Filed Pursuant to Rule 424(b)(1)
Registration No. 333-141503

3,485,000 Shares

Common Stock

We are selling 299,201 shares of common stock and the selling shareholders are selling 3,185,799 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

Our common stock is traded on The Nasdaq Global Market under the symbol “CPLA.” On May 10, 2007, the last reported sale price of our common stock was $36.61 per share.

The underwriters have an option to purchase a maximum of 44,880 additional shares from us and 477,870 additional shares from certain of the selling shareholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Capella	Shareholders

Per Share	$36.00	$1.62	$34.38	$34.38
Total	$125,460,000	$5,645,700	$10,286,530	$109,527,770

Delivery of the shares of common stock will be made on or about May 16, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse
Piper Jaffray
Robert W. Baird & Co.
Stifel Nicolaus
Signal Hill

The date of this prospectus is May 10, 2007.

Capella University

An accredited, exclusively online university
and wholly-owned subsidiary of Capella Education Company

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our common stock discussed under “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us,” “our” and “Capella” refer to Capella Education Company and its wholly owned subsidiary, Capella University. Unless otherwise indicated, industry data is derived from publicly available sources. Certain figures in this prospectus may not total due to rounding adjustments.

Overview

We are an exclusively online post-secondary education services company. Through our wholly owned subsidiary, Capella University, we offer a variety of doctoral, master’s and bachelor’s programs in the following markets: health and human services, business management and technology, and education. Our academic offerings combine competency-based curricula with the convenience and flexibility of an online learning format. At March 31, 2007, we offered over 800 online courses and 16 academic programs with 82 specializations to approximately 19,200 learners.

The majority of our learners are working adults seeking a degree to advance their careers, often with their current employer. The convenience and flexibility of our online learning environment allow learners to combine academic studies with their personal and professional responsibilities. Our courses are focused on helping working adult learners develop specific competencies that they can employ in their workplace. Our research shows that the quality of our academic offerings appeals to adults who value life-long learning. For this reason, we refer to our customers as learners, rather than students.

We are committed to providing our learners with a high quality educational experience. We offer a broad array of curricula that incorporates competency-based instruction into a format specifically designed for online learning. Our faculty members bring significant academic credentials as well as teaching or practitioner experience in their particular disciplines. We offer our learners extensive support services, such as academic advising and career counseling, that are tailored to meet their specific needs in a flexible manner.

In 2006, our end-of-year enrollment and revenues grew by approximately 23% and 21%, respectively, as compared to 2005. To date, our growth has resulted from a combination of: increased demand for our programs; expansion of our program and degree offerings; our ability to obtain specialized accreditations, professional licensures and endorsements for certain programs we offer; establishment of relationships with large corporate employers, the U.S. Armed Forces and other colleges and universities; and a growing acceptance of online education. We seek to achieve growth in a manner that assures continued improvement in educational quality and learner success, while maintaining compliance with regulatory standards. Additionally, we seek to enhance our operational and financial performance by tracking and analyzing quantifiable metrics that provide insight as to the effectiveness of our business and educational processes. Our exclusively online focus facilitates our ability to track a variety of metrics.

Capella University participates in the federal student financial aid programs authorized by Title IV of the Higher Education Act of 1965, as amended, or Title IV, which are administered by the U.S. Department of Education. To be certified to participate in Title IV programs, a school must receive and maintain authorization by the appropriate state educational agency, be accredited by an accrediting agency recognized by the Secretary of the Department of Education, and be certified as an eligible institution by the Department of Education.

Industry

The U.S. market for post-secondary education is a large, growing market. Based on 2005 Integrated Post-Secondary Education Data System data from the U.S. Department of Education, National Center for Education Statistics (NCES), revenue for post-secondary degree-granting educational institutions exceeded $305 billion in academic year 2004. According to a 2005 publication by the NCES, the number of post-secondary students enrolled as of the Fall of 2004 was 17.3 million and is expected to grow to 18.8 million in 2010. We believe the forecasted growth in post-secondary enrollment is a result of a number of factors, including the expected increase in annual high school graduates from 2.9 million in 2002 to 3.3 million in 2010 (based on estimates published by the NCES in 2005), the significant and measurable personal income premium that is attributable to post-secondary education, and an increase in demand by employers for professional and skilled workers. According to the U.S. Census Bureau’s October 2006 report, 64% of adults (persons 25 years of age or older) did not possess a post-secondary degree in 2005. Of the 17.3 million post-secondary students enrolled as of the Fall of 2004, the NCES estimated that 6.8 million were adults, representing 39% of total enrollment. We expect that adults will continue to represent a large, growing segment of the post-secondary education market as they seek additional education to secure better jobs, or to remain competitive or advance in their current careers.

According to Eduventures, LLC, an education consulting and research firm, the revenue growth rate in fully-online education exceeded the revenue growth rate in the for-profit segment of the post-secondary market from 2001 to 2006. We believe that the higher growth in demand for fully-online education is largely attributable to the flexibility and convenience of this instructional format, as well as the growing recognition of its educational efficacy. Additionally, in 2006, Eduventures projected that the number of students enrolled in fully-online programs at Title IV-eligible, degree-granting institutions would grow by approximately 24% in 2006 to reach approximately 1.5 million as of December 31, 2006, and would grow to approximately 2.1 million by December 31, 2008. Eduventures also projected that annual revenues generated from students enrolled in fully-online programs at Title IV-eligible, degree-granting institutions would increase by more than 30% in 2006 to reach approximately $8.1 billion in that year.

Our Competitive Strengths

We believe we have the following competitive strengths:

Commitment to Academic Quality.  We are committed to providing our learners with a high quality academic experience. Our commitment to academic quality is a tenet of our culture and we believe that our commitment is reflected in our curricula, faculty, learner support services and academic oversight process.

Exclusive Focus on Online Education.  In contrast to institutions converting traditional, classroom-based educational offerings to an online format, our academic programs have been designed solely for online delivery. Our curriculum design offers flexibility and promotes a high level of interaction, our faculty are specifically trained to deliver online education, and our learner support infrastructure was developed to track learner progress and performance to meet the needs of online learners.

Academic Programs and Specializations Designed for Working Adults.  At March 31, 2007, we offered 16 academic programs with 82 specializations specifically designed to appeal to and meet the educational objectives of working adults. Our curricula and pedagogy are designed to enable learners to apply relevant knowledge in their workplace.

Extensive Learner Support Services.  We provide extensive learner support services, both online and telephonically. Our support services include: academic services, such as advising, writing and research services; administrative services, such as online class registration and transcript requests; library services; and career counseling services.

Experienced Management Team with Significant Business, Academic and Marketing Expertise.  Our management team possesses extensive experience in business, academic and marketing management. We utilize cross-functional teams to ensure that our business objectives are met while continuing to deliver academic quality.

Our Operating Strategy

We intend to pursue the following operating strategies:

Focus on Markets and Learners.  Within our specified markets, we will continue to develop our existing bachelor’s, master’s and doctoral program offerings while selectively adding new programs and specializations for targeted professions within these markets that we believe offer significant market potential. In particular, we intend to emphasize growth in targeted professions by offering specializations in our master’s and doctoral programs for which we believe there is significant demand.

Building Capella Brand Differentiation.  We will continue to focus on enhancing our brand differentiation as a high quality, exclusively online university for working adults in targeted professions within our specified markets through a variety of integrated online and offline advertising and direct media. We seek to differentiate our brand from those of other educational providers by communicating our ability to deliver high quality educational programs in select specializations within each learner’s chosen profession.

Increasing Enrollment Effectiveness.  We have invested substantial resources in performing detailed market research that enables us to more effectively segment our target market and identify potential learners best suited for our educational experience. As a result, we will continue to target our marketing and recruiting expenditures towards segments of the market that we believe are more likely to result in us enrolling learners who will complete their programs, and we seek to deliver an inspiring educational experience that motivates our learners throughout the learner lifecycle.

Delivering Both Superior Learning Outcomes and a Superior Learner Experience.  We are committed to helping our learners reach their educational and professional goals. This commitment guides the development of our curricula, the recruitment and training of our faculty and staff, and the design of our support services. We believe our focus on both superior learning outcomes and a superior learner experience complements our brand strategy and will continue to enhance learner satisfaction, leading to higher levels of engagement, persistence and referrals.

Drive Successful New Business Development.  We also seek to drive growth through a multifaceted strategy of enhancing existing program offerings, through improvements in course design and technology and obtaining specialized accreditation, additional professional licensure approvals and select endorsements, developing new programs and specializations within our three current target markets, and pursuing new market opportunities that leverage our existing expertise, brand reputation and educational capabilities.

Risks Affecting Us

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary. In particular, our business would be adversely affected if:

•	we are unable to comply with the extensive regulatory requirements to which our business is subject, including Title IV of the Higher Education Act and the regulations under that act, from which we derived 71% of our revenues (calculated on a cash basis) in 2006, state laws and regulations, and accrediting agency requirements, and our inability to comply with these regulations could result in our ceasing operations altogether;

•	we experience any learner, regulatory, reputational, instructional or other events that adversely affect our doctoral offerings, from which we currently derive a significant portion of our revenues and, after the full allocation of corporate overhead expenses, all of our operating income;

•	we experience damage to our reputation or other adverse effects in connection with the compliance audit of Capella University currently being conducted by the Office of Inspector General of the U.S. Department of Education;

•	we experience damage to our reputation or other adverse effects in connection with inquiries conducted by the Attorneys General of New York and Minnesota and U.S. Senator Edward Kennedy, Chairman of the Senate Health, Education, Labor and Pensions Committee, or the matters that are the subject of these inquiries;

•	we are unable to develop new programs and expand our existing programs in a timely and cost-effective manner;

•	we are unable to attract and retain working adult learners to our programs in the highly competitive market in which we operate;

•	we are unable to attract and retain key personnel needed to sustain and grow our business; or

•	our reputation is damaged by regulatory actions or negative publicity affecting us or other companies in the for-profit higher education sector.

Our Executive Offices

Our principal executive offices are located at 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402, and our telephone number is (888) 227-3552. Our website is located at www.capellaeducation.com. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

Accreditation

Capella University is accredited by The Higher Learning Commission and is a member of the North Central Association of Colleges and Schools (NCA), 30 N. LaSalle, Suite 2400, Chicago, Illinois 60602-2504; telephone (312) 263-0456; website www.ncahlc.org. The information on, or accessible through, the website of The Higher Learning Commission and the NCA does not constitute part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by us	299,201 shares (or 344,081 shares, if the underwriters exercise their over-allotment option in full)

Common stock offered by the selling shareholders	3,185,799 shares (or 3,663,669 shares, if the underwriters exercise their over-allotment option in full)

Total offering	3,485,000 shares

Common stock to be outstanding after the offering	16,607,830 shares

Nasdaq Global Market symbol	CPLA

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $10.3 million, or approximately $11.8 million if the underwriters exercise their over-allotment option in full.

As described in “Use of Proceeds,” we intend to use the net proceeds of this offering for working capital and general corporate purposes.

Risk Factors	You should carefully read and consider the information set forth under the heading titled “Risk Factors” and all other information set forth in this prospectus before deciding to invest in shares of our common stock.

The number of shares of common stock shown to be outstanding after the offering is based on the number of shares of common stock outstanding as of March 31, 2007. This number does not include:

•	3,849,445 shares of common stock reserved for future issuance under our stock option plans, including 1,900,094 shares of common stock reserved for future issuance upon the exercise of stock options outstanding as of March 31, 2007 under our stock option plans, at a weighted average exercise price of $17.55 per share (as adjusted to reflect 280,329 shares issuable by us upon the exercise of stock options by certain selling shareholders in connection with this offering); and

•	450,000 shares of common stock reserved for future issuance upon the vesting of common stock outstanding under our stock purchase plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to 44,880 additional shares from us and up to 477,870 shares from certain of the selling shareholders to cover over-allotments of shares;

•	no outstanding options have been exercised since March 31, 2007; and

•	all fractional common share amounts have been rounded to the nearest whole number.

Summary Financial and Other Data

The following table sets forth our summary consolidated financial and operating data as of the dates and for the periods indicated. The summary consolidated statement of operations data for each of the years in the three-year period ended December 31, 2006, and the summary consolidated balance sheet data as of December 31, 2006 and 2005, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2004, have been derived from our audited consolidated balance sheet as of December 31, 2004, which is not included in this prospectus.

The summary consolidated statement of operations data for the three months ended March 31, 2007 and 2006, and the summary consolidated balance sheet data as of March 31, 2007, have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the unaudited periods. The summary consolidated financial and operating data as of and for the three months ended March 31, 2007 are not necessarily indicative of the results that may be obtained for a full year.

The following table also sets forth summary unaudited consolidated as adjusted balance sheet data as of March 31, 2007, which give effect to the transactions described in footnote (e) of the following table. The unaudited consolidated as adjusted balance sheet data are presented for informational purposes only and do not purport to represent what our financial position actually would have been had the transactions so described occurred on the dates indicated or to project our financial position as of any future date.

You should read the following summary financial and other data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2006(a)	2005	2004	2007	2006
	(In thousands, except per share and enrollment data)

Statement of Operations Data:
Revenues	$179,881	$149,240	$117,689	$52,824	$41,858
Costs and expenses:
Instructional costs and services	83,627	71,243	58,850	23,523	20,375
Marketing and promotional	56,646	45,623	35,089	18,320	14,309
General and administrative	21,765	17,501	13,885	5,981	5,290

Total costs and expenses	162,038	134,367	107,824	47,824	39,974

Operating income	17,843	14,873	9,865	5,000	1,884
Other income, net	4,472	2,306	724	1,092	916

Income before income taxes	22,315	17,179	10,589	6,092	2,800
Income tax expense (benefit)	8,904	6,929	(8,196)	2,248	1,158

Net income	$13,411	$10,250	$18,785	$3,844	$1,642

Net income per common share:
Basic	$1.09	$0.89	$1.68	$0.24	$0.14
Diluted	$1.06	$0.86	$1.62	$0.23	$0.14
Weighted average number of common shares outstanding:
Basic	12,271	11,476	11,189	16,015	11,653
Diluted	12,629	11,975	11,599	16,700	11,988
Other Data:
Depreciation and amortization(b)	$8,195	$6,474	$5,454	$2,410	$2,059
Net cash provided by operating activities	$28,901	$28,940	$16,049	$6,281	$6,343
Capital expenditures	$15,354	$9,079	$7,541	$3,556	$3,818
EBITDA(c)	$26,038	$21,347	$15,319	$7,410	$3,943
Enrollment(d)	17,976	14,613	12,252	19,151	15,792

	As of December 31,			As of March 31, 2007
	2006	2005	2004	Actual	As adjusted(e)
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$87,661	$72,133	$49,980	$90,838	$104,472
Working capital(f)	69,147	53,718	37,935	71,745	85,060
Total assets	129,314	106,562	80,026	134,347	147,662
Total redeemable preferred stock	—	57,646	57,646	—	—
Shareholders’ equity (deficit)	93,745	14,414	(5)	98,706	112,022

(a)	Operating income, income before income taxes and EBITDA for the year ended December 31, 2006 included $4.2 million of stock-based compensation expense recognized under FAS 123(R). Net income and net income per common share for the year ended December 31, 2006 included $3.1 million of stock-based compensation expense recognized under FAS 123(R). In accordance with the modified prospective transition method provided under FAS 123(R), our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).

(b)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. Amortization includes amounts related to purchased software, capitalized website development costs and internally developed software.

(c)	EBITDA consists of net income minus other income, net plus income tax expense (benefit) and plus depreciation and amortization. Other income, net consists primarily of interest income earned on short-term marketable securities, net of any interest expense for capital leases and notes payable. We use EBITDA as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA is useful to investors in evaluating our operating performance and liquidity because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization. Depreciation and amortization can vary depending upon accounting methods and the book value of assets. We believe EBITDA presents a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses EBITDA:

•	as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of net income to EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
	(In thousands)

Net income	$13,411	$10,250	$18,785	$3,844	$1,642
Other income, net	(4,472)	(2,306)	(724)	(1,092)	(916)
Income tax expense (benefit)	8,904	6,929	(8,196)	2,248	1,158
Depreciation and amortization	8,195	6,474	5,454	2,410	2,059

EBITDA	$26,038	$21,347	$15,319	$7,410	$3,943

(d)	Enrollment reflects the total number of learners registered in a course as of the last day of classes for such periods.

(e)	The consolidated as adjusted balance sheet data as of March 31, 2007, give effect to:

•	the sale of 299,201 shares of common stock by us in this offering at the public offering price of $36.00 per share;

•	our receipt of the estimated net proceeds of that sale after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the exercise of stock options to purchase 280,329 shares of our common stock to be sold by certain selling shareholders in this offering.

(f)	Working capital is calculated by subtracting total current liabilities from total current assets.

RISK FACTORS

Investing in our common stock involves risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to the Extensive Regulation of Our Business

If we fail to comply with the extensive regulatory requirements for our business, we could face significant restrictions on our operations and monetary penalties, including loss of access to federal loans and grants for our learners on which we are substantially dependent.

In 2006, we derived approximately 71% of our revenues (calculated on a cash basis) from federal student financial aid programs, referred to in this prospectus as Title IV programs, administered by the U.S. Department of Education. A significant percentage of our learners rely on the availability of Title IV program funds to cover their cost of attendance at Capella University and related educational expenses. Title IV programs include educational loans for our learners from both private lenders and the federal government at below-market interest rates that are guaranteed by the federal government in the event of default. Title IV programs also include several income-based grant programs for learners with the greatest economic need as determined in accordance with Department of Education regulations. To participate in Title IV programs, a school must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by the Secretary of the Department of Education and be certified as an eligible institution by the Department of Education. As a result, we are subject to extensive regulation by state education agencies, our accrediting agency and the Department of Education. These regulatory requirements cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. These regulatory requirements can also affect our ability to acquire or open additional schools, to add new or expand existing educational programs and to change our corporate structure and ownership. The state education agencies, our accrediting agency and the Department of Education periodically revise their requirements and modify their interpretations of existing requirements.

If we fail to comply with any of these regulatory requirements, our regulatory agencies could impose monetary penalties, place limitations on our operations, terminate our ability to grant degrees and certificates, revoke our accreditation and/or terminate our eligibility to receive Title IV program funds, each of which could adversely affect our financial condition and results of operations. In addition, should we fail to properly comply with the regulatory requirements set forth in the following risk factors, and as a result be charged, sanctioned, subjected to loss of a federal, state or agency approval or authorization, or otherwise be penalized in some way, our reputation could be damaged and such damage could have a negative impact on our stock price. We cannot predict with certainty how all of these regulatory requirements will be applied or whether we will be able to comply with all of the requirements in the future. We have described some of the most significant regulatory risks that apply to us in the following paragraphs.

We must seek recertification to participate in Title IV programs no less than every six years, and may, in certain circumstances, be subject to review by the Department of Education prior to seeking recertification.

An institution that is certified to participate in Title IV programs must seek recertification from the Department of Education at least every six years, or when it undergoes a change of control. The recertification process includes the electronic submission of a new “Application for Approval to Participate in the Federal Student Financial Aid Programs,” which includes information about the school’s administration, ownership, educational programs and compliance with Department of Education regulations. The application is accompanied by financial statements and documentation of continued accreditation and state authorization. Our current certification expires on December 31, 2008. Our application for recertification will be due for submission no later than September 30, 2008. The Department of Education may also review our continued certification to participate in Title IV programs in the event we expand our activities in certain ways, such as opening an additional location or, in certain cases, if we modify the academic credentials that we offer. In addition, the Department of Education may withdraw our certification without advance notice if it determines that we are not fulfilling material requirements for continued participation in Title IV programs. If the Department of Education did not renew or withdrew our certification to participate in Title IV programs, our learners would no longer be able to receive Title IV program funds, which would have a material adverse effect on our enrollments, revenues and results of operations.

Congress may change the law or reduce funding for Title IV programs, which could reduce our learner population, revenues and profit margin.

Congress reauthorizes the Higher Education Act of 1965, as amended (the Higher Education Act) and other laws governing Title IV programs approximately every five to eight years. The last reauthorization of the Higher Education Act was completed in 1998, which extended authorization through September 30, 2004. Because reauthorization had not yet been completed in a timely manner, Congress extended the current provisions of the Higher Education Act through June 30, 2007. Additionally, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations process. There is no assurance that reauthorization of the Higher Education Act will happen, or that Congress will not enact changes that decrease Title IV program funds available to students, including students who attend our institution. A failure by Congress to reauthorize or otherwise extend the provisions of the Higher Education Act, or any action by Congress that significantly reduces funding for Title IV programs or the ability of our school or learners to participate in these programs, would require us to arrange for non-federal sources of financial aid and would materially decrease our enrollment. Such a decrease in enrollment would have a material adverse effect on our revenues and results of operations. Congressional action may also require us to modify our practices in ways that could result in increased administrative costs and decreased profit margin.

The Office of Inspector General of the U.S. Department of Education has commenced a compliance audit of Capella University which is ongoing and which may result in repayment of Title IV funds, interest, fines, penalties, remedial action and damage to our reputation in the industry.

The Office of Inspector General (“OIG”) of the U.S. Department of Education is responsible for, among other things, promoting the effectiveness and integrity of the Department of Education’s programs and operations. With respect to educational institutions that participate in the Title IV funding programs, the OIG conducts its work primarily through compliance audits and investigations. An OIG compliance audit typically focuses upon whether an institution administers federal funds in accordance with applicable rules and regulations, whereas an investigation typically indicates a concern regarding potential fraud or abuse involving federal funds. In our case, the OIG has informed us that they are conducting a compliance audit (and not an investigation) of Capella University. The compliance audit commenced on April 10, 2006 and since then we have been working with the OIG to facilitate their audit. The period under audit is the Title IV award years of 2002-2003, 2003-2004 and 2004-2005 (with each award year commencing on July 1st).

We do not yet know the full scope of the OIG’s findings; however, based on the field auditors’ preliminary audit exceptions and our verbal communications with the OIG audit staff, we believe that the audit is primarily focused upon whether we properly calculated the amount of Title IV funds required to be returned for learners who withdrew from Capella University without providing an official notification of withdrawal and without engaging in any academic activity prior to such withdrawal. Based on its review to date, the OIG audit staff has identified several such learners for whom it believes proper returns of Title IV funds were not made. If it is determined that we improperly withheld any portion of these funds, we would be required to return the improperly withheld funds, with interest (and possibly fines and penalties). As part of our internal process of continuously evaluating and attempting to improve our policies and procedures, prior to the initiation of the OIG audit we had already begun modifying our policies and procedures for determining whether a learner is engaged in any academic activity. We developed these policies and procedures during spring 2006 and fully implemented them for the 2006-2007 financial aid year. For the three-year audit period, and for that portion of the 2005-2006 award year prior to our change in policies and procedures described above, we estimate that the total amount of the Title IV funds not returned for learners who withdrew without providing official notification was less than $1.0 million, including interest, but not including any fines or penalties.

We believe the audit is also focused upon our policies and procedures for disbursing Title IV funding to learners, and focused to a lesser extent on our communication to our learners of our satisfactory academic progress policy, our exit counseling for federal student loan recipients, and our review of learners’ financial aid histories prior to disbursing Title IV funding. See “Regulatory Environment — Regulation of Federal Student Financial Aid Programs — Compliance Reviews” for information about the OIG audit staff’s inquiries.

The OIG informed us that it completed its field work in January 2007, and based on our conversations with the OIG, we believe it will issue a draft audit report for our response and comment shortly. We expect that the OIG will not issue a final report until several months thereafter. At this time, we expect that the OIG will ultimately identify findings of noncompliance in its final audit report, and that it will likely recommend remedial actions to the Office of Federal Student Aid, including that Capella University refund certain federal student aid funds, modify its Title IV administration procedures and pay fines or penalties. Because of the ongoing nature of the OIG audit, we can neither know nor predict with certainty the ultimate extent of the draft or final audit findings, or the potential liability or remedial actions that might result. Such findings and related remedial action may have an adverse impact on our reputation in the industry, our cash flows and results of operations and our ability to recruit learners, and may have an adverse effect on our stock price. The possible effects of a finding of a regulatory violation (including refunds, fines, penalties and limitations, conditions, suspension or termination of our participation in Title IV programs) are described more fully in “Regulatory Environment — Regulation of Federal Student Financial Aid Programs — Potential Effect of Regulatory Violations.”

If we fail to maintain our institutional accreditation, we would lose our ability to participate in Title IV programs.

Capella University is accredited by The Higher Learning Commission of the North Central Association of Colleges and Schools, one of six regional accrediting agencies recognized by the Secretary of the Department of Education as a reliable indicator of educational quality. Accreditation by a recognized accrediting agency is required for an institution to become and remain eligible to participate in Title IV programs. In 2007, we will seek to have our accreditation reaffirmed with The Higher Learning Commission as part of a regularly scheduled accreditation reaffirmation process. The Higher Learning Commission may impose restrictions on our accreditation or may not renew our accreditation. To remain accredited we must continuously meet certain criteria and standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources and financial stability. Failure to meet any of these criteria or standards could result in the loss of accreditation at the discretion of The Higher Learning Commission. The Department of Education has recently begun a rulemaking proceeding to consider changes in its regulations governing accrediting agencies. Changes in such regulations could impact our ability to comply with accreditation standards and could increase our cost of maintaining accreditation. The loss of accreditation would, among other things, render our learners and us ineligible to participate in Title IV programs, reduce the marketability of a Capella degree and have a material adverse effect on our enrollments, revenues and results of operations.

If Capella University does not maintain its authorization in Minnesota, it may not operate or participate in Title IV programs.

A school that grants degrees, diplomas or certificates must be authorized by the relevant education agency of the state in which it is located. Capella University is deemed to be located in the State of Minnesota and is authorized by the Minnesota Office of Higher Education. State authorization is also required for our learners to be eligible to receive funding under Title IV programs. Such authorization may be lost or withdrawn if Capella University fails to submit renewal applications and other required submissions to the state in a timely manner, or if Capella University fails to comply with material requirements under Minnesota statutes and rules for continued authorization. Loss of state authorization by Capella University from the Minnesota Office of Higher Education would terminate our ability to provide educational services as well as our eligibility to participate in Title IV programs.

Investigations by state attorneys general, Congress and governmental agencies regarding relationships between loan providers and education institutions and their financial aid officers may have a material and adverse impact on our reputation and results of operations.

On April 9, 2007, we received from the State of New York Office of the Attorney General (the “NY Attorney General”) a letter informing us of its investigation of post-secondary education institutions, financial aid officers and student loan providers regarding possible deceptive practices in the marketing of both private student loans and loans provided by such lenders under the Federal Family Education Loan (“FFEL”) program. In its April 9, 2007 letter, the NY Attorney General advised us that it is investigating past consulting work performed for Student Loan Express Inc. by Timothy Lehmann, our Director of Financial Aid, and financial aid practices of Capella University. In connection with its investigation of Mr. Lehmann and Capella University, the NY Attorney General had requested that we undertake to determine whether any other financial aid officers received any payments, whether through consulting agreements or otherwise, stock or other benefits from any other lending institutions and to provide additional information concerning our recommended lenders. Additionally, on April 23, 2007, we received an inquiry from the Minnesota Attorney General (the “MN Attorney General”) regarding these matters. We are in discussions with both the NY and MN Attorneys General regarding their inquiries and possible resolution of these matters. We anticipate changes in the manner in which we interact with student loan lenders to reduce the potential for conflict of interest. However, due to the ongoing nature of the inquiries of the NY and MN Attorneys General, we cannot assure investors that we will be successful in resolving these matters with the NY and MN Attorneys General or that any such resolution will not have a material and adverse effect on us or the price of our common stock.

In response to the April 9, 2007 letter from the NY Attorney General, we conducted our own internal review of these matters, including our relations with both private loan and FFEL program lenders. In order to facilitate this internal review, Mr. Lehmann was placed on paid administrative leave. Mr. Lehmann currently remains on leave, and is not involved with the on-going operations of our financial aid department.

Our internal review of our financial aid practices determined that during the 2005-2006 school year, Student Loan Xpress contracted with Mr. Lehmann for consulting services, for which he was paid approximately $12,400, including expenses. Mr. Lehmann also received less than $3,000 in honoraria ($2,000 of which has been returned) for his service as a speaker or evaluator at certain industry events. These arrangements were not approved by us, were in violation of our Code of Business Conduct, and were not previously revealed to management.

The review further determined that Mr. Lehmann received travel, lodging, meals, entertainment and gifts from Student Loan Xpress and other lenders as part of their sales and marketing initiatives. Mr. Lehmann also served on advisory boards of Student Loan Xpress and other lenders. His travel and lodging expenses in conjunction with board meetings were paid by the lenders, and he received meals, entertainment and gifts at those functions.

The internal review also determined that other Capella employees associated with our financial aid department visited lenders and were reimbursed by the lenders for travel, lodging and meals. These employees received nominal gifts and nominal entertainment from Student Loan Xpress and other lenders.

Finally, the internal review determined that we occasionally received minimal temporary administrative services from employees of several student lenders.

The actions of the NY and MN Attorneys General came at a time of increased scrutiny of student lending practices. Other state attorneys general have also commenced inquiries of student loan practices. On May 9, 2007, the U.S. House of Representatives passed legislation that would, among other things, require that educational institutions report to the Department of Education the nature and basis of all preferred lending arrangements, disclose to students the existence of such relationships and the availability of loans from other lenders, require institutions that utilize preferred lender lists have a minimum number of lenders on such lists, require that institutions adhere to a code of conduct with respect to educational loans, prohibit gifts, compensation and incentives from lenders to colleges and universities and their employees, prohibit employees, officers or agents of institutions from participating on lender advisory committees, prohibit lenders from providing staff for institution’s call centers and financial aid offices, and ban opportunity pools of funds to be used for private educational loans to students in exchange concessions or promises made to a lender. The U.S. Senate is considering, but has not yet acted upon, similar legislation, and the legislation passed by the U.S. House of Representatives would not become law until also passed by the U.S. Senate and signed into law by the President of the United States. Accordingly, the terms of this legislation may be modified in significant respects in connection with that process from that which was passed by the U.S. House of Representatives. However, we would expect that any final legislation on these matters will require us to change the manner in which we interact with student loan lenders to reduce the potential for conflict of interest.

In connection with such pending legislation and Congressional oversight of the student loan industry, on April 19, 2007, we received a letter of inquiry from U.S. Senator Edward Kennedy, Chairman of the Senate Health, Education, Labor and Pensions Committee, related to the Committee’s oversight of the federally-guaranteed student loan program. This inquiry appears to focus primarily on the relationship between Student Loan Xpress and Mr. Lehmann. We are in the process of responding to the inquiry from Senator Kennedy’s office, and at this time cannot predict the duration, scope or outcome of this inquiry.

In addition, the U.S. Department of Education is considering regulations that would largely restrict gifts and incentives that lenders can provide to colleges, closely regulate the manner in which colleges select preferred lenders, and require greater disclosure to students about any preferred lender relationships. The Secretary of the Department of Education recently announced the formation of a Task Force on Student Loans to examine and recommend regulations pertaining to lender issues. The Task Force, which will be composed of representatives from various Department of Education offices, will focus on issues such as preferred lender lists and prohibited lender inducements.

Because of the evolving nature of these various inquiries and developments we can neither know nor predict with certainty their outcome, or the potential liability or remedial actions that might result from these or potentially other inquiries. Similarly, we cannot predict at this time the outcome of legislative or regulatory initiatives. Any of these actions may have a material and adverse impact on our reputation in the industry, our relationships with the agencies that regulate our business, our participation in Title IV programs, our cash flows and results of operations and our ability to recruit learners and, accordingly, may have a material and adverse effect on our stock price.

Our regulatory environment and our reputation may be negatively influenced by the actions of other post-secondary educational institutions.

We are part of a large and highly regulated post-secondary education market that includes public and private two-year and four-year colleges, and other for-profit institutions. In recent years, regulatory investigations and civil litigation have been commenced against several companies that own for-profit educational institutions, as well as against public and private non-profit institutions. These investigations and lawsuits have alleged, among other things, deceptive trade practices and non-compliance with Department of Education regulations or state consumer protection laws. These allegations have attracted adverse media coverage and have been the subject of legislative hearings and regulatory actions at both the federal and state levels. Although the media, regulatory and legislative focus has been primarily upon the allegations made against specific companies and institutions, broader allegations against the overall post-secondary education sector may negatively impact public perceptions of other educational institutions, including Capella University. Adverse media coverage regarding other companies in the for-profit school sector or public and private non-profit institutions, or regarding us directly, could damage our reputation, could result in lower enrollments, revenues and operating profit, and could have a negative impact on our stock price. Such allegations could also result in increased scrutiny and regulation by the Department of Education, Congress, accrediting bodies, state legislatures or other governmental authorities on all educational institutions, including us.

We are subject to sanctions if we fail to correctly calculate and timely return Title IV program funds for learners who withdraw before completing their educational program.

A school participating in Title IV programs must correctly calculate the amount of unearned Title IV program funds that have been disbursed to students who withdraw from their educational programs before completion and must return those unearned funds in a timely manner, generally within 45 days (or within 30 days under regulations that were in effect prior to September 8, 2006) of the date the school determines that the student has withdrawn. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of students sampled on the institution’s annual compliance audit constitutes material non-compliance. If unearned funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of the Department of Education or otherwise be sanctioned by the Department of Education, which could increase our cost of regulatory compliance and adversely affect our results of operations. As described in “Regulatory Environment — Regulation of Federal Student Financial Aid Programs — Compliance Reviews,” we are currently subject to an OIG audit which we understand includes a review of the amount of Title IV program funds that we returned for learners who withdrew from their educational programs before completion and without providing official notification of such withdrawal.

A failure to demonstrate “financial responsibility” may result in the loss of eligibility by Capella University to participate in Title IV programs or require the posting of a letter of credit in order to maintain eligibility to participate in Title IV programs.

To participate in Title IV programs, an eligible institution must satisfy specific measures of financial responsibility prescribed by the Department of Education, or post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs. The Department of Education may also apply such measures of financial responsibility to the operating company and ownership entities of an eligible institution and, if such measures are not satisfied by the operating company or ownership entities, require the institution to post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs. Any obligation to post a letter of credit could increase our costs of regulatory compliance. If Capella University is unable to secure a letter of credit, it would lose its eligibility to participate in Title IV programs. In addition to the obligation to post a letter of credit, an institution that is determined by the Department of Education not to be financially responsible can be transferred from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment. Limitations on, or termination of, Capella University’s participation in Title IV programs as a result of its failure to demonstrate financial responsibility would limit Capella University’s learners’ access to Title IV program funds, which could significantly reduce our enrollments and revenues and materially and adversely affect our results of operations.

A failure to demonstrate “administrative capability” may result in the loss of Capella University’s eligibility to participate in Title IV programs.

Department of Education regulations specify extensive criteria an institution must satisfy to establish that it has the requisite “administrative capability” to participate in Title IV programs. These criteria require, among other things, that the institution:

•	comply with all applicable Title IV program regulations;

•	have capable and sufficient personnel to administer the federal student financial aid programs;

•	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

•	not have cohort default debt rates above specified levels;

•	have various procedures in place for safeguarding federal funds;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

•	refer to the Department of Education’s Office of Inspector General any credible information indicating that any applicant, student, employee or agent of the institution has been engaged in any fraud or other illegal conduct involving Title IV programs;

•	submit in a timely manner all reports and financial statements required by the regulations; and

•	not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria or comply with any other Department of Education regulations, the Department of Education may:

•	require the repayment of Title IV funds;

•	transfer the institution from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.

If we are found not to have satisfied the Department of Education’s “administrative capability” requirements we could be limited in our access to, or lose, Title IV program funding, which would significantly reduce our enrollment and revenues and materially and adversely affect our results of operations.

We are subject to sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admissions or financial aid activities.

A school participating in Title IV programs may not provide any commission, bonus or other incentive payment to any person involved in student recruiting or admission activities or in making decisions regarding the awarding of Title IV program funds based on success in enrolling students or securing financial aid. If we violate this law, we could be fined or otherwise sanctioned by the Department of Education. Any such fines or sanctions could harm our reputation, impose significant costs on us, and have a material adverse effect on our results of operations.

Our failure to comply with regulations of various states could result in actions taken by those states that would have a material adverse effect on our enrollments, revenues and results of operations.

Various states impose regulatory requirements on educational institutions operating within their boundaries. Several states have sought to assert jurisdiction over online educational institutions that have no physical location or other presence in the state but offer educational services to students who reside in the state, or that advertise to or recruit prospective students in the state. State regulatory requirements for online education are inconsistent between states and not well developed in many jurisdictions. As such, these requirements change frequently and, in some instances, are not clear or are left to the discretion of state employees or agents. Our changing business and the constantly changing regulatory environment require us to continually evaluate our state regulatory compliance activities. In the event we are found not to be in compliance, and a state seeks to restrict one or more of our business activities within its boundaries, we may not be able to recruit learners from that state and may have to cease providing service to learners in that state.

Capella University is subject to extensive regulations by the states in which it is authorized or licensed. In addition to Minnesota, Capella University is authorized or licensed in the following 14 states for all or some of its programs because we have determined that our activities in these states constitute a presence or otherwise require authorization or licensure by the respective state educational agencies:

State	Capella University Activity Constituting Presence Requiring Licensure or Authorization

Alabama	Agreement with a former provider of library services to Capella students.
Arizona	State agency broadly interprets presence requiring licensure to include the offering of degree programs by distance education; Capella also conducts in-state colloquia.
Arkansas	Agreement with Wal-Mart Stores, Inc. under which Wal-Mart employees located in Arkansas receive discounted tuition for certain Capella University programs.
Colorado	No determination of presence; authorization granted in order to have marketing and recruiting agents in the state.
Florida	Recruiting activities in the state.
Georgia	Direct marketing and recruiting activities in the state.
Illinois	Authorization to conduct in-state colloquia.
Kentucky	Direct marketing and recruiting activities in the state.
Nevada	Direct marketing and recruiting activities in the state; agreements with community colleges.
Ohio	Direct marketing and recruiting activities in the state for select programs.
Virginia	Direct marketing and recruiting activities in the state; agreements with community colleges.
Washington	Direct marketing and recruiting activities in the state; agreements with community colleges.
West Virginia	Direct marketing and recruiting activities in the state.
Wisconsin	State agency broadly interprets licensure requirements to cover all institutions serving residents of the state.

As of the last day of classes for the quarter ended March 31, 2007, the number of learners living in each of these states (other than Minnesota, Florida and Georgia) was less than 5% of our total enrollment. As of the last day of classes for the quarter ended March 31, 2007, approximately 5% of our learners lived in Minnesota, approximately 6% lived in Florida and approximately 8% lived in Georgia.

In some cases, the licensure or authorization is only for specific programs. In the majority of these states, Capella University has determined that separate licensure or authorization for its certificate programs is not necessary, although approval of certificate programs is required and has been obtained from the States of Arizona, Florida and Ohio. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and award degrees. Some states may also prescribe financial regulations that are different from those of the Department of Education. Capella University is required to post surety bonds in several states. If we fail to comply with state licensing or authorization requirements, we may be subject to the loss of state licensure or authorization. Although we believe that the only state licensure or authorization that is necessary for Capella University to participate in Title IV programs is our authorization from the Minnesota Office of Higher Education, loss of licensure or authorization in other states could prohibit us from recruiting or enrolling students in those states, reduce significantly our enrollments and revenues and have a material adverse effect on our results of operations.

The inability of our graduates to obtain licensure in their chosen professional fields of study could reduce our enrollments and revenues, and potentially lead to litigation that could be costly to us.

Certain of our graduates seek professional licensure in their chosen fields following graduation. Their success in obtaining licensure depends on several factors, including the individual merits of the learner, but also may depend on whether the institution and the program were approved by the state or by a professional association, whether the program from which the learner graduated meets all state requirements and whether the institution is accredited. Certain states have refused to license students who graduate from programs that do not meet specific types of accreditation, residency or other state requirements. Specifically, certain states have refused to license learners from particular Capella University programs due to the fact that the program did not meet one or more of the state’s specific licensure requirements or were not approved by the state for purposes of licensure. We have had to respond to claims brought against us by former learners as a result of such refusal. Certain states have denied our graduates professional licensure because the Capella University program from which they graduated did not have a sufficient number of residency hours, did not include a state approved clinical program, did not satisfy state coursework requirements or was not accredited by a specific third party (such as the American Psychological Association). In the event that one or more states refuses to recognize our learners for professional licensure in the future based on factors relating to our institution or programs, the potential growth of our programs would be negatively impacted, which could have a material adverse effect on our results of operations. In addition, we could be exposed to litigation that would force us to incur legal and other expenses that could have a material adverse effect on our results of operations.

If regulators do not approve or delay their approval of transactions involving a change of control of our company, our ability to participate in Title IV programs may be impaired.

If we or Capella University experience a change of control under the standards of applicable state education agencies, The Higher Learning Commission or the Department of Education, we must seek the approval of each relevant regulatory agency. Transactions or events that constitute a change of control include significant acquisitions or dispositions of an institution’s common stock and significant changes in the composition of an institution’s board of directors. Some of these transactions or events may be beyond our control. The potential adverse effects of a change of control with respect to participation in Title IV programs could influence future decisions by us and our shareholders regarding the sale, purchase, transfer, issuance or redemption of our common stock. In addition, the adverse regulatory effect of a change of control finding also could discourage bids for your shares of our common stock and could have an adverse effect on the market price of your shares.

We do not believe that this offering would constitute a change of control or otherwise require any filing or approval under the standards of The Higher Learning Commission, the Department of Education or the State of Minnesota. We also do not believe that this offering would constitute a change of control or otherwise require any filing or approval under the standards of applicable state education agencies which presently authorize or license Capella University. However, in many of these states, the regulatory standards as to the types of transactions that constitute a change of control or otherwise require filings or approvals are unclear or there is insufficient regulatory guidance for us to definitively determine that this offering would not constitute a change of control or require any such filing or approval with respect to any particular state. Further, any particular state may interpret their applicable standards differently than we do. Accordingly, we cannot assure that no state will determine that this offering constitutes a change of control under that state’s standards or that any other filings or approvals are necessary in connection with this offering. In the event any state that presently authorizes or licenses Capella University concludes that this offering constitutes a change of control, or that any other actions are necessary to be taken in connection with this offering, we could be required to obtain the reaffirmation of our authorization from the relevant state education agency or otherwise take the requisite action necessary with respect to this offering. If we fail to obtain any such required reaffirmation, or otherwise fail to take the requisite action necessary in the relevant state, the state could restrict Capella University’s ability to engage in activities within that state. In some cases, a relevant state could potentially prevent Capella University from offering services to learners in the state or from having employees in the state. As a result of these potential restrictions or prohibitions our enrollments and results of operations could be materially adversely affected.

Government and regulatory agencies and third parties may conduct compliance reviews, bring claims or initiate litigation against us.

Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of non-compliance and lawsuits by government agencies, regulatory agencies and third parties, including claims brought by third parties on behalf of the federal government. If the results of these reviews or proceedings are unfavorable to us, or if we are unable to defend successfully against lawsuits or claims, we may be required to pay money damages or be subject to fines, limitations, loss of Title IV funding, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or to defend against those lawsuits or claims. Claims and lawsuits brought against us may damage our reputation, even if such claims and lawsuits are without merit.

We may lose eligibility to participate in Title IV programs if our student loan default rates are too high, which would significantly reduce our learner population.

An educational institution may lose its eligibility to participate in some or all Title IV programs if, for three consecutive federal fiscal years, 25% or more of its students who were required to begin repaying their student loans in the relevant fiscal year default on their payment by the end of the next federal fiscal year. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate exceeds 40% in the most recent federal fiscal year for which default rates have been calculated by the Department of Education. Capella University’s default rates on the Federal Family Education Loan, or FFEL, program loans for the 2004, 2003 and 2002 federal fiscal years, the three most recent years for which information is available, were 2.2%, 1.8% and 2.8%, respectively. If Capella University loses its eligibility to participate in Title IV programs because of high student loan default rates, our learners would no longer be eligible to receive Title IV program funds under various government-sponsored financial aid programs, which would significantly reduce our enrollments and revenues and have a material adverse effect on our results of operations.

We may lose eligibility to participate in Title IV programs if the 50% Rules are reinstated temporarily or permanently, which would significantly reduce our learner population and have an adverse effect on our revenues and operating profits.

Prior to passage of the Higher Education Reconciliation Act of 2006, which was part of the Deficit Reduction Act of 2006, the Higher Education Act generally excluded from Title IV program participation institutions at which (1) more than 50% of the institution’s courses were offered via correspondence, including online courses, or (2) 50% or more of the institution’s students were enrolled in correspondence courses, including online courses. As an exclusively online university, the so called “50% Rules,” enacted in 1992, would otherwise have precluded us from participating in Title IV programs. However, in 1998, Congress authorized the Department of Education to establish and administer the Distance Education Demonstration Program, or the Demonstration Program, to assess the viability of providing Title IV program funds to institutions that offered online educational programs. We were accepted as a participant in the program and, by virtue of our participation in the program, our learners were able to access Title IV program funds.

The 50% Rules were repealed for telecommunications courses (including online courses) as part of the Higher Education Reconciliation Act, and the Demonstration Program was thereafter terminated. The Department of Education subsequently promulgated regulations to implement the Higher Education Reconciliation Act’s provisions, including repeal of the 50% Rules. Those regulations became effective December 1, 2006. As a result, our learners continue to be able to access Title IV Funds. At least six lawsuits were filed challenging the constitutionality of the Deficit Reduction Act in general, on grounds that discrepancies exist between non-education related provisions of the legislation passed in the House and Senate. At least five of these cases have been dismissed at the U.S. District Court level, although at least two of those dismissals are currently being appealed. In the event litigation challenging the Deficit

Reduction Act is successful, the 50% Rules could be reinstated and, barring reinstatement of the Demonstration Program or additional legislative action, our learners would not be able to access Title IV program funds. If our learners were temporarily or permanently unable to access Title IV funds, many would not be able to continue their educations at Capella University, which would significantly reduce our enrollments, revenues and operating profits.

We may lose eligibility to participate in Title IV programs if the percentage of our revenue derived from those programs is too high, which would significantly reduce our learner population.

A for-profit institution loses its eligibility to participate in Title IV programs if, on a cash accounting basis, it derives more than 90% of its revenue from those programs in any fiscal year. In 2006, under the regulatory formula prescribed by the Department of Education, we derived approximately 71% of our revenues (calculated on a cash basis) from Title IV programs. If we lose our eligibility to participate in Title IV programs because more than 90% of our revenues are derived from Title IV program funds in any year, our learners would no longer be eligible to receive Title IV program funds under various government-sponsored financial aid programs, which would significantly reduce our enrollments and revenues and have a material adverse effect on our results of operations and financial condition.

Risks Related to Our Business

Our success depends in part on our ability to update and expand the content of existing programs and develop new programs and specializations on a timely basis and in a cost-effective manner.

The updates and expansions of our existing programs and the development of new programs and specializations may not be accepted by existing or prospective learners or employers. If we cannot respond to changes in market requirements, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as learners require or as quickly as our competitors introduce competing programs. To offer a new academic program, we may be required to obtain appropriate federal, state and accrediting agency approvals, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible for federal student financial aid programs, a new academic program may need to be certified by the Department of Education. If we are unable to respond adequately to changes in market requirements due to financial constraints or other factors, our ability to attract and retain learners could be impaired and our financial results could suffer.

Establishing new academic programs or modifying existing programs requires us to make investments in management and capital expenditures, incur marketing expenses and reallocate other resources. We may have limited experience with the courses in new areas and may need to modify our systems and strategy or enter into arrangements with other educational institutions to provide new programs effectively and profitably. If we are unable to increase the number of learners, or offer new programs in a cost-effective manner, or are otherwise unable to manage effectively the operations of newly established academic programs, our results of operations and financial condition could be adversely affected.

Our financial performance depends on our ability to continue to develop awareness among, and attract and retain, working adult learners.

Building awareness of Capella University and the programs we offer among working adult learners is critical to our ability to attract prospective learners. It is also critical to our success that we convert these prospective learners to enrolled learners in a cost-effective manner and that these enrolled learners remain active in our programs. Some of the factors that could prevent us from successfully enrolling and retaining learners in our programs include:

•	the emergence of more successful competitors;

•	factors related to our marketing, including the costs of Internet advertising and broad-based branding campaigns;

•	performance problems with our online systems;

•	failure to maintain accreditation;

•	learner dissatisfaction with our services and programs;

•	adverse publicity regarding us, our competitors or online or for-profit education generally;

•	price reductions by competitors that we are unwilling or unable to match;

•	a decline in the acceptance of online education; and

•	a decrease in the perceived or actual economic benefits that learners derive from our programs.

If we are unable to continue to develop awareness of Capella University and the programs we offer, and to enroll and retain learners, our enrollments would suffer and our ability to increase revenues and maintain profitability would be significantly impaired.

Strong competition in the post-secondary education market, especially in the online education market, could decrease our market share, increase our cost of acquiring learners and put downward pressure on our tuition rates.

Post-secondary education is highly competitive. We compete with traditional public and private two-year and four-year colleges as well as other for-profit schools. Traditional colleges and universities may offer programs similar to ours at lower tuition levels as a result of government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to for-profit institutions. In addition, some of our competitors, including both traditional colleges and universities and other for-profit schools, have substantially greater name recognition and financial and other resources than we have, which may enable them to compete more effectively for potential learners and decrease our market share. We also expect to face increased competition as a result of new entrants to the online education market, including established colleges and universities that had not previously offered online education programs. Moreover, one or more of our competitors may obtain specialized accreditations that improve their competitive positions against us.

We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations. For example, as the market continues to mature, certain of our competitors have begun to reduce tuition rates. We may therefore be required to reduce our tuition or increase spending in response to competition in order to retain or attract learners or pursue new market opportunities. We may also face increased competition in maintaining and developing new marketing relationships with corporations, particularly as corporations become more selective as to which online universities they will encourage their current employees to attend and from which online universities they will hire prospective employees. These competitive factors could cause our enrollments, revenues and profitability to significantly decrease.

We operate in a highly competitive market with rapid technological change, and we may not have the resources needed to compete successfully.

Online education is a highly competitive market that is characterized by rapid changes in our learners’ technological requirements and expectations and evolving market standards. Competitors vary in size and organization from traditional colleges and universities to for-profit schools, corporate universities and software companies providing online education and training software. Each of these competitors may develop platforms or other technologies that are superior to the platform and technology we use. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete.

System disruptions and vulnerability from security risks to our online computer networks could impact our ability to generate revenue and damage the reputation of Capella University, limiting our ability to attract and retain learners. We are currently migrating to a new enterprise resource planning system, and unplanned costs and decreases in productivity could adversely impact our financial results.

The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain learners. Any system error or failure, or a sudden and significant increase in bandwidth usage, could result in the unavailability of our courseroom platform, damaging our ability to generate revenue. Our technology infrastructure could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters, terrorist activities and telecommunications failures. In the Fall of 2005, we completed the transfer of our learners to a new courseroom platform, Blackboard Learning System, formerly known as WebCT Vista, and we recently migrated this courseroom platform to a new server system.

We are currently replacing our individual software applications with a comprehensive enterprise resource planning system. The implementation of this enterprise resource planning system is projected to continue into 2008. The enterprise resource planning system is a large-scale project to which our employees and contractors continue to devote substantial time. Our in-house expertise, including the expertise of our contractors, related to large-scale enterprise resource planning system implementations is limited, and an implementation of this scope by its nature gives rise to risk of system interruption or failure. In addition, implementation of the enterprise resource planning system may result in unplanned and unbudgeted costs, which could have a material adverse effect on our financial results. Further, during and after implementation, we may experience decreases in productivity in excess of planned levels as our employees transition to and begin to use the new system, and such decreases could have a material adverse effect on our financial results.

During 2003 and 2004, we experienced intermittent failures of our courseroom platform that prevented learners from accessing their courses. We may experience additional interruptions or failures in our computer systems as a result of our ongoing implementation of our enterprise resource planning system, or our recently implemented new courseroom platform and server system. Any interruption to our technology infrastructure could have a material adverse effect on our ability to attract and retain learners and could require us to incur additional expenses to correct or mitigate the interruption.

Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. We engage with multiple security assessment providers on a periodic basis to review and assess our security. We utilize this information to audit ourselves to ensure that we are continually monitoring the security of our technology infrastructure. However, we cannot assure you that these security assessments and audits will protect our computer networks against the threat of security breaches.

At present we derive a significant portion of our revenues and, after the full allocation of corporate overhead expenses, all of our operating income from our doctoral programs.

Our origins are as an online university primarily for doctoral learners. Despite the expansion of our program offerings to include both master’s and bachelor’s degrees, our doctoral learner community remains an integral part of the success of our business model. At March 31, 2007, learners seeking doctoral, master’s and bachelor’s degrees represented approximately 41%, 43% and 15%, respectively, of our enrollment. Due to the relative size, maturity and economics of our doctoral programs, for the three months ended March 31, 2007, doctoral learners accounted for approximately $28.2 million, or 53%, of our revenues, and, after the full allocation of corporate overhead expenses, all of our operating income. Prior to the full allocation of corporate overhead expenses, our doctoral programs accounted for most of our operating income in these periods. If we were to experience any learner, regulatory, reputational, instructional or other event that adversely affected our doctoral offerings, our results of operations could be significantly and adversely affected.

We recently transitioned our library services and resources in-house, and we now have responsibility for providing library services directly to our learners. We have limited experience providing such services and any inability to do so effectively could limit our ability to attract and retain learners, and adversely affect our enrollments, revenues and operating profits.

Our library services and resources had previously been provided by the Sheridan Libraries at The Johns Hopkins University under an agreement between The Johns Hopkins University and us. We provided notice of our intent to terminate that agreement in June 2006, and effective January 31, 2007, we completed the transition of those services and resources. The library services that were performed by The Johns Hopkins University are now performed in-house by our own employees, except interlibrary loan coordination, which we have outsourced to the University of Michigan. We have limited experience in providing library services in-house, and to do so we needed to hire additional library personnel, including in-house librarians.

It is possible that we may not be able to provide library services in-house and through the University of Michigan as successfully or as cost-effectively as we are currently planning. If we are not able to successfully provide in-house certain of the library services formerly performed by The Johns Hopkins University, or if the University of Michigan does not perform as expected, the quality of our overall program would suffer, which would in turn decrease our enrollments, revenues and operating profits. If we are not able to provide such services as cost-effectively as planned, our operating profits would be adversely affected.

We may experience declines in our revenue and enrollment growth rates, and our growth may place a strain on our resources.

We have experienced significant growth since we established our university in 1993. However, while we have continued to achieve growth in revenues and enrollment year-over-year, these growth rates have declined in recent periods and may continue to decline in the future. Specifically, we expect additional competitors to enter the online educational market and increased competition for online education offerings, including from colleges and universities that provide blended educational programs involving both classroom and online components.

The growth that we have experienced in the past, as well as any future growth that we experience, may place a significant strain on our resources and increase demands on our management information and reporting systems and financial management controls. If we are unable to manage our growth effectively while maintaining appropriate internal controls, we may experience operating inefficiencies that could increase our costs and adversely affect our profitability and results of operations.

We rely on exclusive proprietary rights and intellectual property that may not be adequately protected under current laws, and we encounter disputes from time to time relating to our use of intellectual property of third parties.

Our success depends in part on our ability to protect our proprietary rights. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements to protect our proprietary rights. We rely on service mark and trademark protection in the United States and select foreign jurisdictions to protect our rights to the marks “CAPELLA,” “CAPELLA EDUCATION COMPANY,” and “CAPELLA UNIVERSITY,” as well as distinctive logos and other marks associated with our services. We rely on agreements under which we obtain rights to use course content developed by faculty members and other third-party content experts. We cannot assure you that these measures will be adequate, that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the United States or select foreign jurisdictions, or that third parties will not infringe upon or violate our proprietary rights. Despite our efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our curricula, online resource material and other content. Our management’s attention may be diverted by these attempts and we may need to use funds in litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. In certain instances, we may not have obtained sufficient rights in the content of a course. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit. Our general liability and cyber liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our classes or pay monetary damages, which may be significant.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

In some instances, our faculty members or our learners may post various articles or other third-party content on class discussion boards. We may incur liability for the unauthorized duplication or distribution of this material posted online for class discussions. Third parties may raise claims against us for the unauthorized duplication of this material. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our general liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages.

A reclassification of our adjunct faculty by authorities may have a material adverse effect on our results of operations.

Adjunct faculty comprised approximately 86% of our faculty population at March 31, 2007. We classify our adjunct faculty as independent contractors, as opposed to employees. Because we classify our adjunct faculty as independent contractors, we do not withhold federal or state income or other employment-related taxes, make federal or state unemployment tax or Federal Insurance Contributions Act, or FICA, payments or provide workers’ compensation insurance with respect to our adjunct faculty. The determination of whether adjunct faculty members are properly classified as independent contractors or as employees is based upon the facts and circumstances of our relationship with our adjunct faculty members. Federal or state authorities may challenge our classification as incorrect and assert that our adjunct faculty members must be classified as employees. In the event that we were to reclassify our adjunct faculty as employees, we would be required to withhold the appropriate taxes, make unemployment tax and FICA payments and pay for workers’ compensation insurance and additional payroll processing costs. If we had reclassified our adjunct faculty members as employees for 2006, we estimate our additional tax, workers’ compensation insurance and payroll processing payments would have been approximately $1.6 million for that year. The amount of additional tax and insurance payments would increase in the future as the total amount we pay to adjunct faculty increases. In addition to these known costs, we could be subject to retroactive taxes and penalties, which may be significant, by federal and state authorities, which could adversely affect our financial condition and results of operations.

We may not be able to retain our key personnel or hire and retain the personnel we need to sustain and grow our business.

Our success to date has depended, and will continue to depend, largely on the skills, efforts and motivation of our executive officers, who generally have significant experience with our company and within the education industry. Our Chairman and Chief Executive Officer, Stephen Shank, is 63 years old and has been our Chief Executive Officer since he founded Capella in 1991. Mr. Shank is also the Chancellor of Capella University. To facilitate an orderly development and transition of leadership, our board of directors has been engaged in ongoing succession planning. Mr. Shank has advised the board that at such point as clear Chief Executive Officer succession capability has been established, and no earlier than 2008, he would relinquish his duties as Chief Executive Officer. As one means to facilitate Mr. Shank’s eventual transition, the board established the position of Chief Operating Officer.

Our success also depends in large part upon our ability to attract and retain highly qualified faculty, school directors, administrators and corporate management. In March 2007, we began a national search for a new president of Capella University, a position currently held by Dr. Michael Offerman who is transitioning to a new executive position at Capella. Due to the nature of our business, we face significant competition in attracting and retaining personnel who possess the skill sets we seek. In addition, key personnel may leave us and subsequently compete against us. We do not carry life insurance on our key personnel for our benefit. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to successfully sustain and grow our business, which could in turn materially and adversely affect our results of operations.

Our learner population and revenues could decrease if the government tuition assistance offered to U.S. Armed Forces personnel is reduced or eliminated, if the tuition discounts which we offer to U.S. Armed Forces personnel are reduced or eliminated, or if our informal arrangements with any military bases deteriorate.

Active duty members of the U.S. Armed Forces are eligible to receive tuition assistance from the government, which they may use to pursue post-secondary degrees. We offer tuition discounts generally ranging from 10% to 15% to all members of the U.S. Armed Forces and immediate family members of active duty U.S. Armed Forces personnel. For the three months ended March 31, 2007, approximately 18% of our learners received a U.S. Armed Forces tuition discount. During 2006, we provided approximately $3.0 million of such discounts. We also have non-exclusive agreements with various educational institutions of the U.S. Armed Forces pursuant to which we have agreed to accept credits toward a Capella University degree from certain military educational programs. These agreements generally may be terminated by either party upon 30 to 45 days’ notice. Additionally, we have informal arrangements with several military bases pursuant to which the bases make information about Capella University available to interested service members. Each of these informal arrangements is not binding on either party and either party could end the arrangement at any time. If our informal arrangement with any military base deteriorates or ends, our efforts to recruit learners from that base will be impaired. In the event that governmental tuition assistance programs to active duty members of the U.S. Armed Forces are reduced or eliminated, if our tuition discount program which we offer U.S. Armed Forces personnel and their immediate family members is reduced or eliminated, or if our informal arrangements with any military base deteriorates, this could materially and adversely affect our revenues and results of operations.

Our expenses may cause us to incur operating losses if we are unsuccessful in achieving growth.

Our expenses are based, in significant part, on our estimates of future revenues and are largely fixed in the short term. As a result, we may be unable to adjust our spending in a timely manner if our revenues fall short of our expectations. Accordingly, any significant shortfall in revenues in relation to our expectations would have an immediate and material adverse effect on our profitability. In addition, as our business grows, we anticipate increasing our operating expenses to expand our program offerings, marketing initiatives and administrative organization. Any such expansion could cause material losses to the extent we do not generate additional revenues sufficient to cover those expenses.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.

In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Learner population varies as a result of new enrollments, graduations and learner attrition. While our number of enrolled learners has grown in each sequential quarter over the past three years, the number of enrolled learners has been proportionally greatest in the fourth quarter of each respective year. A significant portion of our general and administrative expenses do not vary proportionately with fluctuations in revenues. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of new program introductions, the timing of colloquia and events and increased enrollments of learners. These fluctuations may result in volatility or have an adverse effect on the market price of our common stock.

Our current success and future growth depend on the continued acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.

Our business relies on the Internet for its success. A number of factors could inhibit the continued acceptance of the Internet and adversely affect our profitability, including:

•	inadequate Internet infrastructure;

•	security and privacy concerns; and

•	the unavailability of cost-effective Internet service and other technological factors.

If Internet use decreases, or if the number of Internet users seeking educational services on the Internet does not increase, our business may not grow as planned.

Government regulations relating to the Internet could increase our cost of doing business, affect our ability to grow or otherwise have a material adverse effect on our business.

The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations or interpretations related to doing business over the Internet could increase our costs and materially and adversely affect our enrollments, revenues and results of operations.

An increase in interest rates could adversely affect our ability to attract and retain learners.

Approximately 71% of our revenues (calculated on a cash basis) for the year ended December 31, 2006, were derived from Title IV programs, which involve subsidized student borrowing. Additionally, many of our learners finance their education through private, unsubsidized borrowing. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for learners. However, interest rates are currently increasing. Much of the financing our learners receive is tied to floating interest rates. In addition, in the event Congress decreases the amount available for federal student aid, our learners may have to pay higher, unsubsidized interest rates. Therefore, any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective learners, which could result in a significant reduction in our learner population and revenues. Higher interest rates could also contribute to higher default rates with respect to our learners’ repayment of their education loans. Higher default rates may in turn adversely impact our eligibility to participate in some or all Title IV programs, which could result in a significant reduction in our learner population and our profitability.

Risks Related to the Offering

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in our number of enrolled learners;

•	new laws or regulations or new interpretations of laws or regulations applicable to our business;

•	seasonal variations in our learner population;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors; and

•	sales of common stock by our directors, executive officers and significant shareholders.

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

Future sales of our common stock in the public market could lower our stock price.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions. After the completion of this offering, we will have 16,607,830 outstanding shares of common stock. This number includes 4,600,000 shares sold in our initial public offering, which may be resold immediately in the public market and 3,485,000 shares being sold in this offering, which may be resold immediately in the public market.

8,000,016 shares of our common stock, or 48.2% of our total outstanding shares, are restricted from immediate resale under the federal securities laws and the terms of various lock-up agreements between certain of our shareholders and the underwriters of our initial public offering or the underwriters of this offering, but may be sold into the market in the near future. Under the terms of these lock-up agreements:

•	240,575 of these shares will become available for sale, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933 (the Securities Act), at various times following the May 25, 2007 expiration of the lock-up agreements entered into with the underwriters of our initial public offering. These lock-up agreements are described in the section entitled “Shares Eligible for Future Sale — Lock Up Agreements”;

•	5,495,172 of these shares will become available for sale, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act, at various times following the expiration of the 60-day lock-up period of the lock-up agreements which have been entered into by certain of our shareholders with the underwriters of this offering and are described in the section entitled “Underwriting”, which 60-day lock-up period will commence on the date of this prospectus and is subject to an extension of no more than 34 days as a result of an earnings release by us or the occurrence of material news or a material event relating to us; and

•	2,264,269 of these shares will become available for sale, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act, at various times following the expiration of the 90-day lock-up period of the lock-up agreements which have been entered into by certain of our shareholders with the underwriters of this offering and are described in the section entitled “Underwriting”, which 90-day lock-up period will commence on the date of this prospectus and is subject to an extension of no more than 34 days as a result of an earnings release by us or the occurrence of material news or a material event relating to us.

The terms of any lock-up agreement may be waived with the prior consent of Credit Suisse Securities (USA) LLC, and Credit Suisse Securities (USA) LLC may release all or a portion of the shares subject to any lock-up agreement at any time without notice. The periods immediately following expiration of any of the various lock-up agreements may experience relatively higher levels of selling activity.

In addition, we have an effective S-8 registration statement under the Securities Act pursuant to which we have registered 4,192,890 shares of our common stock issuable under our stock incentive plans. As a result, shares issued under our stock incentive plans covered by the S-8 registration statement are eligible for resale in the public market without restriction, subject to certain Rule 144 limitations applicable to affiliates and, to the extent applicable, the lock-up agreements described above.

After this offering, certain of our existing shareholders are expected to be parties to a registration rights agreement with us relating to 2,936,862 shares of our common stock. Under that agreement, these shareholders will have the right, after the expiration of any lock-up period to which they are subject, to require us to effect the registration of these shares. In addition, if we propose to register, or are required to register following the exercise of a “demand” registration right as described in the previous sentence, any of our shares of common stock under the Securities Act, all the shareholders who are parties to the registration rights agreement will be entitled to include these shares of common stock in that registration.

In accordance with the terms of our employee stock purchase plan, we may offer to our employees shares of our common stock under our employee stock purchase plan at a per share price below the then-current market price of our common stock. The discount would give our employees incentives to purchase shares of our common stock under the employee stock purchase plan. We have not yet implemented the employee stock purchase plan, but should we do so, we would also likely file an S-8 registration statement to register up to 450,000 shares of our common stock thereunder. Our employees would then be able to sell all or some of the shares purchased under the employee stock purchase plan in the open market.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition and shares issued under our stock incentive plans and employee stock purchase plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our executive officers, directors and principal existing shareholders will continue to own a large percentage of our voting stock after this offering, which may allow them to collectively control substantially all matters requiring shareholder approval and, in the case of certain of our principal shareholders, will have other unique rights that may afford them access to our management.

Our directors, executive officers and principal existing shareholders will beneficially own approximately 8,211,353 shares, or 47.7%, of our common stock upon the completion of this offering. Our directors and executive officers will beneficially own in the aggregate approximately 6,011,338 shares, or 34.9%, of our common stock after the offering, including approximately 2,274,371 shares, or 13.5%, of our common stock beneficially owned by Stephen Shank, our Chief Executive Officer and Chairman of our Board of Directors.

Our principal existing shareholders consist of Forstmann Little & Co. Equity Partnership-VI, L.P. (Forstmann VI), Forstmann Little & Co. Equity Partnership-VII, L.P. (Forstmann VII) and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. (Forstmann VIII), which we refer to as the “Forstmann Little entities” in this prospectus, Cherry Tree Ventures IV, L.P., Cherry Tree Core Growth Fund, L.L.L.P. and InfoPower L.L.L.P., which we refer to as the “Cherry Tree entities” in this prospectus, TCV V, L.P. and TCV Member Fund L.P., which we refer to as the “entities affiliated with Technology Crossover Ventures” in this prospectus, Maveron Equity Partners 2000, L.P., Maveron Equity Partners 2000-B, L.P. and MEP 2000 Associates LLC, which we refer to as the “Maveron entities” in this prospectus, and Insight-Salmon River LLC, Insight Venture Partners IV, L.P., Salmon River Capital I LLC, Salmon River CIP LLC, Salmon River Capital II, L.P., Insight Venture Partners IV (Fund B), L.P., Insight Venture Partners IV (Co-Investors), L.P. and Insight Venture Partners (Cayman) IV, L.P., which we refer to as the “Salmon River and Insight entities” in this prospectus. The Forstmann Little entities are selling all of their shares in this offering, but our remaining principal existing shareholders will beneficially own approximately 5,495,172 shares, or 33.1%, of our common stock after this offering. In addition to their shareholdings, Maveron Equity Partners 2000, L.P. and TCV V, L.P. will also have the right to inspect our books and records, to visit and inspect any of our properties and to discuss our affairs, finances, and accounts with our officers, lawyers, and accountants after the offering. See “Principal and Selling Shareholders” for a more detailed discussion of the shareholdings of our directors, executive officers and principal existing shareholders, and “Management — Board Observation Rights; Inspection Rights” for a more detailed discussion of the inspection and consultation rights of certain of our principal existing shareholders.

Accordingly, if some or all of these shareholders decided to act in concert, they could control us through their ability to determine the outcome of the election of our directors, to amend our articles of incorporation and bylaws and to take other actions requiring the vote or consent of shareholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership positions of these shareholders may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors. These shareholders may also use their contractual rights, including access to management, and their large ownership position to address their own interests, which may be different from those of our other shareholders, including investors in this offering.

Our articles of incorporation, bylaws, Minnesota law and regulations of state and federal education agencies may discourage takeovers and business combinations that our shareholders might consider in their best interests.

Anti-takeover provisions of our articles of incorporation, bylaws, Minnesota law and regulations of state and federal education agencies could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then-current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our board of directors, without further shareholder approval, may issue shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our board of directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding “business combinations,” which can deter attempted takeovers in certain situations. The approval requirements of the Department of Education, our regional accrediting agency and state education agencies for a change in control transaction could also delay, deter or prevent a transaction that would result in a change in control. We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated preferred or other capital stock and the anti-takeover provisions of the MBCA, as well as other current and any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our board of directors.

Being a public company has increased our expenses and administrative workload.

As a public company with listed equity securities since our November 2006 initial public offering, we must comply with new laws, regulations and requirements, certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations and requirements of The Nasdaq Global Market with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements has and will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses. We estimate that incremental annual public company costs will be between $2.5 million and $3.0 million. We have recently or will need to:

•	create or expand the roles and duties of our board of directors, our board committees and management;

•	institute more comprehensive compliance and internal audit functions;

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	implement more comprehensive internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities;

•	hire investor relations support personnel; and

•	hire additional personnel to perform external reporting and internal accounting functions.

If we fail to take some of these actions, in particular with respect to our internal audit and accounting functions and our compliance function, our ability to timely and accurately report our financial results could be impaired.

In addition, we also expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and compensation committees, and qualified executive officers.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting. We are required to comply with Section 404 with respect to our fiscal year ending December 31, 2007. With the assistance of outside consultants who specialize in preparing companies to comply with Section 404 of the Sarbanes Oxley Act of 2002, we began our process evaluation and subsequent remediation work in the second half of 2004. In connection with our evaluation, we have identified a number of control deficiencies, some of which have been remedied. In 2005 and 2006, we continued our remediation work and expanded our process evaluation through internal process reviews. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or The Nasdaq Global Market, and if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may be adversely affected.

You will suffer immediate and substantial dilution.

The public offering price per share in this offering is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. At the public offering price of $36.00 per share, you will incur immediate and substantial dilution in the amount of $29.25 per share. Upon consummation of this offering, we expect to have outstanding stock options to purchase 1,900,094 shares of our common stock at a weighted average exercise price of $17.55 per share. To the extent these options are exercised, there will be further dilution.

We will have broad discretion in applying the net proceeds of this offering and may not use those proceeds in ways that will enhance the market value of our common stock.

We have significant flexibility in applying the net proceeds we will receive in this offering. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our failure to comply with the extensive regulatory framework applicable to our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements, and accrediting agency requirements;

•	issuance of draft and final audit reports of the OIG arising out of its ongoing compliance audit of Capella University, unanticipated findings therein, and possible remedial actions resulting therefrom;

•	risks associated with the inquiries currently being conducted by the Attorneys General of New York and Minnesota and U.S. Senator Edward Kennedy in connection with the Senate Health, Education, Labor and Pensions Committee’s oversight of the federally-guaranteed student loan program;

•	risks associated with changes in applicable federal and state laws and regulations and accrediting agency policies;

•	the pace of growth of our enrollment;

•	our ability to convert prospective learners to enrolled learners and to retain active learners;

•	our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

•	industry competition;

•	failure on our part to maintain and expand existing commercial relationships with the U.S. Armed Forces and various corporations and develop new commercial relationships;

•	risks associated with the competitive marketing environment in which we operate;

•	failure on our part to keep up with advances in technology that could enhance the online experience for our learners;

•	our ability to effectively implement our enterprise resource planning system;

•	our ability to manage future growth effectively;

•	general and economic conditions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulatory Environment.”

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

The net proceeds from the sale of 299,201 shares of our common stock offered by us in this offering will be approximately $10.3 million (or approximately $11.8 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling shareholders.

We intend to use all the net proceeds we receive from this offering for working capital and general corporate purposes. Our management will have broad discretion in the application of our net proceeds from this offering.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the Nasdaq Global Market under the symbol “CPLA” since it began trading on November 10, 2006. Our initial public offering was priced at $20.00 per share on November 9, 2006. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Global Market.

	High	Low

2006
Fourth Quarter (from November 10, 2006)	$26.68	$23.29
2007
First Quarter	$35.70	$24.46
Second Quarter (through May 10, 2007)	$39.55	$31.42

On May 10, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $36.61.

On March 31, 2007, we had approximately 147 holders of record of our common stock.

DIVIDEND POLICY

On November 21, 2006, we paid a special distribution to our shareholders of record as of October 3, 2006 in the aggregate amount of $72.6 million, which equaled the gross proceeds received by us from our initial public offering in November 2006, excluding the proceeds received by us from the underwriters’ exercise of their over-allotment option. We do not anticipate declaring or paying any additional cash dividends on our common stock in the foreseeable future. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board. As a result, you will need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term marketable securities and our capitalization as of March 31, 2007:

•	on an actual basis;

•	on an as adjusted basis to reflect the exercise of stock options to purchase 280,329 shares of our common stock to be sold by certain selling shareholders in this offering, the closing of this offering and the receipt of the estimated net proceeds from our sale of shares of common stock in this offering at the public offering price of $36.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted
	(In thousands, except share and per share amounts)

Cash, cash equivalents and short-term marketable securities	$90,838	$104,472

Debt:
Line of credit(a)	$—	$—
Capital lease obligations	—	—

Total debt	—	—

Shareholders’ equity:
Undesignated preferred stock: 10,000,000 shares authorized, none issued and outstanding, actual and as adjusted	—	—
Common stock: $0.01 par value; 100,000,000 shares authorized, 16,028,300 shares issued and outstanding, actual; 100,000,000 shares authorized, 16,607,830 shares issued and outstanding, as adjusted(b)	160	166
Additional paid-in capital	157,627	170,937
Accumulated other comprehensive loss	(4)	(4)
Retained earnings/(Accumulated deficit)	(59,077)	(59,077)

Total shareholders’ equity	98,706	112,022

Total capitalization	$98,706	$112,022

(a)	At March 31, 2007, we had available funds under our revolving line of credit in the amount of $10.0 million. There have been no borrowings to date under our revolving line of credit.

(b)	Excludes:

•	3,849,445 shares of common stock reserved for future issuance under our stock option plans, including 1,900,094 shares of common stock reserved for future issuance upon the exercise of stock options outstanding as of March 31, 2007 under our stock option plans, at a weighted average exercise price of $17.55 per share (as adjusted to reflect the exercise of stock options to purchase 280,329 shares of our common stock to be sold by certain selling shareholders in this offering); and

•	450,000 shares of common stock reserved for future issuance upon the vesting of common stock outstanding under our stock purchase plan.

For further information regarding our stock and stock option plans, see “Description of Capital Stock” and “Executive Compensation.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial and operating data as of the dates and for the periods indicated. You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the years in the three-year period ended December 31, 2006, and the selected consolidated balance sheet data as of December 31, 2006 and 2005, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2003 and 2002, and selected consolidated balance sheet data as of December 31, 2004, 2003 and 2002, have been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

The selected consolidated statement of operations data for the three months ended March 31, 2007 and 2006 and the selected consolidated balance sheet data as of March 31, 2007, have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the unaudited periods. The selected consolidated financial and operating data as of and for the three months ended March 31, 2007 are not necessarily indicative of the results that may be obtained for a full year.

The following table also sets forth summary unaudited consolidated as adjusted balance sheet data as of March 31, 2007, which give effect to the transactions described in footnote (e) of the following table. The unaudited consolidated as adjusted balance sheet data are presented for informational purposes only and do not purport to represent what our financial position actually would have been had the transactions so described occurred on the dates indicated or to project our financial position as of any future date.

	Year Ended December 31,					Three Months Ended March 31,
	2006(a)	2005	2004	2003	2002	2007	2006
	(In thousands, except per share and enrollment data)

Statement of Operations Data:
Revenues	$179,881	$149,240	$117,689	$81,785	$49,556	$52,824	$41,858
Costs and expenses:
Instructional costs and services	83,627	71,243	58,850	43,759	28,074	23,523	20,375
Marketing and promotional	56,646	45,623	35,089	22,246	15,894	18,320	14,309
General and administrative	21,765	17,501	13,885	11,710	11,582	5,981	5,290

Total costs and expenses	162,038	134,367	107,824	77,715	55,550	47,824	39,974

Operating income (loss)	17,843	14,873	9,865	4,070	(5,994)	5,000	1,884
Other income, net	4,472	2,306	724	427	327	1,092	916

Income (loss) before income taxes	22,315	17,179	10,589	4,497	(5,667)	6,092	2,800
Income tax expense (benefit)	8,904	6,929	(8,196)	104	—	2,248	1,158

Net income (loss)	$13,411	$10,250	$18,785	$4,393	$(5,667)	$3,844	$1,642

Net income (loss) per common share:
Basic	$1.09	$0.89	$1.68	$0.41	$(0.58)	$0.24	$0.14
Diluted	$1.06	$0.86	$1.62	$0.39	$(0.58)	$0.23	$0.14
Weighted average number of common shares outstanding:
Basic	12,271	11,476	11,189	10,804	9,698	16,015	11,653
Diluted	12,629	11,975	11,599	11,154	9,698	16,700	11,988
Other Data:
Depreciation and amortization(b)	$8,195	$6,474	$5,454	$4,177	$3,108	$2,410	$2,059
Net cash provided by operating activities	$28,901	$28,940	$16,049	$15,399	$123	$6,281	$6,343
Capital expenditures	$15,354	$9,079	$7,541	$3,719	$3,805	$3,556	$3,818
EBITDA(c)	$26,038	$21,347	$15,319	$8,247	$(2,886)	$7,410	$3,943
Enrollment(d)	17,976	14,613	12,252	9,313	6,578	19,151	15,792

	As of December 31,					As of March 31, 2007
	2006	2005	2004	2003	2002	Actual	As adjusted(e)
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$87,661	$72,133	$49,980	$41,190	$22,060	$90,838	$104,472
Working capital(f)	69,147	53,718	37,935	27,516	15,340	71,745	85,060
Total assets	129,314	106,562	80,026	55,402	35,380	134,347	147,662
Total redeemable preferred stock	—	57,646	57,646	57,646	50,401	—	—
Shareholders’ equity (deficit)	93,745	14,414	(5)	(20,416)	(26,250)	98,706	112,022

(a)	Operating income, income before income taxes and EBITDA for the year ended December 31, 2006 included $4.2 million of stock-based compensation expense recognized under FAS 123(R). Net income and net income per common share for the year ended December 31, 2006 included $3.1 million of stock-based compensation expense recognized under FAS 123(R). In accordance with the modified prospective transition method provided under FAS 123(R), our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).

(b)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. Amortization includes amounts related to purchased software, capitalized website development costs and internally developed software.

(c)	EBITDA consists of net income (loss) minus other income, net plus income tax expense (benefit) and plus depreciation and amortization. Other income, net consists primarily of interest income earned on short-term marketable securities, net of any interest expense for capital leases and notes payable. We use EBITDA as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income (loss) as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA is useful to investors in evaluating our operating performance and liquidity because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization. Depreciation and amortization can vary depending upon accounting methods and the book value of assets. We believe EBITDA presents a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses EBITDA:

•	as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of net income (loss) to EBITDA:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006
	(In thousands)

Net income (loss)	$13,411	$10,250	$18,785	$4,393	$(5,667)	$3,844	$1,642
Other income, net	(4,472)	(2,306)	(724)	(427)	(327)	(1,092)	(916)
Income tax expense (benefit)	8,904	6,929	(8,196)	104	—	2,248	1,158
Depreciation and amortization	8,195	6,474	5,454	4,177	3,108	2,410	2,059

EBITDA	$26,038	$21,347	$15,319	$8,247	$(2,886)	$7,410	$3,943

(d)	Enrollment reflects the total number of learners registered in a course as of the last day of classes for such periods.

(e)	The consolidated as adjusted balance sheet data as of March 31, 2007, give effect to:

•	the sale of 299,201 shares of common stock by us in this offering at the public offering price of $36.00 per share;

•	our receipt of the estimated net proceeds of that sale after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the exercise of stock options to purchase 280,329 shares of our common stock to be sold by certain selling shareholders in this offering.

(f)	Working capital is calculated by subtracting total current liabilities from total current assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and the related notes included elsewhere in the prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus. You should read “Risk Factors” and “Forward-Looking Statements.”

Overview

Background

We are an exclusively online post-secondary education services company. Our wholly owned subsidiary, Capella University, is a regionally accredited university that offers a variety of undergraduate and graduate degree programs primarily delivered to working adults. At March 31, 2007, we offered over 800 courses and 16 academic programs with 82 specializations at the graduate and undergraduate levels to approximately 19,200 learners.

We were founded in 1991, and in 1993 we established our wholly owned university subsidiary, then named The Graduate School of America, to offer doctoral and master’s degrees through distance learning programs in management, education, human services and interdisciplinary studies. In 1995, we launched our online format for delivery of our doctoral and master’s degree programs over the Internet. In 1997, our university subsidiary received accreditation from the North Central Association of Colleges and Schools (later renamed The Higher Learning Commission of the North Central Association of Colleges and Schools). In 1998, we began the expansion of our original portfolio of academic programs by introducing doctoral and master’s degrees in psychology and a master of business administration degree. In 1999, to expand the reach of our brand in anticipation of moving into the bachelor’s degree market, we changed our name to Capella Education Company and the name of our university to Capella University. In 2000, we introduced our bachelor’s degree completion program in information technology, which provided instruction for the last two years of a four-year bachelor’s degree. In 2001, we introduced our bachelor’s degree completion program in business administration. In 2004, we introduced our four-year bachelor’s degree programs in business administration and information technology, as well as three master’s-level specializations in education targeted at K-12 teachers. In 2005, we introduced two master’s-level specializations in education targeted to higher education and K-12 teachers as well as a master’s in business administration specialization in accounting. In 2006, we introduced seven specializations including healthcare management, accounting and information assurance and security. Additionally, in November 2006, we completed an initial public offering of our common stock. During the first quarter of 2007, we introduced two doctoral programs in information technology and public safety, a master’s program in public safety, five doctoral-level specializations and two master’s-level specializations.

Our key financial results metrics

Revenues.  Revenues consist principally of tuition, application and graduation fees, and commissions we earn from bookstore and publication sales. During each of 2006, 2005 and 2004, and the three months ended March 31, 2007, tuition represented approximately 98.5% of our revenues. Factors affecting our revenues include: (i) the number of enrollments; (ii) the number of courses per learner; (iii) our degree and program mix; (iv) the number of programs and specializations we offer; and (v) annual tuition adjustments.

Enrollments for a particular time period are defined as the number of learners registered in a course on the last day of classes within that period. We offer monthly start options for newly enrolled learners.

Learners who start their program in the second or third month of a quarter transition to a quarterly schedule beginning in their second quarter. Enrollments are a function of the number of continuing learners at the beginning of each period and new enrollments during the period, which are offset by graduations, withdrawals and inactive learners during the period. Inactive learners for a particular period include learners who are not registered in a class and, therefore, are not generating revenues for that period, but who have not withdrawn from Capella University. We believe that our enrollments are influenced by the attractiveness of our program offerings and learning experience, the effectiveness of our marketing and recruiting efforts, the quality of our instructors, the number of programs and specializations we offer, the availability of federal and other funding, the length of our educational programs, the seasonality of our enrollments and general economic conditions.

The following is a summary of our learners as of the last day of classes for the years ended December 31, 2006, 2005 and 2004 and the quarters ended March 31, 2007 and 2006:

	Year Ended December 31,			Quarter Ended March 31,
	2006	2005	2004	2007	2006

Doctoral	7,473	6,471	5,611	7,865	6,816
Master’s	7,685	5,640	4,543	8,256	6,303
Bachelor’s	2,729	2,380	1,859	2,937	2,555
Other	89	122	239	93	118

Total	17,976	14,613	12,252	19,151	15,792

Tuition and Fees.  Our tuition rates vary by type and length of program and by degree level, such as doctoral, master’s or bachelor’s. For all master’s and bachelor’s programs and for selected doctoral programs, tuition is determined by the number of courses taken by each learner. For the 2005-2006 academic year (the academic year that began in July 2005), prices per course generally ranged from $1,400 to $1,950. The price of the course will vary based upon the number of credit hours, the degree level of the program and the discipline. For the 2005-2006 academic year, the majority of doctoral programs were priced at a fixed quarterly amount of $3,975 per learner, regardless of the number of courses in which the learner was registered. In January 2006, we adjusted our fixed quarterly tuition rate for doctoral learners in their comprehensive exam or dissertation to $3,200. In addition, if a learner in a doctoral program with fixed quarterly tuition had paid for 16 quarters, completed all coursework except for their comprehensive exam or dissertation and met all colloquia requirements, the tuition rate was reduced to $500 per quarter. Based on prices from the 2005-2006 academic year, we estimate that full tuition was in the mid $50,000 range for a four-year bachelor’s program, ranged from approximately $17,000 to $28,000 for a master’s program, and ranged from approximately $31,000 to $62,000 for a doctoral program. These amounts and ranges assume no reductions for transfer credits. Many of our learners reduce their total program costs at Capella University by transferring credits earned at other institutions. “Other” in the table above refers primarily to certificate-seeking learners. Certificate programs generally consist of four courses, and the price of a course depends on the number of credit hours, the degree level of the program and the discipline. For the 2005-2006 academic year, prices per course in certificate programs generally ranged from $1,400 to $1,925.

Tuition increases generally ranged from 4% to 11% in the 2005-2006 academic year as compared to the prior academic year. Tuition increases have not historically been, and may not in the future be, consistent across our programs and specializations due to market conditions or changes in operating costs that have an impact on price adjustments of individual programs or specializations.

We implemented a tuition increase in 10 of our 13 programs generally ranging from 2% to 6% for the 2006-2007 academic year (the academic year that began in July 2006). The price increase resulted in prices per course generally ranging from $1,460 to $1,995 for master’s, bachelor’s and certificate programs. The majority of doctoral programs were priced at a fixed quarterly amount of $4,050 per learner, regardless of the number of courses in which the learner was registered. The fixed quarterly tuition for doctoral learners in their comprehensive exam or dissertation increased to $3,240. The reduced tuition rate for doctoral learners who have paid for 16 quarters, completed all coursework except for their comprehensive exam or dissertation and met all colloquia requirements increased from $500 to $810 per quarter. Based on prices from the 2006-2007 academic year, we estimate that full tuition is in the low $50,000 range for a four-year bachelor’s program, from approximately $18,000 to $29,000 for a master’s program, and from approximately $33,000 to $60,000 for a doctoral program. The high end of the range for the doctoral program has decreased slightly from the prior year due to the implementation of a discount program for learners in the psychology program who take more than one course per quarter. These amounts and ranges assume no reductions for transfer credits. Many of our learners reduce their total program costs at Capella University by transferring credits earned at other institutions.

A large portion of our learners rely on funds received under various government-sponsored student financial aid programs, predominantly Title IV programs, to pay a substantial portion of their tuition and other education-related expenses. In the years ended December 31, 2006, 2005 and 2004 approximately 71%, 67% and 64%, respectively, of our revenues (calculated on a cash basis) were attributable to funds derived from Title IV programs. In addition to Title IV funding, our learners receive financial aid from other governmental sources or finance their education through private financing institutions or with their own funds.

Costs and expenses.  We categorize our costs and expenses as (i) instructional costs and services expenses, (ii) marketing and promotional expenses and (iii) general and administrative expenses.

Instructional costs and services expenses are items of expense directly attributable to the educational services we provide our learners. This expense category includes salaries and benefits of full-time faculty, administrators and academic advisors, and costs associated with adjunct faculty. Instructional pay for adjunct faculty varies across programs and is primarily dependent on the number of learners taught. Instructional costs and services expenses also include costs of educational supplies, costs associated with academic records and other university services, and an allocation of facility, admissions and human resources costs, stock-based compensation expense, depreciation and amortization and information technology costs that are attributable to providing educational services to our learners.

Marketing and promotional expenses include salaries and benefits of personnel engaged in recruitment and promotion, as well as costs associated with advertising and the production of marketing materials related to new enrollments and current learners. Our marketing and promotional expenses are generally affected by the cost of advertising media, the efficiency of our marketing efforts, salaries and benefits for our sales personnel, and the number of advertising initiatives for new and existing academic programs. Marketing and promotional expenses also include an allocation of facility, admissions and human resources costs, stock-based compensation expense, depreciation and amortization and information technology costs that are attributable to marketing and promotional efforts.

General and administrative expenses include salaries and benefits of employees engaged in corporate management, finance, compliance and other corporate functions, together with an allocation of facility and human resources costs, stock-based compensation expense, depreciation and amortization and information technology costs attributable to such functions. General and administrative expenses also include bad debt expense and any charges associated with asset impairments.

Other income, net.  Other income, net consists primarily of interest income earned on cash, cash equivalents and short-term marketable securities, net of any interest expense for capital leases and notes payable.

Factors affecting comparability

We set forth below selected factors that we believe have had, or are expected to have, a significant effect on the comparability of recent or future results of operations:

Introduction of new programs and specializations.  At December 31, 2004, learners seeking doctoral degrees represented approximately 46% of our enrollment, while learners seeking master’s and bachelor’s degrees represented approximately 37% and 15% of our enrollment, respectively. The higher concentration of learners in doctoral programs reflects our early emphasis on these programs. In 2004, we expanded our addressable market through the introduction of our four-year bachelor’s degree programs in business administration and information technology as well as three master’s-level specializations in education targeted at K-12 teachers. In 2005, we introduced two master’s-level specializations in education targeted to higher education and K-12 teachers as well as a master’s in business administration specialization in accounting. In 2006, we introduced three specializations in master’s in business administration, including healthcare management, two bachelor’s level specializations in accounting and information assurance and security, and two doctoral specializations in education servicing K-12 teachers. During first quarter of 2007, we introduced two doctoral programs in information technology and public safety, a master’s program in public safety, five doctoral-level specializations and two master’s-level specializations. At March 31, 2007, learners seeking doctoral, master’s and bachelor’s degrees represented approximately 41%, 43% and 15%, respectively, of our enrollment.

We expect to introduce additional degree programs and specializations in the future. We make investments in program and specialization development, support infrastructure and marketing and selling when introducing new programs and specializations, while associated revenues are dependent upon enrollment, which in many cases is lower during the period of new program and specialization introduction and development. Relative to our doctoral programs, our master’s and bachelor’s programs have lower revenue per learner and higher marketing and promotional, learner recruitment and support costs. In the year ended December 31, 2006 and the three months ended March 31, 2007, doctoral programs accounted for a significant portion of our revenues and, after the full allocation of corporate overhead expenses, all of our operating income (although in the fourth quarter of 2006 our masters programs did contribute positively to our operating income, after full allocation of corporate overhead expenses, and our operating strategy is focused on maintaining this trend in future periods). Prior to the full allocation of corporate overhead expenses, doctoral programs accounted for most, but not all, of our operating income in the year ended December 31, 2006 and the three months ended March 31, 2007. During the period of new program and specialization introduction and development, the rate of growth of revenues and operating income has been, and may be, adversely affected in part due to these factors. As our newer programs and specializations develop, we anticipate increases in enrollment, more cost-effective delivery of instructional and support services and more efficient marketing and promotional processes.

Stock option expense.  On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-based Payment (FAS 123(R)), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R) eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value-based method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107), relating to FAS 123(R). We have applied the provisions of SAB 107 in our adoption of FAS 123(R).

We have adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. Our financial statements for the year ended December 31, 2006 reflect the impact of FAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for the years ended December 31, 2005 and 2004 have not been restated to reflect, and do not include, the impact of FAS 123(R).

Prior to the adoption of FAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial

Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). Under the intrinsic value method, no stock-based compensation expense had been recognized in our consolidated statement of income because the exercise price of stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for pro forma information had compensation expense been determined based on the fair value of options at grant dates computed in accordance with FAS 123.

As a result of adopting FAS 123(R) on January 1, 2006, our income before income taxes and net income for the year ended December 31, 2006 are $4.2 million and $3.1 million lower, respectively, than if we had continued to account for stock-based compensation under APB 25. Basic and diluted net income per share for the year ended December 31, 2006 were $0.26 and $0.25 lower, respectively, than if we had continued to account for stock-based compensation under APB 25.

The table below reflects our stock-based compensation expense recognized in the consolidated statements of income for the year ended December 31, 2006 (in thousands):

Instructional costs and services	$748
Marketing and promotional	357
General and administrative	3,074

Stock-based compensation expense included in operating income	4,179
Tax benefit	1,075

Stock-based compensation expense, net of tax	$3,104

Prior to the adoption of FAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in our consolidated statement of cash flows. FAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those stock options (excess tax benefits) to be classified as financing cash flows. The $0.08 million excess tax benefit classified as a financing cash inflow for the year ended December 31, 2006 would have been classified as an operating cash inflow if we had not adopted FAS 123(R).

Public company expense.  We became a public company and our shares of common stock began trading on the Nasdaq Global Market with the consummation of our initial public offering in November 2006. As a result, we now need to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations and the requirements of The Nasdaq Global Market. Compliance with the requirements of being a public company required us to increase our general and administrative expenses in order to pay our employees, legal counsel and accountants to assist us in, among other things, external reporting, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, being a public company makes it more expensive for us to obtain director and officer liability insurance. We estimate that incremental annual public company costs will be between $2.5 million and $3.0 million.

Income tax benefits resulting from reversal of valuation allowance.  In the period from our inception through 2002, we incurred significant operating losses that resulted in a net operating loss carryforward for tax purposes and net deferred tax assets. Until 2004, we provided a 100% valuation allowance for all net deferred tax assets. Due to achieving three years of cumulative taxable income in 2004 and because we expected to be profitable in future years, we concluded that it was more likely than not that substantially all of our net deferred tax assets would be realized. As a result, in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109), all of the valuation allowance applied to net deferred tax assets was reversed during the year ended December 31, 2004. Reversal of the valuation allowance resulted in a non-recurring non-cash income tax benefit totaling $12.9 million, which accounted for 68% of our net income of $18.8 million in the year ended December 31, 2004.

Critical Accounting Policies and Use of Estimates

The discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, impairment of long-lived assets, contingencies, stock-based compensation expense and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition.  Tuition revenue represented approximately 98.5% of our revenues recognized for each of the years ended December 31, 2006, 2005 and 2004 and the three months ended March 31, 2007. Course tuition revenue is deferred and recognized as revenue ratably over the period of instruction, which is generally from one and a half to three months. Colloquia tuition revenue is recognized over the length of the colloquia, which ranges from two days to two weeks. Deferred revenue in any period represents the excess of tuition and fees received as compared to tuition and fees recognized in revenue on the consolidated statement of operations and is reflected as a current liability on our consolidated balance sheet.

Allowance for doubtful accounts.  We maintain an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of our learners to make required payments. We determine the allowance for doubtful accounts amount based on an analysis of the accounts receivable detail and historical write-off experience.

In establishing our credit practices, we seek to strike an appropriate balance between prudent learner credit policies and learner retention. Accordingly, we periodically review and alter learner credit policies to achieve that objective by restricting or expanding the availability of credit we extend. Changes to credit practices may impact enrollments, revenues, accounts receivables, our allowance for doubtful accounts and bad debt expense. If changes in credit practices result in higher receivable balances, if the financial condition of our learners deteriorates resulting in an impairment of their ability to pay, or if we underestimate the allowances required, additions to our allowance for doubtful accounts may be necessary, which will result in increased general and administrative expenses in the period such determination is made.

As of December 31, 2006, 2005, and 2004, the allowance for doubtful accounts was approximately $1.1 million, $1.3 million and $1.1 million, respectively. During 2006, 2005, and 2004, we recognized bad debt expense of $2.9 million, $2.3 million and $1.4 million, respectively. As of March 31, 2007, the allowance for doubtful accounts was approximately $0.9 million. During the three months ended March 31, 2007 and 2006, we recognized bad debt expense of $0.7 million and $0.4 million, respectively.

Impairment of long-lived assets.  We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. If we determine that an asset’s carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. During the years ended December 31, 2006, 2005 and 2004, we recorded impairment charges of $0.06 million, $0.2 million and $1.0 million, respectively. The impairment charge recorded in 2004 consisted primarily of the write-off of previously capitalized software development costs for software projects that were abandoned due to our decision to implement an enterprise resource planning system. Capitalized software costs represent our long-lived assets that are most subject to the risk of impairment from changes in our business strategy and ongoing technological developments. As of December 31, 2006, we had recorded capitalized software costs with a net book value totaling $17.0 million. Our impairment loss calculation is subject to uncertainties because management must use judgment to forecast estimated future cash flows and fair values and to determine the useful lives of the assets. If actual results are not consistent with our assumptions and estimates regarding these factors, we may be exposed to losses that could be material. Changes in strategy or market conditions, or significant technological developments, could significantly impact these judgments and require adjustments to recorded asset balances.

Contingencies.  We accrue for costs associated with contingencies including, but not limited to, regulatory compliance and legal matters when such costs are probable and reasonably estimable. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved. We base these accruals on management’s estimate of such costs, which may vary from the ultimate cost and expenses associated with any such contingency.

Stock-based compensation.  On January 1, 2006, we adopted FAS 123(R), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R) eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value-based method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107), relating to FAS 123(R). We have applied the provisions of SAB 107 in our adoption of FAS 123(R).

We adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. Our financial statements as of and for the year ended December 31, 2006 reflect the impact of FAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for the years ended December 31, 2005 and 2004 have not been restated to reflect, and do not include, the impact of FAS 123(R).

Prior to the adoption of FAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under FAS 123. Under the intrinsic value method, no stock-based compensation expense had been recognized in our consolidated statement of income because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. We recognized stock-based compensation of $0.2 million in 2005, related to a modification of the terms of specific stock options.

Because no market for our common stock existed prior to our initial public offering, our board of directors determined the fair value of our common stock based upon several factors, particularly recent sales of our stock to and by investors and our annual independent valuation of our common stock prepared for purposes of valuing our contributions to our Employee Stock Ownership Plan (ESOP).

More specifically, the practices we used prior to our initial public offering to value the underlying common stock for purposes of stock option accounting relied heavily upon independent third party transactions relating to our preferred stock (all of which was converted into common stock in connection with our initial public offering), to the extent such transactions were significant and occurred in the general timeframe of the stock option issuances. We issued options in October and December of 2004, December 2005 and through September 30, 2006 that were priced at $20.00 per share of common stock. In November 2004, Insight-Salmon River LLC purchased 1.0 million shares of our Class D convertible preferred stock at a price of $20.00 per share and subsequently transferred 0.3 million shares of our Class D preferred stock to

Salmon River Capital I LLC. In December 2004, the entities affiliated with Technology Crossover Ventures and the Maveron entities purchased 1.6 million and 0.4 million shares, respectively, of our classes E and G redeemable convertible preferred stock at a price of $20.83 and $20.00 per share, respectively, from the Forstmann Little entities.

We used a combination of other valuation techniques to estimate the fair value of our common stock to the extent that there were not significant third party stock transactions that occurred in the general timeframe of the stock option issuances. These valuation techniques generally included, as a baseline, the use of the annual valuation of our common stock that was performed by an unrelated valuation specialist as of December 31st of each year for purposes of valuing our ESOP contributions. The results of this valuation as of December 31, 2005 and 2004 were $20.18 per share and $20.00 per share, respectively. This annual baseline ESOP valuation was adjusted for subsequent changes in our interim earnings per share, changes in growth in our interim earnings per share, and changes in the market value and operating performance of our peer group of public post-secondary education companies, among others. Each of these factors, the most significant of which are the growth in our earnings and the estimated offering price, has contributed to the fair value of our stock at the dates of our stock option issuances over twelve months prior to our initial public offering. We believe the annual ESOP valuation and the ability to measure and reasonably value subsequent changes in value due to growth in our earnings provided a reasonable basis for valuing our common stock.

Prior to January 1, 2006, had compensation expense been determined based on the fair value of the options at grant dates computed in accordance with FAS 123, the pro forma amounts would be as follows (in thousands except per share data):

	Year Ended December 31,
	2005	2004

Net income	$10,250	$18,785
Stock-based compensation expense included in net income as reported	202	4
Compensation expense determined under fair-value-based method, net of tax	(1,966)	(2,154)

Pro forma net income	$8,486	$16,635

Net income per common share:
Basic — as reported	$0.89	$1.68
Basic — pro forma	$0.74	$1.49
Diluted — as reported	$0.86	$1.62
Diluted — pro forma	$0.71	$1.45

The fair value of our service-based stock options was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
		2005	2004
	2006	(Pro Forma)	(Pro Forma)

Expected life (in years)(1)	4.25-6.25	6.0	6.0
Expected volatility(2)	45.6%	38.5%	44.1%
Risk-free interest rate(3)	4.4-5.1%	3.9-4.4%	3.9%
Dividend yield(4)	0.0%	0.0%	0.0%
Weighted-average fair value of options granted	$9.84	$8.87	$8.54

(1)	For the year ended December 31, 2006, the expected option life was determined using the simplified method for estimating expected option life for service-based stock options. Prior to the year ended

December 31, 2006, the option life was based on the average expected option life experienced by our peer group of post-secondary education companies.

(2)	As our stock had not been publicly traded prior to November 2006, the expected volatility assumption for the year ended December 31, 2006 reflects a detailed evaluation of the stock price of our peer group of public post-secondary education companies for a period equal to the expected life of the options, starting from the date they went public. Prior to the year ended December 31, 2006 the expected volatility assumption reflects the public disclosures of our peer group of post-secondary education companies.

(3)	The risk-free interest rate assumption is based upon the U.S. Treasury zero coupon yield curve on the grant date for a maturity similar to the expected life of the options.

(4)	The dividend yield assumption is based on our history and expectation of regular dividend payments.

The assumptions discussed above were also used to value the performance-based stock options granted during the year ended December 31, 2006 except for the expected life, which was four years. The expected option life for performance-based stock options was determined based on the evaluation of certain qualitative factors including our historical experience and our competitors’ historical experience. The weighted-average fair value of performance-based stock options granted was $8.22.

Under FAS 123(R), the amount of compensation expense will vary depending on numerous factors, including the number and vesting period of option grants, the expected life of the grants, the publicly traded stock price of the security underlying the options, the volatility of the stock price and the estimated forfeiture rate. Of the 2.2 million shares subject to outstanding stock options as of December 31, 2006, 2.0 million related to service-based stock options which vest ratably over a specific period, usually four years. Compensation expense relating to these options is recognized ratably over the vesting period, resulting in the recognition of $2.6 million of compensation expense in 2006. Approximately 0.2 million of our outstanding stock options as of December 31, 2006 were performance-based stock options granted and vested in 2006, which resulted in the recognition of $1.6 million of compensation expense in 2006. At December 31, 2006, total compensation expense related to nonvested service-based stock options not yet recognized was $6.7 million, which is expected to be recognized over 32 months on a weighted-average basis.

Stock-based compensation expense recognized during the year ended December 31, 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of FAS 123 and compensation expense for the stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R). As stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under FAS 123 for the periods prior to fiscal 2006, the calculation of pro forma expense also reflects estimates of forfeitures which are adjusted in subsequent periods as actual forfeitures differ from the original estimates.

In determining stock-based compensation expense, FAS 123(R) will continue to require significant management judgment and assumptions concerning such factors as term, volatility and forfeitures. For more information concerning our adoption of FAS 123(R) and its effects on our results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting comparability — Stock option expense” and Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus.

Accounting for income taxes.  We adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (FIN 48) on January 1, 2007. As a result of the implementation of FIN 48, we recognized no adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, we had $0.3 million of total gross unrecognized tax benefits. Of this total, $0.2 million (net of the federal benefit on state issues), represents the amount of unrecognized tax benefits that, if recognized, would favorably affect its effective income tax rate in future periods. There were no material adjustments for the unrecognized income tax benefits in the first quarter of 2007.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. Currently, no jurisdictions are under examination.

We continue to recognize interest and penalties related to uncertain tax positions in income tax expense. Upon adoption of FIN 48, we had less than $0.001 million of accrued interest related to uncertain tax positions

For federal purposes, tax years 1995-2006 remain open to examination as a result of earlier net operating losses being utilized in recent years. The statute of limitations remains open on the earlier years for three years subsequent to the utilization of net operating losses. For state purposes, the statute of limitations remains open in a similar manner for states that have generated net operating losses.

We do not anticipate any significant increases or decreases in unrecognized tax benefits within twelve months of adoption. Immaterial amounts of interest expense will continue to accrue. In September of 2007, the statute of limitations will expire on federal issues related to tax years 1995-1997. We do not believe that this will have a material impact on the unrecognized tax benefits.

We account for income taxes utilizing FAS 109, which prescribes the use of the asset and liability method to compute the differences between the tax bases of assets and liabilities and the related financial amounts, using currently enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. Realization of the deferred tax assets, net of deferred tax liabilities, is principally dependent upon achievement of projected future taxable income offset by deferred tax liabilities. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets or other elements of the tax provision. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to examination by tax authorities in the ordinary course of business. We periodically assess the likelihood of adverse outcomes resulting from these examinations to determine the impact on our deferred taxes and income tax liabilities and the adequacy of our provision for income taxes. Changes in income tax legislation, statutory income tax rates, or future taxable income levels, among other things, could materially impact our valuation of income tax assets and liabilities and could cause our income tax provision to vary significantly among financial reporting periods.

Results of Operations

The following table sets forth statements of operations data as a percentage of revenues for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Instructional costs and services	46.5	47.7	50.0	44.5	48.7
Marketing and promotional	31.5	30.6	29.8	34.7	34.2
General and administrative	12.1	11.7	11.8	11.3	12.6

Total costs and expenses	90.1	90.0	91.6	90.5	95.5

Operating income	9.9	10.0	8.4	9.5	4.5
Other income, net	2.5	1.5	0.6	2.1	2.2

Income before income taxes	12.4	11.5	9.0	11.6	6.7
Income tax expense (benefit)	4.9	4.6	(7.0)	4.3	2.8

Net income	7.5%	6.9%	16.0%	7.3%	3.9%

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenues.  Our revenues for the three months ended March 31, 2007 were $52.8 million, representing an increase of $11.0 million, or 26.2%, as compared to revenues of $41.9 million for the three months ended March 31, 2006. Of this increase, 23.4 percentage points were due to increased enrollments and 2.6 percentage points were due to tuition increases, which was partially offset by a 1.2 percentage point decrease due to a larger proportion of master’s learners, who generated less revenue per learner than our doctoral learners. End-of-period enrollment increased 21.3% in 2007 compared to 2006. Tuition increases in 2006 generally ranged from 2% to 6% and were implemented during July 2006.

Instructional costs and services expenses.  Our instructional costs and services expenses for the three months ended March 31, 2007 were $23.5 million, representing an increase of $3.1 million, or 15.5%, as compared to instructional costs and services expenses of $20.4 million for the three months ended March 31, 2006. This increase was primarily due to increases in instructional pay, an increase in colloquia attendees and an increase in learner support services, all of which are related to the increase in enrollments. Our instructional costs and services expenses as a percentage of revenues decreased by 4.2 percentage points to 44.5% for the three months ended March 31, 2007, as compared to 48.7% for the three months ended March 31, 2006. This decrease in 2007 was driven by improvements in our variable cost structure due to ongoing work on process improvements, including more efficient course scheduling and use of faculty, various timing issues including several open positions which we have filled or expect to fill in the second quarter of 2007, and a decrease in technology expenses due to an increase in the mix of capitalized software projects versus expense-related projects in 2007 as compared to 2006.

Marketing and promotional expenses.  Our marketing and promotional expenses for the three months ended March 31, 2007 were $18.3 million, representing an increase of $4.0 million, or 28.0%, as compared to marketing and promotional expenses of $14.3 million for the three months ended March 31, 2006. This increase was driven by greater spending in targeted marketing, online media, and recruitment staffing. Our marketing and promotional expenses as a percentage of revenues increased by 0.5 percentage points to 34.7% for the three months ended March 31, 2007, from 34.2% for the three months ended March 31, 2006, due to greater spending in targeted marketing and online media, and increases in marketing staffing.

General and administrative expenses.  Our general and administrative expenses for the three months ended March 31, 2007 were $6.0 million, representing an increase of $0.7 million, or 13.1%, as compared to general and administrative expenses of $5.3 million for the three months ended March 31, 2006. This increase was primarily attributable to higher recruiting costs for key management positions, increased accounting fees related to our internal control review under Section 404 of the Sarbanes Oxley Act of 2002, and the bonus accrual related to the 2007 Management Incentive Plan. This increase was partially offset by a decrease in training costs related to the enterprise resource planning system, as individuals involved in development require more training at the onset of the project. Our general and administrative expenses as a percentage of revenues decreased by 1.3 percentage points to 11.3% for the three months ended March 31, 2007, from 12.6% for the three months ended March 31, 2006. This decrease was primarily due to a decrease in training costs related to the enterprise resource planning system, and a decrease in expenses related to the enterprise resource planning system due to an increase in the mix of capitalized software projects versus expense-related projects in 2007 as compared to 2006.

Other income, net.  Other income, net increased by $0.2 million, or 19.2%, to $1.1 million for the three months ended March 31, 2007, from $0.9 million for the three months ended March 31, 2006. The increase was principally due to increased levels of interest income on higher average cash and short-term marketable securities balances, partially offset by lower levels of interest income from the higher proportion of tax-exempt investments in the first quarter of 2007. We expect other income, net in 2007 to be consistent with or less than other income, net in 2006 due to the use of tax-exempt investments, which earn lower interest rates than taxable investments.

Income tax expense.  We recognized tax expense for the three months ended March 31, 2007 and 2006 of $2.2 million and $1.2 million, respectively, or at effective tax rates of 36.9% and 41.4%, respectively. The decrease in our effective tax rate in 2007 from 2006 was primarily due to the increased use of tax-exempt investments, a decrease in the impact of non-deductible FAS 123(R) stock-based compensation expense for incentive stock options and a decrease in the amount of non-deductible meals and entertainment expenses.

Net income.  Net income was $3.8 million for the three months ended March 31, 2007, compared to net income of $1.6 million for the three months ended March 31, 2006, an increase of $2.2 million, because of the factors discussed above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues.  Our revenues for the year ended December 31, 2006 were $179.9 million, representing an increase of $30.7 million, or 20.5%, as compared to revenues of $149.2 million for the year ended December 31, 2005. Of this increase, 19.0 percentage points were due to increased enrollments and 4.6 percentage points were due to tuition increases, which was partially offset by a 2.3 percentage point decrease due to a larger proportion of master’s learners, who generated less revenue per learner than our doctoral learners. End-of-period enrollment increased 23.0% in 2006 compared to 2005. Tuition increases in 2005 generally ranged from 4% to 11% and were implemented during July 2005. Tuition increases in 2006 generally ranged from 2% to 6% and were implemented during July 2006.

Instructional costs and services expenses.  Our instructional costs and services expenses for the year ended December 31, 2006 were $83.6 million, representing an increase of $12.4 million, or 17.4%, as compared to instructional costs and services expenses of $71.2 million for the year ended December 31, 2005. This increase was primarily due to increases in instructional pay related to the increase in enrollments, an increase in depreciation expense and technology expense related to providing educational services, an increase in learner support services and stock-based compensation expense recorded in 2006 as a result of the adoption of FAS 123(R). Our instructional costs and services expenses as a percentage of revenues decreased by 1.2 percentage points to 46.5% for the year ended December 31, 2006, as compared to 47.7% for the year ended December 31, 2005. This improvement in 2006 was driven by improvements in our variable cost structure due to continuously working on process improvements, including more efficient course scheduling and use of faculty and improved fixed cost leverage with respect to our university administration expenses and facilities expenses.

Marketing and promotional expenses.  Our marketing and promotional expenses for the year ended December 31, 2006 were $56.6 million, representing an increase of $11.0 million, or 24.2%, as compared to marketing and promotional expenses of $45.6 million for the year ended December 31, 2005. This increase was primarily attributable to an increase in marketing and advertising expenses, an increase in brand awareness spending, an increase in online advertising spending and an increase in learner recruiting personnel. Our marketing and promotional expenses as a percentage of revenues increased by 0.9 percentage points to 31.5% for the year ended December 31, 2006, from 30.6% for the year ended December 31, 2005, due to an increase in marketing and advertising expenses and an increase in brand differentiation spending.

General and administrative expenses.  Our general and administrative expenses for the year ended December 31, 2006 were $21.8 million, representing an increase of $4.3 million, or 24.4%, as compared to general and administrative expenses of $17.5 million for the year ended December 31, 2005. This increase was primarily attributable to $3.1 million in stock-based compensation expense recorded in 2006 as a result of the adoption of FAS 123(R), an increase in spending related to the implementation of our new enterprise resource planning system, and accruals related to certain contingencies. Our general and administrative expenses as a percentage of revenues increased by 0.4 percentage points to 12.1% for the year ended December 31, 2006, from 11.7% for the year ended December 31, 2005, due to the factors described above offset by improved fixed cost leverage with respect to our executive, administrative and finance-related expenses.

Other income, net.  Other income, net increased by $2.2 million, or 93.9%, to $4.5 million for the year ended December 31, 2006, from $2.3 million for the year ended December 31, 2005. The increase was principally due to higher interest rates and higher average cash and short-term marketable securities balances throughout 2006. We anticipate being consistent with or below 2006 other income, net in 2007 due to the use of tax-exempt investments, which earn lower interest rates than taxable investments.

Income tax expense (benefit).  We recognized tax expense for the year ended December 31, 2006 and 2005 of $8.9 million and $6.9 million, respectively, or at effective tax rates of 39.9% and 40.3%, respectively. The decrease in our effective tax rate from 2005 to 2006 was primarily due to a one-time tax benefit related to the dividend portion of the special distribution to our Employee Stock Ownership Plan (ESOP) from the proceeds of our initial public offering of common stock, which is deductible for tax purposes, and tax planning strategies. We anticipate a slight reduction in our effective tax rate in 2007 due to the use of tax-exempt investments.

Net income.  Net income was $13.4 million for the year ended December 31, 2006, compared to net income of $10.3 million for the year ended December 31, 2005, an increase of $3.2 million, because of the factors discussed above, including the effects of $3.1 million from stock-based compensation expense, net of tax, that was recognized in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues.  Our revenues for the year ended December 31, 2005 were $149.2 million, representing an increase of $31.5 million, or 26.8%, as compared to revenues of $117.7 million for the year ended December 31, 2004. Of this increase, 17.8 percentage points were due to increased enrollments and 5.9 percentage points were due to tuition increases, which was partially offset by a 0.8 percentage point decrease due to a larger proportion of bachelor’s and master’s learners, who generated less revenue per learner than our doctoral learners. End-of-period enrollment increased 19.3% in 2005 compared to 2004. Tuition increases in 2004 generally ranged from 3% to 7% and were implemented during July 2004. Tuition increases in 2005 generally ranged from 4% to 11% and were implemented during July 2005.

Instructional costs and services expenses.  Our instructional costs and services expenses for the year ended December 31, 2005 were $71.2 million, representing an increase of $12.3 million, or 21.1%, as compared to instructional costs and services expenses of $58.9 million for the year ended December 31, 2004. This increase was primarily due to increases in instructional pay due to the increase in enrollments. Our instructional costs and services expenses as a percentage of revenues decreased by 2.3 percentage points to 47.7% for the year ended December 31, 2005, as compared to 50.0% for the year ended December 31, 2004. This improvement in 2005 was driven by higher tuition increases than faculty pay rate increases, and our information technology-related projects that resulted in a higher mix of costs that were capitalized versus costs that were expensed due to the nature of the projects.

Marketing and promotional expenses.  Our marketing and promotional expenses for the year ended December 31, 2005, were $45.6 million, representing an increase of $10.5 million, or 30.0%, as compared to marketing and promotional expenses of $35.1 million for the year ended December 31, 2004. This increase was primarily attributable to an increase in recruitment personnel, an increase in marketing and advertising expenses to attract more learners to our existing programs, and an increase in the cost of online advertising. Our marketing and promotional expenses as a percentage of revenues increased by 0.8 percentage points to 30.6% for the year ended December 31, 2005, from 29.8% for the year ended December 31, 2004, as a result of the factors described above.

General and administrative expenses.  Our general and administrative expenses for the year ended December 31, 2005, were $17.5 million, representing an increase of $3.6 million, or 26.0%, as compared to general and administrative expenses of $13.9 million for the year ended December 31, 2004. This increase was primarily attributable to an increase in administrative costs resulting from investments to further develop our corporate infrastructure through the implementation of an enterprise resource planning system and an increase in our personnel in preparation of becoming a public company. General and administrative expenses as a percentage of revenues remained relatively flat at 11.7% for the years ended December 31, 2005 and 2004.

Other income, net.  Other income, net increased by $1.6 million, or greater than 100%, to $2.3 million for the year ended December 31, 2005, from $0.7 million for the year ended December 31, 2004. The increase was principally due to higher interest rates and higher average cash and short-term marketable securities balances throughout 2005.

Income tax expense (benefit).  We recognized tax expense for the year ended December 31, 2005 of $6.9 million, or at an effective tax rate of approximately 40.3%. We recognized a net tax benefit for the year ended December 31, 2004, of $8.2 million. The tax benefit recorded in 2004 included a non-recurring, non-cash tax benefit for the complete reversal of our valuation allowance on our net deferred tax assets of $12.9 million, offset by tax expense of $4.3 million on 2004 pretax earnings and $0.4 million relating to a change in our estimate of the income tax rates applied to our net deferred tax assets.

Net income.  Net income was $10.3 million for the year ended December 31, 2005, compared to net income of $18.8 million for the year ended December 31, 2004, a decrease of $8.5 million, because of the factors discussed above.

Quarterly Results and Seasonality

The following tables set forth certain unaudited financial and operating data in the first quarter of 2007 and each quarter during the years ended December 31, 2006 and 2005. The unaudited information reflects all adjustments, which include only normal and recurring adjustments, necessary to present fairly the information shown.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except for per share and enrollment data)

2007
Revenues	$52,824
Operating income	5,000
Net income	3,844
Net income per common share:
Basic	$0.24
Diluted	$0.23
Enrollment	19,151

2006
Revenues	$41,858	$43,518	$43,902	$50,603
Operating income	1,884	4,203	4,063	7,693
Net income	1,642	3,055	3,041	5,673
Net income per common share:
Basic	$0.14	$0.26	$0.26	$0.40
Diluted	$0.14	$0.25	$0.25	$0.39
Enrollment	15,792	16,078	16,374	17,976

2005
Revenues	$34,610	$35,408	$37,303	$41,919
Operating income	4,145	3,523	2,925	4,280
Net income	2,705	2,356	2,204	2,985
Net income per common share:
Basic	$0.24	$0.21	$0.19	$0.26
Diluted	$0.23	$0.20	$0.18	$0.25
Enrollment	12,955	13,208	13,308	14,613

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Learner population varies as a result of new enrollments, graduations and learner attrition. While the number of enrollments has grown in each sequential quarter over these periods, the sequential quarterly increase in enrollments has been the greatest in the fourth quarter of each respective year, which corresponds with a traditional Fall school start. The larger relative increases in enrollments in the fourth quarter have resulted in larger sequential increases in revenue during the fourth quarter than in other quarters. A significant portion of our general and administrative expenses does not vary proportionately with fluctuations in revenues, resulting in larger relative increases in operating income in the fourth quarter relative to increases between other quarters. In addition, we typically implement tuition increases at the beginning of an academic year, which coincides with the start of the third quarter of each fiscal year. We expect quarterly fluctuations in operating results to continue as a result of these seasonal patterns.

In addition to our recurring seasonal patterns described above, our quarterly revenue may be impacted by the timing of our colloquia tuition revenue resulting from week-long gatherings of our doctoral learners for in-depth, face-to-face instruction. We typically have five to eight colloquia per year. For example, our revenues for the first quarter of 2006 were slightly lower than our revenues for the fourth quarter of 2005, partially due to a decrease of approximately $0.7 million in colloquia tuition revenue. Our quarterly operating results may fluctuate in the future based on the timing and number of our colloquia.

On January 1, 2006, we adopted FAS 123(R), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R)eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of APB 25, and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value method. As a result of adopting FAS 123(R) on January 1, 2006, our income before income taxes and net income for the year ended December 31, 2006 were $4.2 million and $3.1 million lower, respectively, than if we had continued to account for stock-based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 are $0.26 and $0.25 lower, respectively, than if we had continued to account for stock-based compensation under APB 25.

Under FAS 123(R), the amount of compensation expense will vary depending on numerous factors, including the number and vesting period of option grants, the expected life of the grants, the publicly traded stock price of the security underlying the options, the volatility of the stock price, and the estimated forfeiture rate.

Liquidity and Capital Resources

Liquidity

We financed our operating activities and capital expenditures during the years ended December 31, 2006, 2005 and 2004 and the three months ended March 31, 2007 primarily through cash provided by operating activities. Our cash, cash equivalents and short-term marketable securities were $87.7 million, $72.1 million and $50.0 million at December 31, 2006, 2005 and 2004, respectively, and $90.8 million at March 31, 2007.

In August 2004, we entered into an unsecured $10.0 million line of credit with Wells Fargo Bank. The line of credit has an expiration date of June 30, 2007. There have been no borrowings to date under this line of credit, therefore $10.0 million is available. Any borrowings would bear interest at a rate of either LIBOR plus 2.5% or the bank’s prime rate, at our discretion on the borrowing date.

A significant portion of our revenues are derived from Title IV programs. Federal regulations dictate the timing of disbursements under Title IV programs. Learners must apply for new loans and grants each academic year, which starts July 1. Loan funds are generally provided by lenders in multiple disbursements for each academic year. The disbursements are usually received by the start of the second week of the term. These factors, together with the timing of our learners beginning their programs, affect our operating cash flow.

Based on our current level of operations and anticipated growth, we believe that our cash flow from operations and other sources of liquidity, including cash, cash equivalents and short-term marketable securities, will provide adequate funds for ongoing operations and planned capital expenditures for the foreseeable future.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2006 was $28.9 million, which is consistent with cash provided by operating activities for the year ended December 31, 2005. There was a $4.9 million decrease in 2006 related to various working capital items and decrease of $3.3 million related to a change in net deferred tax assets. These factors were offset by an increase of $3.2 million in net income and $4.2 million of non-cash stock-based compensation expense as a result of the adoption of FAS 123(R) for the year ended December 31, 2006 as compared to the year ended December 31, 2005.

Net cash provided by operating activities during the year ended December 31, 2005 was $28.9 million, an increase of $12.9 million, or 80.3%, from $16.0 million during the year ended December 31, 2004. The increase was primarily due to a $2.2 million increase in non-cash related expenses for the provision for bad debt, depreciation and amortization and equity-related expense and a decrease of $14.6 million in deferred income taxes, offset by a decrease in net income by $8.5 million primarily related to the result of the non-cash reversal of the valuation allowance in 2004.

Net cash provided by operating activities was $6.3 million for the three months ended March 31, 2007 and 2006. There was a $2.5 million decrease in 2007 primarily related to timing of vendor payments, offset by an increase of $2.2 million in net income for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006.

Investing Activities

Our cash used in investing activities is primarily related to the purchase of property and equipment and investment in short-term marketable securities. Net cash used in investing activities was $22.0 million, $22.6 million and $12.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net cash used in investing activities was $5.8 million and $5.6 million for the three months ended March 31, 2007 and 2006, respectively. Investment in short-term marketable securities consists of purchases and sales of auction rate, asset-backed, U.S. agency and corporate debt securities, tax-exempt municipals, repurchase agreements and money market funds.

Net purchases of these securities were $6.6 million, $13.5 million and $4.7 million during the years ended December 31, 2006, 2005 and 2004, respectively. Net purchases of these securities were $2.2 million and $1.8 million during the three months ended March 31, 2007 and 2006, respectively. Capital expenditures were $15.4 million, $9.1 million and $7.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in 2006 was due to the investments in integrating most of our business systems with an enterprise resource planning system. The increase in 2005 was due to the investment in integrating most of our business systems with an enterprise resource planning system, the expansion of our existing corporate facilities and classroom technology and other systems and equipment that support our program offerings. Capital expenditures were $3.6 million and $3.8 million for the three months ended March 31, 2007 and 2006, respectively. The decrease in 2007 from 2006 was due to the purchase of security administration software related to our enterprise resource planning system that occurred during the first quarter of 2006. Capital expenditures are also presented on a cash basis. There was a greater proportion of capital expenditures in accounts payable and accrued liabilities for the quarter ended March 31, 2007 than March 31, 2006.

We expect to continue to invest in integrating most of our business systems with an enterprise resource planning system. We expect that once implemented, this integration of our systems and processes will improve efficiencies within our instructional costs and services, marketing and promotional and general and administrative expenses. We expect that our capital expenditures in 2007 will be approximately $13 million to $14 million. We expect to be able to fund these capital expenditures with cash generated from operations.

We lease all of our facilities. We expect to make future payments on existing leases from cash generated from operations.

Financing Activities

Net cash provided by financing activities was $1.6 million, $2.2 million and $0.3 million, for the years ended December 31, 2006, 2005 and 2004, respectively. Financing activities during 2006 were primarily related to net cash proceeds from our initial public offering, after deducting underwriter commissions and offering expenses, of $76.5 million and net proceeds of $0.4 million from stock option exercises. Net proceeds from the initial public offering were largely offset by the special distribution paid in

November 2006 of $72.6 million and $2.7 million of payments on two notes payable, which we entered into in 2005 to finance asset purchases related to our enterprise resource planning system.

The financing activities during 2005 and 2004 were primarily related to stock option exercises and warrants exercised in 2005. We received proceeds from the exercise of stock options of $0.3 million and $0.9 million in 2005 and 2004, respectively. We received proceeds from the exercise of warrants of $3.0 million in 2005. In 2005, the proceeds from stock option exercises and warrants were partially offset by the payments on capital lease obligations and notes payable of $1.3 million.

Net cash provided by financing activities was $0.4 million for the three months ended March 31, 2007, and net cash used in financing activities was $0.9 million for the three months ended March 31, 2006. Financing activities during the first quarter of 2007 were primarily related to proceeds of $0.3 million from stock option exercises. Financing activities during the first quarter of 2006 were primarily related to payments on notes payable used to finance asset purchases related to our enterprise resource planning system of $0.7 million, and net payments from stock option exercises and the repurchase of stock options of $0.2 million.

Contractual Obligations

The following table sets forth, as of December 31, 2006, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented (in thousands):

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Capital leases	$12	$5	$7	$—	$—
Operating leases(a)	9,745	2,773	6,972	—	—

Total contractual obligations	$9,757	$2,778	$6,979	$—	$—

(a)	Minimum lease commitments for our headquarters and miscellaneous office equipment.

Regulation and Oversight

We perform periodic reviews of our compliance with the various applicable regulatory requirements. We have not been notified by any of the various regulatory agencies of any significant noncompliance matters that would adversely impact our ability to participate in Title IV programs, however, the Office of Inspector General (the OIG) of the Department of Education has informed us that it is conducting a compliance audit of Capella University. The OIG is responsible for, among other things, promoting the effectiveness and integrity of the Department of Education’s programs and operations. The audit commenced on April 10, 2006 and since then we have been periodically providing the OIG with information, responding to follow-up inquiries and facilitating site visits and access to our records. The OIG informed us that it completed its field work in January 2007 and we expect to receive a draft report shortly. Based on the field auditors’ preliminary audit exceptions, which is a preliminary list of issues regarding Capella University’s compliance with Title IV rules and requirements, and our verbal communications with the OIG audit staff, we believe that the most significant potential financial exposure from the audit pertains to repayments to the Department of Education that could be required if the OIG concludes that we did not properly calculate the amount of Title IV funds required to be returned for learners who withdrew from Capella University without providing an official notification of such withdrawal and without engaging in academic activity prior to such withdrawal. If it is determined that we improperly withheld any portion of these funds, we would be required to return the improperly withheld funds. For the three-year audit period, and for the 2005-2006 Title IV award year, we estimate that the total amount of Title IV funds not returned for learners who withdrew without providing official notification was less than $1.0 million, including interest, but not including fines and penalties.

In addition to the DOE and state higher education regulatory bodies, other governmental entities exercise oversight authority over our business practices. In April 2007, we received inquiries from the NY and MN Attorneys General in connection with their ongoing reviews of financial aid practices at various colleges and universities. We are in discussions with both the NY and MN Attorneys General regarding their inquiries and possible resolution of these matters.

As part of its inquiry, the NY Attorney General had requested information regarding the relationship between Student Loan Xpress, one of 15 institutions currently listed by us as a recommended student lender, and Timothy Lehmann, our Director of Financial Aid.

On April 19, 2007, we received a letter of inquiry from U.S. Senator Edward Kennedy, Chairman of the Senate Health, Education, Labor and Pensions Committee, related to the Committee’s oversight of the federally-guaranteed student loan program. This inquiry appears to focus on the relationship between Student Loan Xpress and Mr. Lehmann. We are in the process of responding to the inquiry from Senator Kennedy’s office.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2006, 2005 or 2004 or the three months ended March 31, 2007. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We have no derivative financial instruments or derivative commodity instruments. We believe the risk related to marketable securities is limited due to the adherence to our investment policy that requires marketable securities to have a minimum Standard & Poor’s rating of A minus (or equivalent). All of our marketable securities as of December 31, 2006, 2005 and 2004 and as of March 31, 2007 consisted of cash equivalents and marketable securities rated A minus or higher.

Interest Rate Risk

We manage interest rate risk by investing excess funds in cash equivalents and marketable securities bearing variable interest rates, which are tied to various market indices. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. At March 31, 2007, a 10% increase or decrease in interest rates would not have a material impact on our future earnings, fair values, or cash flows related to investments in cash equivalents or interest earning marketable securities.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The impact of adopting FIN 48 was immaterial to our financial condition and results of operations.

BUSINESS

Overview

We are an exclusively online post-secondary education services company. Through our wholly-owned subsidiary, Capella University, we offer a variety of doctoral, master’s and bachelor’s programs in the following markets: health and human services, business management and technology, and education. Our academic offerings combine competency-based curricula with the convenience and flexibility of an online learning format. We design our offerings to help working adult learners develop specific competencies that they can employ in their workplace. We actively support and engage with our learners throughout their programs to enhance their prospects for successful program completion. We believe that the relevance and convenience of our programs provide a quality educational experience for our learners. At March 31, 2007, we offered over 800 online courses and 16 academic programs with 82 specializations to approximately 19,200 learners.

In 2006, our end-of-year enrollment and revenues grew by approximately 23% and 21%, respectively, as compared to 2005. To date, our growth has resulted from a combination of: increased demand for our programs; expansion of our program and degree offerings; our ability to obtain specialized accreditations, professional licensures and endorsements for certain programs we offer; establishment of relationships with large corporate employers, the U.S. Armed Forces and other colleges and universities; and a growing acceptance of online education. We seek to achieve growth in a manner that assures continued improvement in educational quality and learner success while maintaining compliance with regulatory standards. Additionally, we seek to enhance our operational and financial performance by tracking and analyzing quantifiable metrics that provide insight as to the effectiveness of our business and educational processes. Our exclusively online focus facilitates our ability to track a variety of metrics.

Our History

We were founded in 1991 as a Minnesota corporation. In 1993, we established our wholly-owned university subsidiary, then named The Graduate School of America, to offer doctoral and master’s degrees through distance learning programs in management, education, human services and interdisciplinary studies. In 1995, we launched our online format for delivery of our doctoral and master’s degree programs over the Internet. Through our early entry into online education, we believe we have gained extensive experience in the delivery of effective online programs. In 1997, our university subsidiary received accreditation from the North Central Association of Colleges and Schools (later renamed The Higher Learning Commission of the North Central Association of Colleges and Schools). In 1998, we began the expansion of our original portfolio of academic programs by introducing doctoral and master’s degrees in psychology and a master of business administration degree. In 1999, to expand the reach of our brand in anticipation of moving into the bachelor’s degree market, we changed our name to Capella Education Company and the name of our university to Capella University. In 2000, we introduced our bachelor’s degree completion program in information technology, which provided instruction for the last two years of a four-year bachelor’s degree. In 2004, we expanded our addressable market through the introduction of our four-year bachelor’s degree programs in business administration and information technology as well as the introduction of three master’s-level specializations in education targeted at K-12 teachers. In 2005, we introduced two master’s-level specializations in education targeted to higher education and K-12 teachers as well as a master’s in business administration specialization in accounting. In 2006, we introduced seven specializations including healthcare management, accounting and information assurance and security. Additionally, in November 2006, we completed an initial public offering of our common stock. During first quarter of 2007, we introduced two doctoral programs in information technology and public safety, a master’s program in public safety, five doctoral-level specializations and two master’s-level specializations.

Industry

The U.S. market for post-secondary education is a large, growing market. Based on 2005 Integrated Post-Secondary Education Data System data from the U.S. Department of Education, National Center for Education Statistics (NCES), revenue for post-secondary degree-granting educational institutions exceeded $305 billion in academic year 2004.

According to a 2005 publication by the NCES, the number of post-secondary students enrolled as of the Fall of 2004 was 17.3 million and is expected to grow to 18.8 million in 2010. We believe the forecasted growth in post-secondary enrollment is a result of a number of factors, including the expected increase in annual high school graduates from 2.9 million in 2002 to 3.3 million in 2010 (based on estimates published by the NCES in 2005), the significant and measurable personal income premium that is attributable to post-secondary education, and an increase in demand by employers for professional and skilled workers.

According to the U.S. Census Bureau’s October 2006 report, 64% of adults (persons 25 years of age or older) did not possess a post-secondary degree in 2005. Of the 17.3 million post-secondary students enrolled as of the Fall of 2004, the NCES estimated that 6.8 million were adults, representing 39% of total enrollment. We expect that adults will continue to represent a large, growing segment of the post-secondary education market as they seek additional education to secure better jobs, or to remain competitive or advance in their current careers.

According to Eduventures, an education consulting and research firm, some traditional, non-profit post-secondary education providers have had difficulty meeting the increasing demand for post-secondary education as a result of, among other factors, a lack of funding and physical constraints on their ability to admit additional students. Alternatively, many for-profit institutions have been designed to meet this growing demand and are becoming an increasingly popular alternative for working adults. We believe that the focus of for-profit institutions on education related to specific labor markets and on strong customer service has made them an increasingly popular alternative for working adults seeking additional education.

According to Eduventures, the revenue growth rate in fully-online education exceeded the revenue growth rate in the for-profit segment of the post-secondary market from 2001 to 2006. We believe that the higher growth in demand for fully-online education is largely attributable to the flexibility and convenience of this instructional format, as well as the growing recognition of its educational efficacy. Additionally, in 2006, Eduventures projected that the number of students enrolled in fully-online programs at Title IV-eligible, degree-granting institutions would grow by approximately 24% in 2006 to reach approximately 1.5 million as of December 31, 2006, and would grow to approximately 2.1 million by December 31, 2008. Eduventures also projected that annual revenues generated from students enrolled in fully-online programs at Title IV-eligible, degree-granting institutions would increase by more than 30% in 2006 to reach approximately $8.1 billion in that year.

Our Competitive Strengths

We believe we have the following competitive strengths:

Commitment to Academic Quality.  We are committed to providing our learners with a rewarding and challenging academic experience. Our commitment to academic quality is a tenet of our culture, and we believe that quality is an important consideration to those learners who choose Capella University. Having originated as an institution exclusively focused on graduate degree education, we have historically promoted an educational experience based on high academic standards. We have continued to apply this approach as we have expanded our graduate and undergraduate programs. Today, we believe that our commitment to academic quality is reflected in our curricula, faculty, learner support services and academic oversight process. The impact of this commitment is evident in the satisfaction of our learners both during their educational experience and following graduation.

Exclusive Focus on Online Education.  In contrast to institutions converting traditional, classroom-based educational offerings to an online format, our academic programs have been designed solely for online delivery. Our curriculum design offers flexibility while promoting a high level of interaction with other learners and faculty members. Our faculty are specifically trained to deliver online education, and our learner support infrastructure was developed to track learner progress and performance to meet the needs of online learners. As a result of our exclusive focus on online education, we believe we have developed educational programs that meet the needs of our learners in a convenient and effective manner.

Academic Programs and Specializations Designed for Working Adults.  At March 31, 2007, we offered 16 academic programs with 82 specializations, each designed to appeal to and meet the educational objectives of working adults. The diversity of our program portfolio allows us to target relevant portions of the adult learner population and provide offerings in several of the highest demand areas of study, such as business and education. Our specializations are designed to attract learners by providing depth within a program that is typically unavailable in an unspecialized program and by addressing specific competencies that learners can apply in their current workplace.

Extensive Learner Support Services.  We provide extensive learner support services, both online and telephonically. Our support services include: academic services, such as advising, writing and research services; administrative services, such as online class registration and transcript requests; library services; financial aid counseling; and career counseling services. We believe our commitment to providing high quality, responsive and convenient learner support services encourages course and degree completion and contributes to our high learner satisfaction.

Experienced Management Team with Significant Business, Academic and Marketing Expertise.  Our management team possesses extensive experience in business, academic and marketing management as well as public company experience, in many cases with organizations of much larger scale and operational diversity than our organization. Our management team is led by Stephen G. Shank, our Chairman and Chief Executive Officer, who founded our company in 1991, and who possesses over 12 years of experience serving as the Chief Executive Officer of a public company. Our President and Chief Operating Officer, Kenneth J. Sobaski, has over 17 years of public company experience in senior sales, marketing and general management positions. Lois M. Martin, our Chief Financial Officer, serves on two public company boards of directors and has held senior financial management positions in public companies for over nine years. Dr. Michael J. Offerman, who has 24 years of academic management experience, currently serves as President of Capella University and, upon completion of our search for a new university president, Dr. Offerman will become the Vice Chairman — External University Initiatives of Capella Education Company. We integrate our management through cross-functional teams to ensure that business objectives are met while continuing to deliver academic quality.

Our Operating Strategy

We intend to pursue the following operating strategies:

Focus on Markets and Learners.  We believe that significant growth potential exists within each of the three markets that comprise our existing portfolio of academic programs and degree offerings. Within our specified markets, we will continue to develop our existing bachelor’s, master’s and doctoral program offerings while selectively adding new programs and specializations for targeted professions within these markets that we believe offer significant market potential. In particular, we intend to emphasize growth in targeted professions by offering specializations in our master’s and doctoral programs for which we believe there is significant demand. Examples include our recently launched master’s and doctoral specializations targeting K-12 education, community college and healthcare management professionals within our education and health and human services market verticals.

Building Capella Brand Differentiation.  We will continue to focus on enhancing our brand differentiation as a high quality, exclusively online university for working adults in targeted professions within our specified markets through a variety of integrated online and offline advertising and direct media. We seek to appeal to prospective learners who aspire to obtain a quality post-secondary education, but for whom a traditional, classroom-based educational experience is impractical. We seek to differentiate our brand from those of other educational providers by communicating our ability to deliver high quality educational programs in select specializations within each learner’s chosen profession. In order to optimize our marketing investment, we regularly perform market tests, analyze the results and refine our marketing approach based on the findings. We believe increased brand differentiation and awareness will contribute to continued enrollment growth in our existing and future program offerings.

Increasing Enrollment Effectiveness.  We believe that it is important to focus on total enrollment effectiveness across the learner lifecycle, from new enrollment through graduation. We have invested substantial resources in performing detailed market research that enables us to more effectively segment our target market and identify potential learners best suited for our educational experience. As a result, we will continue to target our marketing and recruiting expenditures towards segments of the market that we believe are more likely to result in us enrolling learners who will complete their programs, and we intend to increase expenditures targeted at these segments. Simultaneously, we intend to increase our enrollment effectiveness through improved enrollment tools and processes, which we believe will allow us to better manage the pipeline of potential applicants and help direct the communication and contact plans with our prospective and current learners. Finally, in order to further enhance persistence of our current learners, we seek to deliver an inspiring educational experience that motivates our learners throughout the learner lifecycle through regular, proactive communication and support.

Delivering Both Superior Learning Outcomes and a Superior Learner Experience.  We are committed to helping our learners reach their educational and professional goals. This commitment guides the development of our curricula, the recruitment and training of our faculty and staff, and the design of our support services. We use the results of internal assessments to develop an understanding of the specific needs and readiness of each individual learner at the start of a program. Through the use of competency-based curricula and measurement of course and program outcomes, we seek to provide our learners with tangible outcomes, including a portfolio of professional competencies and support for career advancement or change as well as the degree itself. In addition, we look for opportunities to improve our learners’ educational experience and increase the likelihood of learners successfully completing degree programs. We believe our focus on both superior learning outcomes and a superior learner experience complements our brand strategy and will continue to enhance learner satisfaction, leading to higher levels of engagement, persistence and referrals.

Drive Successful New Business Development.  We also seek to drive growth through a multifaceted strategy of enhancing existing program offerings, developing new programs and specializations within our three current target markets, and pursuing new market opportunities. We seek to enhance our existing program offerings by pursuing improvements in course design and technology and obtaining specialized accreditation, additional professional licensure approvals and select endorsements. Within our current target markets, we seek to expand our program and specialization offerings, while also targeting additional professions. Finally, we are beginning to explore new market opportunities in market segments that leverage our existing expertise, brand reputation and educational capabilities.

Capella University

Capella University is a post-secondary educational institution accredited by The Higher Learning Commission of the North Central Association of Colleges and Schools, one of six regional institutional accrediting associations in the United States, and is authorized to grant degrees by the State of Minnesota.

Our Approach to Academic Quality

Some of the critical elements of our university that we believe promote a high level of academic quality include:

•	Curricula. We design the curricula for our programs around professional competencies desired for high performance in each field. The particular competencies are identified and validated through a variety of external sources and reviews. There are specific learning outcomes for each course as well as for the overall program, and we assess the learner’s achievement of the expected learning outcomes during his or her period of enrollment.

•	Faculty. We select our faculty based on their academic credentials and teaching and practitioner experience. Our faculty members tend to be scholars as well as practitioners, and they bring relevant, practical experience from their professional careers into the courses they teach. Approximately 80% of our faculty members hold a doctoral degree in their respective fields. We invest in the professional development of our faculty members through training in online teaching techniques as well as events and discussions designed to foster sharing of best practices and a commitment to academic quality.

•	Online Course Design. We employ a comprehensive design framework to ensure that our online courses offer a consistent learning experience, high quality interaction, and the tools required for assessing learning outcomes. We regularly assess course outcomes data as well as learner assessments to identify opportunities for course upgrades.

•	Learner Support. We establish teams comprised of both academic and administrative personnel that are assigned to serve as the primary support contact point for each of our learners throughout the duration of their studies. Most of our support services, including academic, administrative, library and career counseling services are accessible online, allowing users to access these services at a time and in a manner that is convenient to them. We believe that a committed support network is as important to maintaining learner motivation and commitment as the knowledge and engagement of our faculty.

•	Academic Oversight. Our academic management organization is structured to provide leadership and continuity across our academic offerings. In addition to regular reviews by accrediting bodies, our academic management team oversees periodic examinations of our curricula by internal and external reviewers. Internal reviews are performed by our assessment and institutional research team to assess academic content, delivery method and learning outcomes for each program. Our internal academic oversight process is further strengthened by our ability to track and analyze data and metrics related to learner performance and satisfaction. External reviews are performed by individuals with professional certifications in their fields to provide additional evaluation and verification of program quality and workplace applicability.

•	Accreditation. In addition to being accredited by The Higher Learning Commission of the North Central Association of Colleges and Schools, we also pursue specialized accreditation, where appropriate, such as our accreditation from the American Counseling Association’s Council for the Accreditation of Counseling and Related Educational Programs (CACREP) for our mental health counseling and marital, couple, and family counseling/therapy specializations within our master’s in human services program. Our commitment to maintaining regional accreditation, and specialized accreditation where appropriate, reflects our goal to provide our learners with an academic experience commensurate with that of traditional post-secondary educational institutions.

In addition to these traditional components of academic quality, our approach to teaching and the online format of our programs offers several features that enrich the learning experience:

•	Low student to faculty ratio. Our courses average between 15 and 20 learners, providing each learner the opportunity to interact directly with our faculty and to receive individualized feedback and attention. We believe this adds to the academic quality of our programs by ensuring that each learner is encouraged to participate actively, thus enabling the instructor to better evaluate the learner’s understanding of course material.

•	Diverse learner population. Our online format allows us to focus on adult learners as well as to attract a diverse population of learners with a variety of professional backgrounds and life experiences.

•	Practitioner-oriented course experience. Our courses are designed to encourage our learners to incorporate workplace issues or projects into their studies, providing relevant context to many of the academic theories covered by our curricula.

•	Time efficiency. While many campus-based students are required to spend time commuting, parking, or otherwise navigating a large campus, our online learning format enables our learners to focus their time on course assignments and discussions.

•	Residential colloquia experience. Our residential colloquia allow doctoral learners to engage in face-to-face interaction with other learners and faculty, which provides for a rich learning experience with relevant content.

Curricula

Our program offerings cover three markets: health and human services, business management and technology, and education. At March 31, 2007, we offered 16 academic programs with 82 specializations within these markets as follows:

Programs	Specializations

Business, Organization and Management
Doctor of Philosophy in	• General
Organization and Management	• Human Resource Management
• Information Technology Management
• Leadership

Master of Science	• General
in Organization and Management	• Human Resource Management
• Leadership
• Management Education

Master of Business	• General Business
Administration	• Accounting
• Finance
• Health Care Management
• Information Technology Management
• Marketing
• Project Management

Bachelor of Science in	• Accounting
Business	• Business Administration
• Finance
• Human Resource Management
• Management and Leadership
• Marketing

Education
Doctor of Philosophy in Education	• Leadership in Educational Administration
• Leadership in Higher Education
• Curriculum and Instruction
• Post-Secondary and Adult Education
• Instructional Design for Online Learning
• Training and Performance Improvement
• Professional Studies in Education
• K-12 Studies in Education

Master of Science in Education	• Leadership in Educational Administration
• Leadership in Higher Education
• Curriculum and Instruction
• Post-Secondary and Adult Education
• Instructional Design for Online Learning
• Training and Performance Improvement
• Professional Studies in Education
• K-12 Studies in Education
• Reading and Literacy
• Enrollment Management
Psychology
Doctor of Psychology	• Clinical Psychology
• Counseling Psychology

Doctor of Psychology in	• General Psychology
Philosophy	• Industrial/Organizational Psychology
• Educational Psychology

Master of Science in	• Clinical Psychology
Psychology	• Counseling Psychology
• School Psychology
• General Psychology
• Industrial/Organizational Psychology
• Educational Psychology
• Sport Psychology

Human Services
Doctor of Philosophy in	• General Human Services
Human Services	• Counseling Studies
• Health Care Administration
• Management of Non-Profit Agencies
• Social and Community Services

Doctor of Philosophy in	• Criminal Justice
Public Safety	• Emergency Management
• Public Safety Leadership

Master of Science in	• General Human Services
Human Services	• Counseling Studies
• Health Care Administration
• Management of Non-Profit Agencies
• Marital, Couple, and Family Counseling/Therapy
• Mental Health Counseling
• Social and Community Services

Master of Science in	• Criminal Justice
Public Safety	• Emergency Management
• Public Safety Leadership

Information Technology
Doctor of Philosophy in	• General
Information Technology	• Information Technology
Education

Master of Science in	• General Information
Information Technology	Technology
• Information Security
• Network Architecture and Design
• Project Management and Leadership
• System Design and Development

Programs	Specializations

Bachelor of Science in	• General Information
Information Technology	Technology
• Graphics and Multimedia
• Information Assurance and Security
• Network Technology
• Project Management
• Web Application Development

Courses are offered on a quarterly academic schedule, which generally coincides with calendar quarters. We offer new learners the flexibility to begin their introductory first course in their program of study on the first day of classes in any month. Learners then enroll in subsequent courses on a regular quarterly course schedule. Depending on the program, learners generally enroll in one to two courses per quarter. Each course has a designated start date, and the majority of our courses last for ten weeks.

To meet course requirements, learners typically need to access the online courseroom multiple times each week. However, there is no set class schedule, so learners can attend each class as it fits their weekly schedule. Learners are required to respond to questions posed by the instructor, as well as comments made by other learners. This provides for an interactive experience in which each learner is both encouraged and required to be actively engaged. Additional learning experiences may include team projects and/or research papers. Our online format provides a digital record of learner interactions for the course instructor to assess learners’ levels of engagement and demonstration of required competencies. The course design also includes assessment of learning outcomes.

The only exception to our exclusively online format is for doctoral learners, and for certain master’s degree candidates pursuing professional licenses. These learners participate in periodic residential colloquia, supervised practicum and internships as a complement to their courses. The colloquia typically last one week and are required, on average, once per year for learners in applicable programs, while the supervised practicum and internships vary in length based on the program in which the learner is enrolled.

We also offer certificate programs, which consist of a series of courses focused on a particular area of study, for learners who seek to enhance their skills and knowledge. Online certificate courses can be taken as part of a graduate degree program or on a stand-alone basis. Certificate programs generally consist of four courses. The duration of our certificate programs ranges from two quarters to approximately two years.

Faculty

We seek to hire faculty who have teaching or practitioner experience in their particular discipline and who possess significant academic credentials. Approximately 80% of our faculty members have a doctoral degree. We provide significant training to new faculty members, including a seven-week online development program focused on effective online teaching methods and our online platform, prior to offering them a teaching assignment. In addition, we provide professional development and training for all faculty members on an ongoing basis. To evaluate the performance of our faculty members, we periodically monitor courseroom activity and assess learner performance against course outcomes.

Our faculty consists of full-time academic administrators, faculty chairs and core faculty as well as adjunct faculty. Our full-time academic administrators’ primary responsibilities are to monitor the quality and relevance of our curricula, to recruit and manage teaching faculty and to ensure that we maintain standards of accreditation. Our full-time faculty chairs supervise the faculty in their respective specializations. Our full-time core faculty teach courses in their assigned specializations and serve as mentors to, and on dissertation committees for, our doctoral learners. Our adjunct faculty typically teach one to three courses per quarter in their specializations. Of our 942 faculty members as of March 31, 2007, 132 were full-time employees and the remainder were adjunct faculty. In certain cases, we have agreements with other post-secondary educational institutions to provide faculty for certain courses.

Learner Support Services

The learner support services we provide include:

Academic Services.  We provide learners with a variety of services designed to support their academic studies. These services include new learner orientation, technical support, academic advising, research services (particularly for doctoral degree candidates), writing services and other online tutoring. We also provide appropriate educational accommodations to learners with documented disabilities through our disability support services team.

Administrative Services.  We provide learners with the ability to access a variety of administrative services both telephonically and via the Internet. For example, learners can register for classes, apply for financial aid, pay their tuition and access their transcripts online. We believe this online accessibility provides the convenience and self-service capabilities that our learners value. Our financial aid counselors provide personalized online and telephonic support to our learners.

Library Services.  We provide learners with online access to the Capella University Library. Our library provides learners with access to a comprehensive collection of online journals, eBooks and interlibrary loan services. Our team of librarians is available via e-mail and phone to help with research, teaching and learning. They offer tutorials, virtual instruction sessions, consultations on research assignments and online research guides. Librarians also attend our residential colloquia to teach library instruction sessions and offer one-on-one research appointments. Our interlibrary loan services are provided through our relationship with the University of Michigan.

Career Counseling Services.  Our staff of professional career counselors use a variety of tools, including individualized phone, e-mail and face-to-face communications, online newsletters, online seminars and conference calls to provide career planning services to learners and alumni. Our counselors also assist our recruitment staff with prospective learners’ selection of the Capella University program and specialization that best suits their professional aspirations.

Admissions

Capella University’s admission process is designed to offer access to prospective learners who seek the benefits of a post-secondary education while providing realistic feedback to prospects regarding their ability to successfully complete their chosen program. As part of the first course in their program of study, admitted learners are required to complete an orientation to online education and a skills assessment, the results of which enable us to develop an understanding of the specific needs and readiness of each individual learner. Learners must successfully complete the first course in their program of study to continue their education.

Learners enrolling in our bachelor’s programs must have a high school diploma or a GED and demonstrate competence in writing and logical reasoning during the first course of their program of study. Learners enrolling in our graduate programs must have the requisite academic degree from an accredited institution and a specified minimum grade point average. In addition to our standard admission requirements, we require applicants to some of our programs to provide additional application material and information, and/or interview with, and be approved by, a faculty committee.

Marketing

We engage in a range of marketing activities to build the Capella brand, differentiate us from other educational providers, raise levels of awareness with prospective learners, generate inquiries about enrollment, remind and motivate existing learners to re-register each quarter, and stimulate referrals from existing learners. These marketing activities include Internet, print and direct mail advertising campaigns, participation in seminars and trade shows, and development of marketing channels through our corporate, healthcare, U.S. Armed Forces, and educational relationships. Online advertising (targeted, direct and through aggregators) currently generates our largest volume of prospective learners.

Our corporate and healthcare, U.S. Armed Forces and educational relationships and discount programs are developed and managed by our channel development teams. Our channel development teams work with representatives in the various organizations to help them understand the quality, impact and value that our academic programs can provide, both for the individuals in their organization and for the organization itself. For the three months ended March 31, 2007, approximately 35% of our learners received a discount in connection with one of our marketing relationships or programs described below.

•	Corporate and Healthcare Relationships. We developed our corporate and healthcare alliance program to offer education opportunities to employees of large companies. Pursuant to these arrangements, program participants make information about Capella University available to their employees. In return, we provide a tuition discount to participants’ employees and their immediate family members. Our corporate and healthcare alliance program agreements are non-exclusive written agreements that generally have three year terms with automatic renewal provisions, but the parties may generally terminate the agreements at any time on 60 to 90 days prior notice. Through our corporate and healthcare alliance programs, we presently have learners from approximately 140 corporations and healthcare providers.

•	U.S. Armed Forces Relationships and Discount Program. We offer a discount on tuition to all members of the U.S. Armed Forces, including active duty members, veterans, national guard members, reservists, civilian employees of the Department of Defense and immediate family members of active duty personnel. We also have arrangements with various educational institutions of the U.S. Armed Forces pursuant to which we have agreed to accept credits from certain military educational programs earned by learners who meet our transfer requirements, which they can apply toward a Capella University degree. As part of these arrangements, several of these educational institutions make information about Capella University available to their members. In addition, we have arrangements with the Army National Guard, the U.S. Coast Guard Institute and several military bases pursuant to which these organizations make information about Capella University available to interested service members. Our arrangements with the various educational institutions, the Army National Guard and the U.S. Coast Guard Institute, are non-exclusive written agreements with varying terms that may generally be terminated by either party upon 30 to 45 days prior notice. Our arrangements with military bases are established through informal relationships between us and the respective base. For the three months ended March 31, 2007, approximately 18% of our learners received a U.S. Armed Forces tuition discount.

•	Educational Relationships. We developed our educational alliance program to allow graduates of community colleges to matriculate into our programs and to recruit community college faculty to attend our graduate programs. Pursuant to the arrangements between us and approximately 240 community colleges, we provide a tuition discount and an application fee waiver for community college students, alumni, faculty, administrators and staff in exchange for marketing opportunities within each community college. Our educational alliance agreements are non-exclusive written agreements that generally have a one year term which automatically renews annually, but generally either party may terminate the agreement at any time upon 30 to 60 days prior notice.

Enrollment

We offer different program start dates to new learners, occurring approximately once per month. As of the last day of classes in the quarter ended March 31, 2007, our enrollment was 19,151 learners. Of the learners that responded to our demographic survey, as of December 31, 2006, approximately 66% were female and approximately 39% were people of color. Our learner population is geographically distributed throughout the United States.

The following is a summary of our learners as of the last day of classes in the quarter ended March 31, 2007:

	Enrollment
	Number of	% of
	Learners	Total

Doctoral	7,865	41.1%
Master’s	8,256	43.1%
Bachelor’s	2,937	15.3%
Other	93	0.5%

	19,151	100.0%

Tuition and Fees

Our tuition rates vary by type and length of program and by degree level, such as doctoral, master’s or bachelor’s. For all master’s and bachelor’s programs and for selected doctoral programs, tuition is determined by the number of courses taken by each learner. For the 2005-2006 academic year (the academic year that began in July 2005), prices per course generally ranged from $1,400 to $1,950. The price of the course will vary based upon the number of credit hours, the degree level of the program and the discipline. For the 2005-2006 academic year, the majority of doctoral programs were priced at a fixed quarterly amount of $3,975 per learner, regardless of the number of courses in which the learner was registered. In January 2006, we adjusted our fixed quarterly tuition rate for doctoral learners in their comprehensive exam or dissertation to $3,200. In addition, if a learner in a doctoral program with fixed quarterly tuition had paid for 16 quarters, completed all coursework except for their comprehensive exam or dissertation and met all colloquia requirements, the tuition rate was reduced to $500 per quarter. “Other” in the table above refers primarily to certificate-seeking learners. Certificate programs generally consist of four courses, and the price of a course depends on the number of credit hours, the degree level of the program and the discipline. For the 2005-2006 academic year, prices per course in certificate programs generally ranged from $1,400 to $1,925.

Capella University implemented a tuition increase in 10 of our 13 programs generally ranging from 2% to 6% for the 2006-2007 academic year (the academic year that began in July 2006). The price increase resulted in prices per course generally ranging from $1,460 to $1,995 for master’s, bachelor’s and certificate programs. The majority of doctoral programs were priced at a fixed quarterly amount of $4,050 per learner, regardless of the number of courses in which the learner was registered. The fixed quarterly tuition for doctoral learners in their comprehensive exam or dissertation increased to $3,240. The reduced tuition rate for doctoral learners who have paid for 16 quarters, completed all coursework except for their comprehensive exam or dissertation and met all colloquia requirements increased from $500 to $810 per quarter. Tuition increases have not historically been, and may not in the future be, consistent across our programs and specializations due to market conditions or changes in operating costs that have an impact on price adjustments of individual programs or specializations.

A large portion of our learners rely on funds received under various government-sponsored student financial aid programs, predominantly Title IV programs, to pay a substantial portion of their tuition and other education-related expenses. In the years ended December 31, 2006, 2005, and 2004, approximately 71%, 67% and 64%, respectively, of our revenues (calculated on a cash basis) were attributable to funds derived from Title IV programs. In addition to Title IV funding, our learners receive financial aid from other governmental sources or finance their education through private financing institutions or with their own funds.

Technology

Capella University provides learners and faculty members a secure web-based portal through which they can access courses and support services.

Online courseroom.  Our online courseroom provides the instructional content of the course, along with tools to facilitate course discussions, assessments, grading and submission of assignments. We operate Blackboard Learning System, formerly known as WebCT Vista, as our courseroom platform. Blackboard Learning System provides discussion, testing and grading capabilities for our online courseroom.

Learner and faculty support.  We rely on a combination of packaged and custom software to provide support services to our learners and faculty, including learner participation monitoring, course registration, transcript requests and financial aid applications. In addition, we offer our learners and faculty members online access to our library resources.

Internal administration.  We use several commercial software packages to perform internal administrative and operational functions. Our student information system manages learner academic data and accounts receivable information, and our document management system stores and sorts learner applications, academic records and marketing data. We also employ customer relationship management software to organize and process prospective learner information.

Infrastructure.  Our servers are located in a third party hosting facility and at our corporate headquarters. All of our servers are linked and we have redundant data backup. We currently use a combination of Microsoft-based software on HP server equipment and Sun Microsystems servers. We are in the process of migrating to an Oracle/PeopleSoft enterprise resource planning system. We anticipate this migration will be completed in 2008.

Employees and Adjunct Faculty

As of March 31, 2007, we had a total of 942 faculty members, consisting of 132 full-time faculty and 810 adjunct faculty. Our adjunct faculty are engaged through independent contractor agreements.

We engage our adjunct faculty on a course-by-course basis. Adjunct faculty are compensated a fixed amount per learner for a base number of learners and a variable rate per learner thereafter, which varies depending on discipline. In addition to teaching assignments, adjunct faculty may be asked to serve on learner committees, such as comprehensive examination and dissertation committees, or assist with course development. We have the right to cancel any teaching assignment due to low enrollment or to cancel sections to create proper class sizes. If a teaching assignment is canceled, we do not compensate the adjunct faculty member for the assignment. Our independent contractor agreements with adjunct faculty typically have a one-quarter term, but we are not required to engage them to teach any certain number of courses and have the right to terminate their services upon written notice at any time.

As of March 31, 2007, we also employed 974 non-faculty staff in university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting, finance and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with us. We consider our relationships with our employees to be satisfactory.

Competition

The post-secondary education market is highly fragmented and competitive, with no private or public institution enjoying a significant market share. We compete primarily with public and private degree-granting regionally accredited colleges and universities. Our competitors include both traditional colleges and universities, as well as a number of for-profit institutions offering online programs, such as Walden University and the University of Phoenix. Many of these colleges and universities enroll working adults in addition to traditional 18 to 24 year-old students. In addition, many of those colleges and universities offer a variety of distance education initiatives.

We believe that the competitive factors in the post-secondary education market include the following:

•	relevant, practical and accredited program offerings;

•	reputation of the college or university and marketability of the degree;

•	convenient, flexible and dependable access to programs and classes;

•	regulatory approvals;

•	qualified and experienced faculty;

•	level of learner support;

•	cost of the program;

•	relative marketing and selling effectiveness; and

•	the time necessary to earn a degree.

Property

Our corporate headquarters occupies approximately 203,000 square feet in Minneapolis, Minnesota, under a lease which expires in October 2010. Renewal terms under this lease allow for us to extend the current lease for up to two additional five-year terms. We also lease approximately 91,500 square feet in a second facility in Minneapolis that houses our enrollment services and learner services functions. That lease expires in February 2009. Renewal terms under this lease allow for us to extend the current lease for up to two additional two-year terms. We believe our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

Intellectual Property

Intellectual property is important to our business. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect our proprietary rights. In many instances, our course content is produced for us by faculty and other content experts under work for hire agreements pursuant to which we own the course content in return for a fixed development fee. In certain limited cases, we license course content from a third party on a royalty fee basis.

We have trademark or service mark registrations and pending applications in the U.S. and select foreign jurisdictions for the words “CAPELLA,” “CAPELLA EDUCATION COMPANY,” and “CAPELLA UNIVERSITY” and distinctive logos, along with various other trademarks and service marks related to our specific offerings. We also own domain name rights to “www.capellaeducation.com”, “www.capella.edu” and “www.capellauniversity.edu”, as well as other words and phrases important to our business.

Legal Proceedings

From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not at this time a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition or results of operation.

REGULATORY ENVIRONMENT

Learners attending Capella University finance their education through a combination of individual resources, private loans, corporate reimbursement programs and federal financial aid programs. Capella University participates in the federal student financial aid programs authorized under Title IV. For the year ended December 31, 2006, approximately 71% of our revenues (calculated on a cash basis) were derived from Title IV programs. In connection with a learner’s receipt of federal financial aid, we are subject to extensive regulation by the Department of Education, state education agencies and our accrediting agency, The Higher Learning Commission of the North Central Association of Colleges and Schools. In particular, the Title IV programs, and the regulations issued thereunder by the Department of Education, subject us to significant regulatory scrutiny in the form of numerous standards that we must satisfy in order to participate in the federal student financial aid programs. To participate in Title IV programs, a school must be:

•	authorized to offer its programs of instruction by the applicable state education agencies in the states in which it is physically located (in our case, Minnesota);

•	accredited by an accrediting agency recognized by the Secretary of the Department of Education; and

•	certified as an eligible institution by the Department of Education.

Our business activities are planned and implemented to achieve compliance with the rules and regulations of the state, regional and federal agencies that regulate our activities. We have established regulatory compliance and management systems and processes under the oversight of our Chief Financial Officer and our General Counsel that are designed to meet the requirements of this regulatory environment.

Accreditation

Capella University has been institutionally accredited since 1997 by The Higher Learning Commission of the North Central Association of Colleges and Schools, a regional accrediting agency recognized by the Secretary of the Department of Education. We will seek to have our accreditation reaffirmed in 2007 as part of a regularly scheduled reaffirmation process. Accreditation is a non-governmental system for recognizing educational institutions and their programs for student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability. In the United States, this recognition comes primarily through private voluntary associations that accredit institutions and programs of higher education. To be recognized by the Secretary of the Department of Education, accrediting agencies must adopt specific standards for their review of educational institutions. These associations, or accrediting agencies, establish criteria for accreditation, conduct peer-review evaluations of institutions and professional programs for accreditation and publicly designate those institutions that meet their criteria. Accredited schools are subject to periodic review by accrediting agencies to determine whether such schools maintain the performance, integrity and quality required for accreditation.

The Higher Learning Commission is the same accrediting agency that accredits such universities as Northwestern University, the University of Chicago, the University of Minnesota and other degree-granting public and private colleges and universities in its region (namely, the States of Arkansas, Arizona, Colorado, Iowa, Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, North Dakota, Nebraska, Ohio, Oklahoma, New Mexico, South Dakota, Wisconsin, West Virginia and Wyoming).

Accreditation by The Higher Learning Commission is important to us. Colleges and universities depend, in part, on accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating a candidate’s credentials, and students and corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. Moreover, institutional accreditation by an accrediting agency recognized by the Secretary of the Department of Education is necessary for eligibility to participate in Title IV programs.

State Education Licensure

We are authorized to offer our programs by the Minnesota Office of Higher Education, the regulatory agency governing the State of Minnesota, where Capella University is located. We are required by the Higher Education Act to maintain authorization from the Minnesota Office of Higher Education in order to participate in Title IV programs.

The increasing popularity and use of the Internet and other online services for the delivery of education has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and new interpretations of existing laws and regulations. These new laws, regulations and interpretations may relate to issues such as the requirement that online education institutions be licensed in one or more jurisdictions where they have no physical location or other presence. For instance, in some states, we are required to seek licensure or authorization because our recruiters meet with prospective students in the state. In other cases, the state educational agency has required licensure or authorization because we enroll students who reside in the state. New laws, regulations or interpretations related to doing business over the Internet could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and have a material adverse effect on our business.

In addition to Minnesota, Capella University is licensed or authorized to operate or to offer degree programs in the following states: Alabama, Arizona, Arkansas, Colorado, Florida, Georgia, Illinois, Kentucky, Nevada, Ohio, Virginia, Washington, West Virginia and Wisconsin. We are licensed or authorized in these states because we have determined that our activities in each state constitute a presence requiring licensure or authorization by the state educational agency. In some cases, the licensure or authorization is only for specific programs. In the majority of these states, Capella University has either determined that separate licensure or authorization for its certificate programs is not necessary, or has obtained such licensure or authorization. Capella’s certificate programs must be and have been approved in Arizona, Florida and Ohio. Because we enroll students from each of the 50 states, as well as the District of Columbia, and because we may undertake activities in other states that constitute a presence or otherwise subject us to the jurisdiction of the respective state educational agency, we may, from time to time, need to seek licensure or authorization in additional states.

We are subject to extensive regulations by the states in which we are authorized or licensed to operate. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and to award degrees. Some states may also prescribe financial regulations that are different from those of the Department of Education. We are required to post surety bonds in several states. If we fail to comply with state licensing requirements, we may lose our state licensure or authorizations. Although we believe that the only state authorization or licensure necessary for us to participate in Title IV programs is our authorization from the Minnesota Office of Higher Education, loss of authorization or licensure in other states could restrict our ability to recruit or enroll students in those states. Failure to comply with the requirements of the Minnesota Office of Higher Education could result in Capella University losing its authorization from the Minnesota Office of Higher Education, its eligibility to participate in Title IV programs or its ability to offer certain programs, any of which may force us to cease operations.

State Professional Licensure

Many states have specific requirements that an individual must satisfy in order to be licensed as a professional in a specified field. Students often seek to obtain professional licensure in their chosen fields following graduation. Their success in obtaining licensure typically depends on several factors, including the individual merits of the graduate, as well as the following, among other factors:

•	whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association;

•	whether the program from which the student graduated meets all state requirements for professional licensure; and

•	whether the institution is accredited.

Due to varying requirements for professional licensure in each state, Capella University’s catalog informs learners of the risks associated with obtaining professional licensure and more specifically states that (1) Capella University makes no representation or guarantees that completion of any educational program ensures that the learner will be able to obtain individual professional licensure or certification, and (2) that learners are solely responsible for determining and complying with state, local, or professional licensure and certification requirements.

When we learn that a state has refused to grant licensure to one of our graduates, we take one or more of the following actions. In certain instances, where we believe the state’s refusal to license one of our graduates may be incorrect, we assist learners by providing clarifying information to the state. In other cases, such as where a state will not license one of our learners because a Capella University program is not accredited by a specific third party, we convey that information to prospective learners before they enroll in such program. In all cases, we semi-annually remind our learners that they need to communicate directly with the state in which they intend to seek licensure to fully understand the licensing requirements of that state.

Nature of Federal, State and Private Financial Support for Post-Secondary Education

The federal government provides a substantial part of its support for post-secondary education through Title IV programs, in the form of grants and loans to students who can use those funds at any institution that has been certified as eligible by the Department of Education. Aid under Title IV programs is primarily awarded on the basis of financial need, generally defined as the difference between the cost of attending the institution and the amount a student can reasonably contribute to that cost. All recipients of Title IV program funds must maintain satisfactory academic progress and must also progress in a timely manner toward completion of their program of study. In addition, each school must ensure that Title IV program funds are properly accounted for and disbursed in the correct amounts to eligible learners.

Capella University learners receive loans and grants to fund their education under the following Title IV programs: (1) the Federal Family Education Loan (FFEL) program and (2) the Federal Pell Grant, or Pell, program. In 2006, approximately 71% of our revenues (calculated on a cash basis) were derived from tuition financed under Title IV programs.

1) FFEL.  Under the FFEL program, banks and other lending institutions make loans to learners. If a learner defaults on a loan, payment is guaranteed by a federally recognized guaranty agency, which is then reimbursed by the Department of Education. Students with financial need qualify for interest subsidies while in school and during grace periods. In 2006, we derived approximately 70.6% of our revenues (calculated on a cash basis) from the FFEL program.

2) Pell.  Under the Pell program, the Department of Education makes grants to students who demonstrate financial need. In 2006, we derived approximately 0.4% of our revenues (calculated on a cash basis) from the Pell program.

In addition to the programs stated above, eligible learners at Capella University may participate in several other financial aid programs or receive support from other governmental and private sources. Certain learners are eligible to receive funds from educational assistance programs administered by the U.S. Department of Veterans Affairs through the Minnesota Department of Veterans Affairs. In certain circumstances, we may assist learners in accessing alternative loan programs available to Capella University’s learners.

Alternative loans are intended to cover the difference between what the learner receives from all financial aid sources and the full cost of the learner’s education. Learners can apply to a number of different lenders for this funding at current market interest rates. Finally, many Capella University learners finance their own education or receive full or partial tuition reimbursement from their employers.

Capella University obtained Department of Education approval in 2006 to be a School as Lender (School Lender). As a School Lender, Capella University can issue FFEL loans directly to students in the same manner as banks and other financial institutions that originate FFEL loans and Capella University is subject to certain additional regulatory requirements that pertain solely to School Lenders and FFEL program lenders. As of February 28, 2007, Capella University had issued two loans in its capacity as a School Lender. Capella University does not have any immediate plans to increase the number of loans issued as a School Lender, but may choose to do so at a later date. Accordingly, for the foreseeable future, learners who receive FFEL loans will obtain such loans from FFEL program lenders other than Capella University.

On April 9, 2007, we received from the State of New York Office of the Attorney General (the “NY Attorney General”) a letter informing us of its investigation of post-secondary education institutions, financial aid officers and student loan providers regarding possible deceptive practices in the marketing of both private student loans and loans provided by such lenders under the Federal Family Education Loan (“FFEL”) program. In its April 9, 2007 letter, the NY Attorney General advised us that it is investigating past consulting work performed for Student Loan Express Inc. by Timothy Lehmann, our Director of Financial Aid, and financial aid practices of Capella University. In connection with its investigation of Mr. Lehmann and Capella University, the NY Attorney General had requested that we undertake to determine whether any other financial aid officers received any payments, whether through consulting agreements or otherwise, stock or other benefits from any other lending institutions and to provide additional information concerning our recommended lenders. Additionally on April 23, 2007, we received an inquiry from the Minnesota Attorney General (the “MN Attorney General”) regarding these matters. We are in discussions with both the NY and MN Attorneys General regarding their inquiries and possible resolution of these matters. We anticipate changes in the manner in which we interact with student loan lenders to reduce the potential for conflict of interest. However, due to the ongoing nature of the inquiries of the NY and MN Attorneys General, we cannot assure investors that we will be successful in resolving these matters with the NY and MN Attorney General or that any such resolution will not have a material and adverse effect on us or the price of our common stock.

In response to the April 9, 2007 letter from the NY Attorney General, we conducted our own internal review of these matters, including our relations with both private loan and FFEL program lenders. In order to facilitate this internal review, Mr. Lehmann was placed on paid administrative leave. Mr. Lehmann currently remains on leave, and is not involved with the on-going operations of our financial aid department.

Our internal review of our financial aid practices determined that during the 2005-2006 school year, Student Loan Xpress contracted with Mr. Lehmann for consulting services, for which he was paid approximately $12,400, including expenses. Mr. Lehmann also received less than $3,000 in honoraria ($2,000 of which has been returned) for his service as a speaker or evaluator at certain industry events. These arrangements were not approved by us, were in violation of our Code of Business Conduct, and were not previously revealed to management.

The review further determined that Mr. Lehmann received travel, lodging, meals, entertainment and gifts from Student Loan Xpress and other lenders as part of their sales and marketing initiatives. Mr. Lehmann also served on advisory boards of Student Loan Xpress and other lenders. His travel and lodging expenses in conjunction with board meetings were paid by the lenders, and he received meals, entertainment and gifts at those functions.

The internal review also determined that other Capella employees associated with the our financial aid department visited lenders and were reimbursed by the lenders for travel, lodging and meals. These employees received nominal gifts and nominal entertainment from Student Loan Xpress and other lenders.

Finally, the internal review determined that we occasionally received minimal temporary administrative services from employees of several student lenders.

The actions of the NY and MN Attorneys General came at a time of increased scrutiny of student lending practices. Other state attorneys general have also commenced inquiries of student loan practices. On May 9, 2007, the U.S. House of Representatives passed legislation that would, among other things, require that educational institutions report to the Department of Education the nature and basis of all preferred lending arrangements, disclose to students the existence of such relationships and the availability of loans from other lenders, require institutions that utilize preferred lender lists have a minimum number of lenders on such lists, require that institutions adhere to a code of conduct with respect to educational loans, prohibit gifts, compensation and incentives from lenders to colleges and universities and their employees, prohibit employees, officers or agents of institutions from participating on lender advisory committees, prohibit lenders from providing staff for institution’s call centers and financial aid offices, and ban opportunity pools of funds to be used for private educational loans to students in exchange concessions or promises made to a lender. The U.S. Senate is considering, but has not yet acted upon, similar legislation, and the legislation passed by the U.S. House of Representatives would not become law until also passed by the U.S. Senate and signed into law by the President of the United States. Accordingly, the terms of this legislation may be modified in significant respects in connection with that process from that which was passed by the U.S. House of Representatives. However, we would expect that any final legislation on these matters will require us to change the manner in which we interact with student loan lenders to reduce the potential for conflict of interest.

In connection with such pending legislation and Congressional oversight of the student loan industry, on April 19, 2007, we received a letter of inquiry from U.S. Senator Edward Kennedy, Chairman of the Senate Health, Education, Labor and Pensions Committee, related to the Committee’s oversight of the federally-guaranteed student loan program. This inquiry appears to focus primarily on the relationship between Student Loan Xpress and Mr. Lehmann. We are in the process of responding to the inquiry from Senator Kennedy’s office, and at this time cannot predict the duration, scope or outcome of this inquiry.

In addition, the U.S. Department of Education is considering regulations that would largely restrict gifts and incentives that lenders can provide to colleges, closely regulate the manner in which colleges select preferred lenders, and require greater disclosure to students about any preferred lender relationships. The Secretary of the Department of Education recently announced the formation of a Task Force on Student Loans to examine and recommend regulations pertaining to lender issues. The Task Force, which will be composed of representatives from various Department of Education officers, will focus on issues such as preferred lender lists and prohibited lender inducements.

Regulation of Federal Student Financial Aid Programs

To be eligible to participate in Title IV programs, an institution must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be licensed or authorized to offer its educational programs by the state within which it is physically located (in our case, Minnesota) and maintain institutional accreditation by a recognized accrediting agency. Capella University is currently certified to participate in Title IV programs through December 31, 2008.

The substantial amount of federal funds disbursed through Title IV programs, the large number of students and institutions participating in these programs and allegations of fraud and abuse by certain for-profit institutions have caused Congress to require the Department of Education to exercise considerable regulatory oversight over for-profit institutions of higher learning. Accrediting agencies and state education agencies also have responsibilities for overseeing compliance of institutions with Title IV program requirements. As a result, our institution is subject to extensive oversight and review. Because the Department of Education periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.

Significant factors relating to Title IV programs that could adversely affect us include the following:

Congressional Action.  Congress reauthorizes the Higher Education Act approximately every five to eight years. Congress most recently reauthorized the Higher Education Act in 1998. Because reauthorization had not yet been completed in a timely manner, Congress extended the current provisions of the Higher Education Act through June 30, 2007. Congress is in the process of reviewing the Higher Education Act for purposes of reauthorization, but it is not possible to predict with certainty when the reauthorization process will be completed. We believe that this reauthorization will likely result in numerous changes to the Higher Education Act, although we are not in a position to predict those changes. The elimination of certain Title IV programs, material changes in the requirements for participation in such programs, or the substitution of materially different programs could reduce the ability of certain learners to finance their education. If reauthorization is not completed by June 30, 2007, Congress is expected to enact legislation to further temporarily extend Title IV programs as currently authorized under the Higher Education Act for a period of months, not likely to exceed one year.

In addition, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations process. A reduction in federal funding levels of such programs could reduce the ability of certain learners to finance their education. These changes, in turn, could lead to lower enrollments at Capella University or require Capella University to increase its reliance upon alternative sources of learner financial aid. Given the significant percentage of Capella University’s revenues that are derived indirectly from Title IV programs, the loss of or a significant reduction in Title IV program funds available to Capella University’s learners could reduce its enrollment and revenue and possibly have a material adverse effect on our business. In addition, the regulations applicable to Capella University have been subject to frequent revisions, many of which have increased the level of scrutiny to which for-profit post-secondary educational institutions are subjected and have raised applicable standards. If Capella University were not to continue to comply with such regulations, such non-compliance might impair its ability to participate in Title IV programs, offer programs or continue to operate. Certain of the regulations applicable to Capella University are described below.

Distance Learning and Repeal of the “50% Rules.”   Capella University offers all of its existing degree programs via Internet-based telecommunications from Capella’s headquarters in Minneapolis, Minnesota.

Prior to passage of the Higher Education Reconciliation Act as part of the Deficit Reduction Act in 2006, the Higher Education Act generally excluded from Title IV programs institutions at which (1) more than 50% of the institution’s courses were offered via distance delivery methods, which includes online courses, or (2) 50% or more of the institution’s students were enrolled in courses delivered via correspondence methods, including online courses. Because 100% of Capella University’s courses are online courses and 100% of its learners are enrolled in online courses, the 50% Rules would have, absent the Distance Education Demonstration Program described below, precluded Capella University and its learners from participating in Title IV programs.

As part of the 1998 amendments to the Higher Education Act, the Department of Education was authorized to waive specific statutory and regulatory requirements in order to assess the viability of online educational offerings. Under the Distance Education Demonstration Program, or Demonstration Program, institutions were allowed to seek waivers of certain regulatory provisions that inhibited the offering of distance education programs, including the 50% Rules. Participation in the Demonstration Program included regular submissions of data to the Department of Education. Capella University was selected for participation in the Demonstration Program in 1999, which allowed Capella University to participate in the Title IV programs.

The 50% Rules were repealed for telecommunications courses (which include online courses) as part of the Higher Education Reconciliation Act, but remain in place for correspondence courses. The Department of Education subsequently promulgated regulations to implement the Higher Education Reconciliation Act’s provisions, including repeal of the 50% Rules. Those regulations became effective December 1, 2006. Accordingly, online institutions such as Capella University, which offer their courses exclusively through telecommunications, are no longer subject to the 50% Rules. Following passage of the Higher Education Reconciliation Act, the Department of Education also terminated the Demonstration Program effective as of June 30, 2006. Because Capella University is no longer subject to the 50% Rules, it is likewise no longer dependent on the Demonstration Program to participate in the Title IV Programs.

At least six lawsuits were filed challenging the constitutionality of the Deficit Reduction Act in general, on grounds that there exist discrepancies between non-education related provisions of the legislation passed in the House and Senate. In the event that the Deficit Reduction Act is invalidated, the 50% Rules could be reinstated, and Capella University and its learners would not be in a position to participate in Title IV programs until the 50% Rules were repealed via alternative legislative action, or until Congress reinstated the Demonstration Program or otherwise acted to permit the participation of impacted Title IV participating institutions.

Administrative Capability.  Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite “administrative capability” to participate in Title IV programs. Failure to satisfy any of the standards may lead the Department of Education to find the institution ineligible to participate in Title IV programs or to place the institution on provisional certification as a condition of its participation. To meet the administrative capability standards, an institution must, among other things:

•	comply with all applicable Title IV program regulations;

•	have capable and sufficient personnel to administer the federal student financial aid programs;

•	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

•	not have cohort default debt rates above specified levels;

•	have various procedures in place for safeguarding federal funds;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

•	refer to the Department of Education’s Office of Inspector General any credible information indicating that any applicant, student, employee or agent of the institution, has been engaged in any fraud or other illegal conduct involving Title IV programs;

•	submit in a timely manner all reports and financial statements required by the regulations; and

•	not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria or any other Department of Education regulation, the Department of Education may:

•	require the repayment of Title IV funds;

•	transfer the institution from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.

If we are found not to have satisfied the Department of Education’s “administrative capability” requirements, we could lose, or be limited in our access to, Title IV program funding.

Financial Responsibility.  The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Capella University must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the resources necessary to comply with Title IV program requirements and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for liabilities incurred in programs administered by the Department of Education.

The Department of Education evaluates institutions on an annual basis for compliance with specified financial responsibility standards utilizing a complex formula that uses line items from the institution’s audited financial statements. The standards focus on three financial ratios: (1) equity ratio (which measures the institution’s capital resources, financial viability and ability to borrow); (2) primary reserve ratio (which measures the institution’s ability to support current operations from expendable resources); and (3) net income ratio (which measures the institution’s ability to operate at a profit or within its means). An institution’s financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without the need for further federal oversight. We have applied the financial responsibility standards to our audited financial statements as of and for the years ended December 31, 2006 and 2005, and calculated a composite score of 3.0 for both years, which is the maximum score attainable. We therefore believe that we meet the Department of Education’s financial responsibility standards. If the Department of Education were to determine that we did not meet the financial responsibility standards due to a failure to meet the composite score or other factors, we could establish financial responsibility on an alternative basis by, among other things:

•	posting a letter of credit in an amount equal to at least 50% of the total Title IV program funds received by the institution during the institution’s most recently completed fiscal year;

•	posting a letter of credit in an amount equal to at least 10% of such prior year’s Title IV program funds received by us, accepting provisional certification, complying with additional Department of Education monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance funding arrangement; or

•	complying with additional Department of Education monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance funding arrangement such as the “reimbursement” system of payment or cash monitoring.

Failure to meet the Department of Education’s “financial responsibility” requirements, either because we do not meet the Department of Education’s minimum composite score to establish financial responsibility or are unable to establish financial responsibility on an alternative basis, would cause us to lose access to Title IV program funding.

Title IV Return of Funds.  Under the Department of Education’s return of funds regulations, an institution must first determine the amount of Title IV program funds that a student “earned.” If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student earned is equal to a pro rata portion of the funds for which the student would otherwise be eligible. If the student withdraws after the 60% threshold, then the student has earned 100% of the Title IV program funds. The institution must return to the appropriate Title IV programs, in a specified order, the lesser of (i) the unearned Title IV program funds and (ii) the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return the funds no later than 45 days after the date of the institution’s determination that a student withdrew. (Prior to September 8, 2006, an institution was required to return unearned funds within 30 days of the date the school made the withdrawal determination.) If such payments are not timely made, an institution may be subject to adverse action, including being required to submit a letter of credit equal to 25% of the refunds the institution should have made in its most recently completed year. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of students sampled in the institution’s annual compliance audit constitutes material non-compliance.

The “90/10 Rule.”  A requirement of the Higher Education Act, commonly referred to as the “90/10 Rule,” applies only to “proprietary institutions of higher education,” which includes Capella University. Under this rule, an institution loses its eligibility to participate in the Title IV programs, if, on a cash accounting basis, it derives more than 90% of its revenues for any fiscal year from Title IV program funds. Any institution that violates the rule becomes ineligible to participate in the Title IV programs as of the first day of the fiscal year following the fiscal year in which it exceeds 90%, and it is unable to apply to regain its eligibility until the next fiscal year. For the year ended December 31, 2006, we derived approximately 71% of our revenues (calculated on a cash basis) from Title IV program funds.

Student Loan Defaults.  Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of the Title IV programs if defaults on the repayment of federally guaranteed student loans by its students exceed certain levels. For each federal fiscal year, a rate of student defaults (known as a “cohort default rate”) is calculated for each institution with 30 or more borrowers entering repayment in a given federal fiscal year by determining the rate at which borrowers who become subject to their repayment obligation in that federal fiscal year default by the end of the following federal fiscal year. For such institutions, the Department of Education calculates a single cohort default rate for each federal fiscal year that includes in the cohort all current or former student borrowers at the institution who entered repayment on any FFEL program loan during that year.

If the Department of Education notifies an institution that its cohort default rates for each of the three most recent federal fiscal years are 25% or greater, the institution’s participation in the FFEL program and Pell program ends 30 days after the notification, unless the institution appeals in a timely manner that determination on specified grounds and according to specified procedures. In addition, an institution’s participation in the FFEL program ends 30 days after notification that its most recent cohort default rate is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification, as well as for the next two fiscal years.

If an institution’s cohort default rate equals or exceeds 25% in any single year, the institution may be placed on provisional certification status. Provisional certification does not limit an institution’s access to Title IV program funds; however, an institution with provisional status is subject to closer review by the Department of Education and may be subject to summary adverse action if it violates Title IV program requirements. Capella University’s cohort default rates on FFEL program loans for the 2004, 2003 and 2002 federal fiscal years, the three most recent years for which information is available, were 2.2%, 1.8%, and 2.8% respectively. The average cohort default rates for four-year proprietary institutions nationally were 7.3%, 6.4%, and 7.3% in fiscal years 2004, 2003 and 2002, respectively. If our default rate exceeds 40%, we may lose our eligibility to participate in some or all Title IV programs.

Incentive Compensation Rules.  As a part of an institution’s program participation agreement with the Department of Education and in accordance with the Higher Education Act, the institution may not provide any commission, bonus or other incentive payment to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity based directly or indirectly on success in securing enrollments or financial aid. Certain Department of Education regulations clarify the incentive payment rule. The regulations set forth 12 “safe harbors,” which describe payments or arrangements that do not violate the incentive payment rule. Failure to comply with the incentive compensation rules could result in loss of eligibility to participate in federal student financial aid programs or financial penalties. Although there can be no assurance that the Department of Education would not find deficiencies in Capella University’s present or former employee compensation and third-party contractual arrangements, we believe that our employee compensation and third-party contractual arrangements comply with the incentive compensation provisions of the Higher Education Act and Department of Education regulations thereunder.

Compliance Reviews.  We are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General (“OIG”), state licensing agencies, agencies that guarantee FFEL loans, the Department of Veterans Affairs and accrediting agencies. As part of the Department of Education’s ongoing monitoring of institutions’ administration of Title IV programs, The Higher Education Act and Department of Education regulations also require institutions to annually submit a compliance audit conducted by an independent certified public accountant in accordance with Government Auditing Standards and applicable audit standards of the Department of Education. In addition, to enable the Secretary of Education to make a determination of financial responsibility, institutions must annually submit audited financial statements prepared in accordance with Department of Education regulations.

The OIG is responsible for, among other things, promoting the effectiveness and integrity of the Department of Education’s programs and operations. With respect to educational institutions that participate in Title IV funding programs, the OIG conducts its work primarily through compliance audits and investigations. An OIG compliance audit typically focuses on whether an institution administers federal funds in accordance with applicable rules and regulations, whereas an investigation typically indicates a concern regarding potential fraud or abuse involving federal funds. The OIG has informed us that it is conducting a compliance audit of Capella University. The audit commenced on April 10, 2006 and since then we have been periodically providing the OIG with information, responding to follow-up inquires and facilitating site visits and access to our records. The audit has focused on Capella University’s administration of Title IV funding programs for the Title IV award years of 2002-2003, 2003-2004 and 2004-2005 (with each award year commencing on July 1st). Although the 2005-2006 Title IV award year is not specifically under audit, our discussions with OIG personnel have also covered activities during the 2005-2006 award year, and we have included that award year within the scope of our internal analysis of this matter.

Based on the field auditors’ preliminary audit exceptions, which is a preliminary list of issues regarding Capella University’s compliance with Title IV rules and requirements, and our verbal communications with the OIG audit staff, we believe that the most significant potential financial exposure from the audit pertains to repayments to the Department of Education that could be required if the OIG concludes that we did not properly calculate the amount of Title IV funds required to be returned for learners who withdrew from Capella University without providing an official notification of such withdrawal and without engaging in any academic activity prior to such withdrawal. Based on its review to date, the OIG audit staff has identified several such learners for whom it believes proper returns of Title IV funds were not made. If it is determined that we improperly withheld any portion of these funds, we would be required to return the improperly withheld funds. As part of our internal process of continuously evaluating and attempting to improve our policies and procedures, prior to the initiation of the OIG audit we had already begun modifying our policies and procedures for determining whether a learner is engaged in any academic activity. We developed these policies and procedures during Spring 2006 and fully implemented them for the financial aid year 2006-2007. For the three-year audit period, and for the 2005-2006 award year, we estimate that the total amount of Title IV funds not returned for learners who withdrew without providing official notification was less than $1.0 million, including interest, but not including fines and penalties.

The OIG field audit staff is also reviewing certain of our procedures for determining whether learners are enrolled in an eligible educational program prior to our disbursing Title IV funds to these learners. Such enrollment is a prerequisite to a learner’s receipt of Title IV funding. To date, specific inquiries by the OIG audit staff have focused on our practice of noting learners’ anticipated Title IV funding on their accounts prior to final confirmation of such enrollment, and whether we timely returned Title IV funds that could not be disbursed within required time frames to an eligible learner. While Capella University believes that its practices did not result in a disbursement of Title IV funds to ineligible learners, and that the non-disbursed Title IV funds were properly and timely returned, the OIG is still reviewing the matter.

During the course of the audit process, the OIG field audit staff have also questioned certain other matters that we presently believe, based on communications with the OIG audit staff, to be of lesser significance. Those additional matters include apparent discrepancies between our policy regarding satisfactory academic progress as set forth in the Capella University catalog and as set forth in other communications to our learners; whether we properly performed and documented student loan exit counseling for certain learners in the audit sample; and whether we properly reviewed the financial aid histories of certain learners in the audit sample.

The OIG informed us that it completed its field work in January 2007, and based on our conversations with the OIG, we believe it will issue a draft audit report for our response and comment shortly. We expect that the OIG will not issue a final report for several months thereafter. Consistent with the OIG’s normal practices, the final audit report will be made public at the time it is released to both us and to the Department of Education’s Office of Federal Student Aid (“FSA”). FSA is responsible for primary oversight of the Title IV funding programs. At this time, we expect that the OIG will ultimately identify findings of noncompliance in its final audit report, and that it will likely recommend remedial actions to FSA, including that we refund certain federal student aid funds, modify our Title IV administration procedures and pay fines or penalties. The possible effects of a finding of a regulatory violation are described below in “— Potential Effect of Regulatory Violations.”

Potential Effect of Regulatory Violations.  If Capella University fails to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including transferring Capella University to the reimbursement or cash monitoring system of payment, seeking to require repayment of certain Title IV program funds, requiring Capella University to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against Capella University, referring the matter for criminal prosecution or initiating proceedings to impose a fine or to limit, condition, suspend or terminate the participation of Capella University in Title IV programs. In addition, the agencies that guarantee FFEL loans for Capella University learners could initiate proceedings to limit, suspend or terminate Capella University’s eligibility to provide guaranteed student loans in the event of certain regulatory violations. If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment, or termination, of Capella University’s participation in Title IV programs, our enrollments, revenues and results of operations would be materially and adversely affected.

If Capella University lost its eligibility to participate in Title IV programs, or if the amount of available federal student financial aid were reduced, we would seek to arrange or provide alternative sources of revenue or financial aid for learners. Although we believe that one or more private organizations would be willing to provide financial assistance to learners attending Capella University, there is no assurance that this would be the case, and the interest rate and other terms of such financial aid might not be as favorable as those for Title IV program funds. We may be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing alternative sources of financial aid. Accordingly, the loss of eligibility of Capella University to participate in Title IV programs, or a reduction in the amount of available federal student financial aid, would be expected to have a material adverse effect on our results of operations even if we could arrange or provide alternative sources of revenue or student financial aid.

Capella University also may be subject, from time to time, to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties, such as present or former learners or employees and other members of the public.

Restrictions on Adding Educational Programs.  State requirements and accrediting agency standards may, in certain instances, limit our ability to establish additional programs. Many states require approval before institutions can add new programs under specified conditions. The Higher Learning Commission, the Minnesota Office of Higher Education, and other state educational regulatory agencies that license or authorize us and our programs, require institutions to notify them in advance of implementing new programs, and upon notification may undertake a review of the institution’s licensure, authorization or accreditation.

Generally, if an institution eligible to participate in Title IV programs adds an educational program after it has been designated as an eligible institution, the institution must apply to the Department of Education to have the additional program designated as eligible. However, a degree-granting institution is not obligated to obtain the Department of Education’s approval of additional programs that lead to an associate, bachelor’s, professional or graduate degree at the same degree level(s) previously approved by the Department of Education. Similarly, an institution is not required to obtain advance approval for new programs that both prepare learners for gainful employment in the same or related recognized occupation as an educational program that has previously been designated as an eligible program at that institution and meet certain minimum-length requirements. However, the Department of Education, as a condition of certification to participate in Title IV programs, can require prior approval of such programs or otherwise restrict the number of programs an institution may add. In the event that an institution that is required to obtain the Department of Education’s express approval for the addition of a new program fails to do so, and erroneously determines that the new educational program is eligible for Title IV program funds, the institution may be liable for repayment of Title IV program funds received by the institution or learners in connection with that program.

Eligibility and Certification Procedures.  Each institution must apply to the Department of Education for continued certification to participate in Title IV programs at least every six years, or when it undergoes a change of control, and an institution may come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location or, in certain cases, when it modifies academic credentials that it offers. The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards. The Department of Education may withdraw an institution’s provisional certification without advance notice if the Department of Education determines that the institution is not fulfilling all material requirements. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for approval to open a new location, add an educational program, acquire another school or make any other significant change.

During the period of provisional certification, the institution must comply with any additional conditions included in its program participation agreement. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified. Students attending provisionally certified institutions remain eligible to receive Title IV program funds.

School Acquisitions.  When a company, partnership or any other entity or individual acquires a school that is eligible to participate in Title IV programs, that school undergoes a change of ownership resulting in a change of control as defined by the Department of Education. Upon such a change of control, a school’s eligibility to participate in Title IV programs is generally suspended until it has applied for recertification by the Department of Education as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. The Department of Education may temporarily and provisionally certify an institution seeking approval of a change of ownership under certain circumstances while the Department of Education reviews the institution’s application. The time required for the Department of Education to act on such an application may vary substantially. The Department of Education’s recertification of an institution following a change of control will be on a provisional basis.

Change in Ownership Resulting in a Change of Control.  In addition to school acquisitions, other types of transactions can also cause a change of control. The Department of Education, most state education agencies and our accrediting agency all have standards pertaining to the change of control of schools, but these standards are not uniform. Department of Education regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation. With respect to a publicly traded corporation, Department of Education regulations provide that a change of control occurs in one of two ways: (i) if there is an event that would obligate the corporation to file a Current Report on Form 8-K with the SEC disclosing a change of control or (ii) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by the Department of Education. A significant purchase or disposition of our voting stock could be determined by the Department of Education to be a change of control under this standard. Many states include the sale of a controlling interest of common stock in the definition of a change of control requiring approval. A change of control under the definition of one of these agencies would require us to seek approval of the change in ownership and control in order to maintain our accreditation, state authorization or licensure. The requirements to obtain such approval from the states and our accrediting commission vary widely. In some cases, approval of the change of ownership and control cannot be obtained until after the transaction has occurred.

When a change of ownership resulting in a change of control occurs at a for-profit institution, the Department of Education applies a different set of financial tests to determine the financial responsibility of the institution in conjunction with its review and approval of the change of ownership. The institution is required to submit a same-day audited balance sheet reflecting the financial condition of the institution immediately following the change in ownership. The institution’s same-day balance sheet must demonstrate an acid test ratio of at least 1:1, which is calculated by adding cash and cash equivalents to current accounts receivable and dividing the sum by total current liabilities (and excluding all unsecured or uncollateralized related party receivables). In addition, the same-day balance sheet must demonstrate positive tangible net worth. If the institution does not satisfy these requirements, the Department of Education may condition its approval of the change of ownership on the institution’s agreeing to letters of credit, provisional certification, and/or additional monitoring requirements, as described in the above section on Financial Responsibility.

A change of control also could occur as a result of future transactions in which Capella Education Company or Capella University is involved. Some corporate reorganizations and some changes in the board of directors are examples of such transactions. Moreover, the potential adverse effects of a change of control could influence future decisions by us and our shareholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for shares of our common stock and could have an adverse effect on the market price of our common stock.

MANAGEMENT

Set forth below is certain information concerning our executive officers and directors:

Name	Age	Position

Stephen G. Shank	63	Chairman and Chief Executive Officer (Mr. Shank also serves as Chancellor and as a director of Capella University)
Kenneth J. Sobaski	51	President and Chief Operating Officer (Mr. Sobaski also serves as a director of Capella University)
Michael J. Offerman	59	Senior Vice President (Dr. Offerman also serves as President of Capella University)
Lois M. Martin	44	Senior Vice President and Chief Financial Officer
Paul A. Schroeder	47	Senior Vice President, Operations and Business Transformation
Reed A. Watson	48	Senior Vice President, Marketing
Scott M. Henkel	52	Vice President and Chief Information Officer
Gregory W. Thom	50	Vice President, General Counsel, and Secretary
Elizabeth M. Rausch	55	Vice President, Human Resources
Gordon A. Holmes	38	Director
S. Joshua Lewis	44	Director
Jody G. Miller	49	Director
James A. Mitchell	65	Director
Jon Q. Reynolds, Jr.	39	Director
David W. Smith	62	Director
Jeffrey W. Taylor	53	Director
Sandra E. Taylor	56	Director
Darrell R. Tukua	53	Director

Stephen G. Shank founded our company in 1991 and has been serving as our Chairman and Chief Executive Officer since that time. Mr. Shank also has been serving as Chancellor of Capella University since 2001, and as emeritus director of Capella University from 2003 to 2006. Mr. Shank is currently a voting director of Capella University. Mr. Shank served as a member of the board of directors of Capella University from 1993 through 2003. From 1979 to 1991, Mr. Shank was Chairman and Chief Executive Officer of Tonka Corporation, an NYSE-listed manufacturer of toys and games. Mr. Shank is a member of the board of directors of Tennant Company, an NYSE-listed manufacturer of cleaning solutions. Mr. Shank earned a B.A. from the University of Iowa, an M.A. from the Fletcher School, a joint program of Tufts and Harvard Universities, and a J.D. from Harvard Law School.

Kenneth J. Sobaski joined our company in February 2006 and has been serving as our President and Chief Operating Officer since that time. Mr. Sobaski was elected a member of the Capella University Board of Directors on February 23, 2007. From April 2002 to April 2005, Mr. Sobaski served as an officer and Vice President, Sales, Marketing and Business Development of Polaris Industries Inc., a publicly held manufacturer of power sports products, and from September 2001 to April 2002, he served as an officer and Vice President, Marketing and Business Development of Polaris Industries. From 1999 to 2001, he served as the President of ConAgra Grocery Brands of ConAgra Foods, Inc. Mr. Sobaski’s prior experience also includes executive marketing, general management and sales positions for a number of consumer product marketing companies, including The Pillsbury Company, The Drackett Company (a division of Bristol-Myers Squibb), Kraft Foods, Inc. and General Mills, Inc. Mr. Sobaski earned his B.A. from St. Olaf College, and an M.B.A. from Northwestern University’s Kellogg School of Management.

Dr. Michael J. Offerman joined our company in 2001 and has been serving as our Senior Vice President since that time. Dr. Offerman also has served as President of Capella University since 2001. In March 2007, we announced a new university leadership structure and a national search for a new university president. Dr. Offerman will continue to serve as President of Capella University until the national search for a new university president is successfully completed. At that time Dr. Offerman will assume the position of Vice Chairman — External University Initiatives of Capella Education Company. In his new role Dr. Offerman will continue and expand upon his recent national work with other institutions on such matters as accountability, learning outcomes transparency, and potential relationships. Dr. Offerman was also a director of Capella University from 2001 to 2006. From 1994 to 2001, Dr. Offerman served as Dean of the Division of Continuing Education at the University of Wisconsin-Extension, the University of Wisconsin’s institution dedicated to the development and delivery of continuing education and online programs. Dr. Offerman also has served on a number of national boards, including the American Council on Education, the University Continuing Education Association, and the National Technology Advisory Board. Dr. Offerman earned a B.A. from the University of Iowa, an M.S. from the University of Wisconsin-Milwaukee and an Ed.D. from Northern Illinois University.

Lois M. Martin joined our company in 2004 and has been serving as our Senior Vice President and Chief Financial Officer since that time. From 2002 to 2004, Ms. Martin served as Executive Vice President and Chief Financial Officer at World Data Products, and from 1993 to 2001, Ms. Martin served in a number of executive positions, including Senior Vice President and Chief Financial Officer, at Deluxe Corporation. Ms. Martin is a member of the board of directors of ADC, Inc., a publicly held global supplier of network infrastructure, and MTS Systems Corporation, a publicly held, global manufacturer of mechanical testing solutions. She was also a member of the board of directors of eFunds Corporation, an NYSE-listed company offering integrated information, payment and technology solutions, in 2000. From 1996 to 2001, Ms. Martin also served as Secretary/Treasurer for the Deluxe Corporation Foundation and the W.R. Hotchkiss Foundation, a provider of education and other grant funding to non-profit organizations. Ms. Martin began her career at Coopers and Lybrand (now PricewaterhouseCoopers LLP), where she earned her C.P.A. designation. Ms. Martin earned a B.A. from Augustana College.

Paul A. Schroeder became our Senior Vice President, Operations and Business Transformation in March 2007. In his new role, Mr. Schroeder is responsible for aligning and integrating the end-to-end operations of Capella in order to deliver the superior experience Capella University wants for its learners. Mr. Schroeder had been serving as a Senior Vice President of Capella University from April 2006 to February 2007, primarily responsible for the day-to-day operations of Capella University. In addition, he has been serving as a Senior Vice President of Capella Education Company since 2004. Mr. Schroeder also served as director of Capella University from 2003 to 2006. From 2004 to March 2006, Mr. Schroeder served as our Senior Vice President, Business Management, from 2003 to 2004, Mr. Schroeder served as our Senior Vice President, Business and Technology and from 2001 to 2003, Mr. Schroeder served as our Senior Vice President and Chief Financial Officer. From 1997 to 2001, Mr. Schroeder held various executive management positions, including Senior Vice President, General Manager and Chief Financial Officer, with Datacard Group, a privately held company providing hardware and software solutions to the financial card and government ID markets. From 1984 to 1997, Mr. Schroeder held a variety of financial management positions at NCR Corporation, an NYSE-listed technology systems and services company. Mr. Schroeder earned a B.A. from Haverford College and an M.B.A. from Northwestern University’s Kellogg School of Management. He also completed additional graduate work at the University of Illinois.

Reed A. Watson joined our company in June 2006 and has been serving as our Senior Vice President, Marketing since that time. Prior to joining us, he served as Vice President, Consumer Strategy & Insights for Select Comfort Corporation, a Nasdaq-listed mattress and bedding company, from 2005 to 2006, as President of Watson Management Consulting, a privately held management consulting firm, from 2002 to 2005 and as Executive Vice President — Chief Marketing Officer of SimonDelivers.com, a privately held online grocery company, from 1999 to 2001. Mr. Watson’s prior experience also includes serving in various executive positions in marketing and general management for companies including Recovery Engineering

Inc., Pillsbury Company and Kraft Foods, Inc. He earned his B.A. degree from Northwestern University and his M.B.A. from Northwestern University’s Kellogg School of Management.

Scott M. Henkel joined our company in 2004 and has been serving as our Vice President and Chief Information Officer since that time. From 1994 to 2003, Mr. Henkel served as Chief Information Officer and Vice President of Software Engineering at Datacard Group. Mr. Henkel earned a B.A. from Metropolitan State University and an M.B.A. in finance from the College of St. Thomas.

Gregory W. Thom joined our company in 2003 and has been serving as Vice President, General Counsel, and Secretary since that time. From 2002 to 2003, Mr. Thom served as Vice President, Global Sales and Distribution at Datacard Group. From 2000 to 2002, Mr. Thom served as Vice President, Government Solutions at Datacard Group. From 1994 to 2000, Mr. Thom served as Vice President, General Counsel and Secretary at Datacard Group. From 1991 to 1994, Mr. Thom was an attorney with Dorsey & Whitney LLP, a Minneapolis-based law firm. Mr. Thom earned a B.A. from Bethel College, an M.B.A. from the University of Connecticut and a J.D. from William Mitchell College of Law.

Elizabeth M. Rausch joined our company in 1999 and has been serving as our Vice President, Human Resources since 2000. From 1999 to 2000, Ms. Rausch served as our Director, Human Resources. From 1985 to 1999, Ms. Rausch served as Director and Manager of Human Resources at Marigold Foods, Inc., a regional food and dairy processing organization. Ms. Rausch earned a B.A. from the University of Minnesota and a M.S. degree from Mankato State University. Ms. Rausch has provided notice of her intention to leave Capella Education Company on or about May 31, 2007.

Gordon A. Holmes has served as a director of our company since 2000. Since 2005, Mr. Holmes has been a Managing Principal with Quadrangle Group LLC, an investment firm. Mr. Holmes has been a General Partner of several limited partnerships affiliated with Forstmann Little & Co., an investment firm. From 1998 to 2001, Mr. Holmes was an Associate at Forstmann Little & Co. Mr. Holmes earned a B.C.L. degree from University College, Dublin and an M.B.A. from the Stanford University Graduate School of Business.

S. Joshua Lewis has served as a director of our company since 2000. Since 2001, Mr. Lewis has been Managing Member and a Principal of Salmon River Capital LLC, a private equity/venture capital firm he founded. He is also a Special Partner of Insight Venture Partners, a private equity/venture capital firm. During 2000, he was a General Partner of Forstmann Little & Co., an investment firm. From 1997 to 1999, Mr. Lewis was a Managing Director of Warburg Pincus, a private equity/venture capital firm with which he was associated for over a decade. Mr. Lewis serves on several corporate, non-profit and advisory boards of directors. Mr. Lewis earned an A.B. from Princeton University and a D.Phil. from Oxford University.

Jody G. Miller has served as a director of our company since 2003. Ms. Miller serves as CEO and President of the Business Talent Group, a company matching independent business executives with interim and project-based assignments, which she founded in 2005. Ms. Miller is also a venture partner with Maveron LLC, a Seattle-based venture capital firm, a position which she has held since 2000. From 1995 to 1999, Ms. Miller held various positions at Americast, a digital video and interactive services partnership, including as Acting President and Chief Operating Officer, Executive Vice President, Senior Vice President for Operations and Consultant. From 1993 to 1995, Ms. Miller served in the White House as Special Assistant to the President with the Clinton Administration. Ms. Miller is a member of the board of directors of the National Campaign to Prevent Teenage Pregnancy, a not-for-profit program devoted to reducing teen pregnancy, and since May 2005 has been serving as a member of the board of directors of TRW Automotive Holdings Corp., an NYSE-listed global supplier of automotive components. From 2000 to 2004, Ms. Miller also served as member of the board of directors of Exide Technologies, an NYSE listed battery manufacturing company. Ms. Miller earned a B.A. from the University of Michigan and a J.D. from the University of Virginia.

James A. Mitchell has served as a director of our company since 1999. From 1993 to 1999, when he retired, Mr. Mitchell served as Executive Vice President of Marketing and Products of American Express

Company, a diversified global financial services company. From 1984 to 1993, he served as Chairman, President and CEO of IDS Life, a life insurance company and a wholly owned subsidiary of American Express. From 1982 to 1984, he served as President of the reinsurance division at CIGNA Corp., an insurance company. Mr. Mitchell is Executive Fellow — Leadership at the Center for Ethical Business Cultures, a non-profit organization assisting business leaders in creating ethical and profitable cultures, and serves as a member of the board of directors of Great Plains Energy Incorporated, an NYSE-listed diversified public utility holding company. He earned a B.A. from Princeton University.

Jon Q. Reynolds, Jr. has served as a director of our company since 2005. Since 1999, Mr. Reynolds has been a General Partner at Technology Crossover Ventures, a private equity and venture capital firm, which he joined in 1997. Mr. Reynolds earned an A.B. degree from Dartmouth College and an M.B.A. from Columbia Business School.

David W. Smith has served as a director of our company since 1998 and is currently our lead director. From 2000 to 2003, when he retired, Mr. Smith was the Chief Executive Officer of NCS Pearson, Inc. Mr. Smith is a member of the boards of directors of Plato Learning, Inc. and Scientific Learning Corporation, both of which are Nasdaq listed companies. Mr. Smith earned a B.A. and an M.A. from Southern Illinois University, as well as an M.B.A. from the University of Iowa.

Jeffrey W. Taylor has served as a director of our company since 2002. Since 2003, Mr. Taylor has been the President of Pearson, Inc., the U.S. holding company of Pearson plc. From 2000 to 2003, Mr. Taylor served as Vice President of Government Relations for Pearson, Inc. From 1994 to 2000, he served as Vice President and Chief Financial Officer of National Computer Systems, an education testing and software company. Mr. Taylor earned a B.S. from Indiana State University.

Sandra E. Taylor has served as a director of our company since 2006. Ms. Taylor serves as Senior Vice President, Corporate Social Responsibility of Starbucks Corporation, where she has been employed since 2003. Prior to joining Starbucks, Ms. Taylor served as Vice President and Director of Public Affairs for Eastman Kodak Company from 1996 until 2003. She has also held senior leadership positions with a number of other organizations, including ICI Americas Inc. and the European American Chamber of Commerce in the United States. In addition, Ms. Taylor sits on the board of several non-profit organizations, including the Center for International Private Enterprise, the Seattle Public Library Foundation, the Public Affairs Council, the National Center for Asia-Pacific Economic Cooperation, and the Women’s Leadership Board of the Kennedy School of Government at Harvard University. Ms. Taylor received a B.A. from Colorado Women’s College, and a J.D. from Boston University School of Law.

Darrell R. Tukua has served as a director of our company since 2004. From 1988 to 2003, when he retired, Mr. Tukua was a Partner with KPMG LLP, a public accounting firm he joined in 1976. Mr. Tukua is a member of the audit and budget committee of The MMIC Group, an insurance company, where he also served as a board observer from May 2004 to August 2005 and was elected to serve on the board of directors in August 2005. In addition, in 2004 Mr. Tukua was elected an advisory board member of Gate City Bank, a retail and commercial bank, and in 2005 he became a member of the board of directors and audit and compensation committees of Gate City Bank. Mr. Tukua earned a B.S. from the University of South Dakota.

Board of Directors

Our board of directors currently consists of 10 members, with each director serving a one-year term. At each annual meeting, our shareholders elect our full board of directors. Directors may be removed at any time with or without cause by the affirmative vote of the holders of a majority of the voting power then entitled to vote.

Director Independence

Our board of directors reviews at least annually the independence of each director. During these reviews, our board of directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director was independent. In August 2006, our board of directors conducted its annual review of director independence and determined that no transactions or relationships existed that would disqualify any of the individuals who then served as a director under the rules of The Nasdaq Global Market, or require disclosure under Securities and Exchange Commission rules, with the exception of Mr. Shank, who is also our Chairman and Chief Executive Officer. Based on the information provided by the directors and other information we reviewed, our board of directors concluded that none of our non-employee directors have or had any relationship with our company other than as a director or shareholder of our company. Based upon that finding, our board of directors determined that Messrs. Holmes, Lewis, Mitchell, Reynolds, Smith, Taylor and Tukua, and Ms. Miller and Ms. Taylor, are “independent.” In addition, our board of directors determined that Tony J. Christianson, who served as our director until his resignation following our initial public offering in November 2006, was “independent.”

Board Representation Agreement

We entered into a third amended and restated co-sale and board representation agreement on January 22, 2003, with certain of our shareholders, which we refer to as the board representation agreement in this prospectus. Under the board representation agreement and giving effect to any rights that have been transferred under the agreement, Forstmann VI currently has the right to designate one person for election to our board. Forstmann VI has designated Mr. Holmes for election to our board.

We and the shareholder parties have agreed to take all steps necessary to cause the nomination and election to our board of each person designated in accordance with the board representation agreement. The right to designate a director may be transferred by Forstmann VI to a transferee so long as the Forstmann VI transfers at least 50% of the capital stock held by it as of January 22, 2003, to the transferee and the transferee assumes Forstmann VI’s obligations under the agreement in writing.

After the Offering.  The director designation right of Forstmann VI will terminate upon the completion of this offering, when the Forstmann Little entities are no longer shareholders of our company.

Board Observation Rights; Inspection Rights

Class F Preferred Stock Purchase Agreement.  We entered into a Class F preferred stock purchase agreement on January 31, 2002, as amended by an exchange agreement on January 22, 2003. Under the agreement, Forstmann VII and Forstmann VIII have the right to consult and advise management on our significant business issues, including, among other things, management’s proposed annual operating plans. Our management has no obligation to follow the advice of Forstmann VII and Forstmann VIII and we will not compensate either Forstmann VII or Forstmann VIII for their advice under the agreement.

After the Offering.  The rights of Forstmann VII and Forstmann VIII under this agreement will terminate upon the completion of this offering, when the Forstmann Little entities are no longer shareholders of our company.

Class E Preferred Stock Purchase Agreement.  We entered into a Class E preferred stock purchase agreement on April 20, 2000. Pursuant to the agreement, so long as Forstmann VI holds any shares of Class E preferred stock, or shares of common stock acquired upon conversion of the Class E preferred stock, it will be entitled to designate one representative to observe our board and board committee meetings and to advise our management on significant business issues. The observation right will not apply if Forstmann VI already has a board representation right pursuant to a separate agreement. Currently, the board observation right of Forstmann VI does not apply because it has a board representation right under the board representation agreement.

After the Offering.  The rights of Forstmann VI under this agreement will terminate upon the completion of this offering, when the Forstmann Little entities are no longer shareholders of our company.

Investor Rights Agreement.  We entered into an investor rights agreement on April 20, 2000, as amended and restated on each of February 21, 2002 and January 22, 2003, with Forstmann VI, Maveron Equity Partners 2000, LP, TH Lee, Putnam Investment Trust, TCV V, L.P. and certain other investor parties. Pursuant to the agreement, so long as an investor party holds 337,230 or more shares of Class G preferred stock, or shares of common stock acquired upon conversion of the Class G preferred stock (or, in the case of Forstmann VI, so long as it owns 5% or more of our outstanding capital stock), it will have the right to visit and inspect any of our properties, to inspect our books and records and to discuss our affairs, finances, and accounts with our officers, lawyers, and accountants, except with respect to trade secrets and similar confidential information, all to such reasonable extent and at such reasonable times as such investor may reasonably request. The investor party requesting such inspection will bear the expenses associated with such inspection. Each of the investor parties named above currently has the right to visit and inspect any of our properties.

After the Offering.  The investor parties to the investor rights agreement will retain their inspection rights after the completion of this offering, except that Forstmann VI and TH Lee, Putnam Investment Trust will no longer have such rights as a result of their sales of shares in this offering.

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Minnesota law, and conducts its business through meetings of the board of directors and four standing committees: the audit committee; the compensation committee; the governance committee; and the executive committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. Our board of directors has adopted a written charter for each of the audit committee, the compensation committee, the governance committee and the executive committee. These charters are available on the Corporate Governance section of the Investor Relations page of our website (www.capellaeducation.com).

Audit Committee.  Our audit committee consists of Messrs. Tukua (chair), Holmes, Lewis and Taylor. Our audit committee is directly responsible for, among other things, the appointment, compensation, retention and oversight of our independent registered public accounting firm. The oversight includes reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the independence of the firm. Commencing with our first report on internal controls over financial reporting, the committee will be responsible for discussing the effectiveness of the internal controls over financial reporting with the firm and relevant financial management. Our board of directors has determined that each member of our audit committee is “independent,” as defined under and required by the rules of The Nasdaq Stock Market, Inc. and the federal securities laws. The board of directors has determined that each of Messrs. Tukua and Taylor qualifies as an “audit committee financial expert,” as defined under the rules of the federal securities laws.

Compensation Committee.  Our compensation committee consists of Messrs. Mitchell (chair), Holmes, Lewis, Reynolds and Smith. Our compensation committee is responsible for, among other things, recommending the compensation level of our Chief Executive Officer to the executive committee, determining the compensation levels and compensation types (including base salary, stock options, perquisites and severance) of the other members of our senior executive team and administering our stock option plans and other compensation programs. The compensation committee also recommends compensation levels for board members and approves new hire offer packages for our senior executive management.

Governance Committee.  Our governance committee consists of Ms. Miller (chair), Messrs. Reynolds, Smith and Taylor, and Ms. Taylor. Our governance committee is responsible for, among other things, assisting the board of directors in selecting new directors and committee members, evaluating the overall effectiveness of the board of directors, and reviewing developments in corporate governance compliance.

Executive Committee.  Our executive committee consists of all non-management members of our board of directors, or all of our directors except Mr. Shank, and is chaired by Mr. Smith, who is our lead director. Our executive committee is responsible for, among other things, evaluating and determining the compensation of our Chief Executive Officer, setting the agenda for meetings of our board of directors, establishing procedures for our shareholders to communicate with our board of directors and reviewing and approving our management succession plan.

Compensation Committee Interlocks and Insider Participation

During 2006, Messrs. Holmes, Lewis, Mitchell and Smith served as the members of our compensation committee. No executive officer serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has any of its executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The compensation committee of the board of directors (the “Committee,” for purposes of this Compensation Discussion and Analysis) has responsibility for establishing and overseeing our compensation program as it applies to our executive officers. The Committee is responsible for ensuring that our compensation program positions us to compete successfully for skilled executive talent in our dynamic business environment.

In this Compensation Discussion and Analysis, the individuals in the Summary Compensation Table set forth after this Compensation Discussion and Analysis are referred to as the “named executive officers.” Generally, the types of compensation and benefits provided to the named executive officers are similar to those provided to our other executive officers.

Our compensation design is influenced by the incentive compensation rules promulgated by the U.S. Department of Education. Under these rules, we may not provide any commission, bonus or other incentive payment to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity, based directly or indirectly on success in securing enrollments or awarding financial aid.

Our Philosophy

We have established our executive compensation programs to attract, motivate and retain top quality executives and managers who are able to help us achieve superior short- and long-term performance objectives.

Our compensation philosophy is based on the following principles:

•	Compensation programs should be designed to foster an innovative, high integrity and performance-oriented culture appropriate for our business strategies, values and competitive environment.

•	Compensation programs should include elements that are directly tied to creation of long-term shareholder value.

•	Executive compensation should reflect a split between base salary and variable compensation opportunity, which includes short-term and long-term incentive compensation. The amount of short-term incentive opportunity, which is based on annual performance targets, is balanced with a long-term incentive opportunity. The long-term opportunity is based on the appreciation potential of our stock option awards. We believe this balance will support strong short-term financial performance and increasing shareholder value over the long-term, measured by appreciation in our stock price.

•	General compensation arrangements, including base salary, short-term and long-term incentive opportunity, and perquisites and other compensation, should be consistent with relevant industry norms.

Compensation Determination

We benchmark our executive compensation against the for-profit education sector, along with the services industry, and the general market for all of industry. We recognize that a blended approach is necessary due to the fact that it is not possible to compare all our executive positions to comparables from one industry segment. For example, our University President position requires that we employ a highly experienced, highly educated executive with a strong academic leadership background. Therefore we are able to benchmark against the for-profit sector for that position. Other positions do not require the same industry-specific background, and we are therefore better served by benchmarking against broader information sources. Our past approach has been to use input from consulting firms to supplement information obtained and developed by members of our human resources staff.

For purposes of comparison to companies in the for-profit education sector in 2006, we reviewed the compensation practices of Apollo, Blackboard, Career Education Company, Corinthian Colleges, DeVry, eCollege, Education Management, EVCI, ITT Educational Services, Laureate, Lincoln Education Services, Strayer and Universal Technical Institute. The list of comparable companies in the for-profit education sector may change over time. For purposes of comparison to companies in the services industry and general industry, we utilize well-established executive compensation survey sources that include a representative sample of organizations with approximately $300 million in annual revenue.

In 2006, with assistance from the consulting firm Towers Perrin, the Committee benchmarked our compensation against surveys that included a specific set of companies in the for-profit education sector, service companies and companies in general industry. The Committee’s benchmarking of executive compensation included the following elements: base salary; total cash compensation, which is comprised of base salary and short-term incentive compensation; and total direct compensation, which is comprised of total cash compensation plus the value of long-term incentive compensation. This information was used by the Committee to set compensation levels for 2007.

In establishing specific executive compensation plans, levels and amounts, several of our senior executives play a role. Our Chairman and Chief Executive Officer recommends to the Committee compensation levels for all other executive officers. The Vice President of Human Resources, under the direction of the Committee and the Chairman and Chief Executive Officer, gathers information and makes recommendations to the Committee on executive compensation generally, including recommendations as to specific plans and programs. Our Senior Vice President and Chief Financial Officer provides information and recommendations to the Committee on important accounting, tax and financial matters. In the future, we intend to utilize the services of a compensation consulting firm as the primary source for gathering executive compensation information and making recommendations to the Committee.

Compensation consultants working on our executive compensation matters are selected and engaged by the Committee, based on input from senior management. Consultants providing input, information and recommendations on executive compensation matters report directly to the Committee.

In 2006, in addition to the engagement mentioned above, Towers Perrin was retained by the Committee to consult in our hiring of a President and Chief Operating Officer.

Compensation Elements

From time to time, we have entered into certain employment agreements addressing specific compensation arrangements when hiring senior executives. These are individually developed based on relevant considerations at the time of hiring. We have selectively offered signing bonuses and/or guaranteed incentive compensation for the first year of employment. Employment agreement terms have also included severance and change in control provisions. In those instances when we entered into employment agreements with senior executives, the Committee’s judgment was that such agreements were appropriate and necessary.

Our current executive compensation mix includes the following elements: base salary; short-term incentive opportunity, generally in the form of annual cash bonuses; long-term incentive opportunity in the form of stock options; and perquisites and other benefits. In contrasting between the various compensation elements, the short-term incentive opportunity is focused on annual results, and the long-term incentive opportunity is focused on periods beyond one year.

Base Salary

Base salary reflects the experience, knowledge, skills and performance record the executive brings to the position, and is influenced by market factors.

The Committee reviews executive salaries annually based on market survey data. In 2006, the Committee reviewed the salaries of our four highest paid senior executives and the General Counsel, and in 2007, the Committee reviewed the salaries of all of our officers that are subject to Section 16 of the Securities Act of 1933, except the Principal Accounting Officer. In some cases, market competitive information may be difficult to obtain due to unique duties and responsibilities of a particular position. In those instances, we consider qualitative criteria, such as education and experience requirements, skills, complexity and scope/impact of the position compared to other executive positions internally.

Individual executive base salaries are reviewed annually and may be adjusted based on individual performance, company performance and placement relative to market-adjusted ranges. The performance assessment for each executive includes an evaluation of performance against objectives established at the beginning of the year and demonstration of leadership competencies. In evaluating executive performance for purposes of merit pay adjustments, the Committee also considers overall company performance, and the performance of the functional area(s) under an executive’s scope of responsibility.

Short-Term Incentive Opportunity

The short-term incentive opportunity is provided through our cash-based management incentive plan. This is a group incentive plan and is based on the company’s overall financial performance. The level of participation for each executive in the annual incentive plan is based upon the degree to which his or her position impacts overall financial performance of the company, and also on market competitive factors. Target award opportunities are established as a percentage of the executive’s base salary, and currently range between 40% to 60% of base salary. The management incentive plan is based on targets that reward strong company financial performance and growth, year over year, and is administered to comply with Department of Education guidelines described above in this Compensation Discussion and Analysis under “Overview.”

At the beginning of each year, the Committee approves a matrix that reflects payout opportunities based on the company’s achievement of certain financial objectives. Upon completion of the fiscal year, executives receive bonus payments, if any, pursuant to the terms of the management incentive plan and the matrix approved at the beginning of the year.

In 2006, our management incentive plan provided participants an opportunity to earn between 0 and 200% of targeted incentive opportunity, depending on the degree to which the company achieved its annual performance objectives for revenue and income before income taxes, excluding the impact of stock-based compensation expense under FAS 123(R). We based 70% of the target incentive opportunity on achieving the full-year targets for revenue and income before income taxes, and 30% of the opportunity on achieving the revenue and income before income tax targets for the second half of the year. By virtue of this design, we emphasized a strong finish to the year and momentum going into 2007. The minimum thresholds for incentive payouts in 2006 were set at 93% and 85% of revenue and income before income tax objectives, respectively. Participants had the opportunity to earn a maximum payout of 200% of their targeted incentive opportunity if the company achieved 103% and 115% or more of its revenue and income before income tax objectives, respectively. Performance between the minimum and maximum levels results in prorated payments to plan participants. Our 2006 targets reflected target revenue growth over the prior year of approximately 25% and target income before income tax growth over the prior year of approximately 56%.

Income before income taxes, excluding the impact of stock-based compensation expense under FAS 123(R), is a non-GAAP financial measure. We used this measure in our 2006 management incentive plan because we believe it was the most useful measure with which to evaluate performance of our business in 2006. Stock-based compensation expense was excluded to achieve comparability with prior years, where it had similarly not been included.

In 2006, we provided to several key executives a special one-time grant of performance-based stock options in lieu of cash payouts under the management incentive plan. This design was adopted by the Committee to more closely align key management and investor interests at a critical time as we prepared to become a public company. The decision to provide this one-time stock option grant also reinforced among those executives the concept of stock ownership. In 2007, we have returned to providing an entirely cash-based management incentive plan for all participants.

Based on our performance against full year 2006 and second half 2006 revenue and income before income tax targets as described above, participants in the management incentive plan earned 74.5% of the targeted incentive opportunity in 2006.

In 2007, our financial metrics for full-year revenue and operating income, including the impact of stock-based compensation expense under FAS 123(R) (as opposed to the income before income tax metric used in 2006) will comprise 90% of the targeted incentive opportunity, and a learner satisfaction component will comprise 10% of the targeted opportunity. The revenue and operating income metrics are weighted equally in 2007, so each metric comprises a total of 50% of the financial metric component of the targeted opportunity; however, if performance exceeds target, then revenue will comprise 75% and operating income will comprise 25% of the financial metric component. We believe that focusing operating management on operating income (rather than income before income taxes) ensures better alignment between company performance and our objective to create shareholder value by focusing management’s attention on metrics that management is better able to control. The new learner satisfaction component is measured using a survey instrument that measures learner satisfaction over the course of the year against a pre-established baseline.

For participants to earn a payout under the 2007 plan, the company must achieve a minimum of 93% of its revenue objective and a minimum of 95% of its operating income objective. A maximum payout can be achieved if the company achieves at least 101.4% of its revenue and operating income objectives. Performance between minimum and maximum levels results in prorated payments to plan participants. Payouts under the 2007 management incentive plan will range between 0% and 190% of target incentive. A plan participant achieves a 190% maximum payout if the company performs at the 200% payout level for both financial metrics, and the company performs at the 100% payout level on the learner satisfaction metric (90% * 2 + 10% = 190%).

Shown below is a summary of the 2007 management incentive plan matrix.

Payout Level as a Percentage of
Level of Achievement	Applicable Metric Target

Revenue(1)
93.0%	45%
100.0%	150%
101.4%	200%

Operating Income
95.0%	85%
100.0%	150%
101.4%	200%

Learner satisfaction measure	Ranges from 0% to 100%

(1)	Achievement of operating income of at least 95% of the target is required as a condition to any payout for revenue performance.

The Committee believes this 2007 plan design will result in the alignment of incentive opportunity with shareholder value creation. We set our 2007 plan objectives such that they represent revenue growth of 18% to 22%, and operating income growth of 25% to 30%, in both cases above industry averages as projected by for-profit, post-secondary industry research analysts over the three- to five-year time horizon. The Committee believes that the revenue and operating income targets upon which the 2007 plan are built are aggressive but achievable. Over the last three years ending in 2006, our payout level has been between 60% and 80% of target.

In making its annual determination of minimum, target and maximum payout levels under the management incentive plan, the Committee may consider any specific and unusual circumstances facing us during the upcoming year. Generally, the Committee sets the minimum, target and maximum levels within the ranges described above such that the relative difficulty of achieving target level performance is consistent from year to year.

In hiring key executives, it has been in the past and may be in the future necessary to guarantee payout under the management incentive plan at a specified level in the first year of employment. This is situational, at the discretion of the Committee, and is not intended to be ongoing in nature.

Long-Term Incentive Opportunity

The long-term incentive opportunity for executives is provided through the use of stock options. Options have historically been granted with a four-year vesting schedule. We have on occasion granted options with shorter vesting schedules, including grants to our Chairman and Chief Executive Officer in 2006 and 2005, when we used two-year and three-year vesting schedules, respectively. We used those vesting schedules in order to afford our Chief Executive Officer additional flexibility, in recognition of our publicly disclosed succession planning objectives.

Options are granted to executives at the time of hire, and are typically granted annually thereafter once the executive has completed two years of service. The Committee relies on market survey information to help determine the size of new hire and annual stock option awards. Additionally, the Committee utilizes a formula that takes into account base compensation, position level and the fair market value of the company’s common stock (applying the Black-Scholes model) to determine the size of the award. The Committee has discretion as to actual award size based on individual performance factors.

By way of example, if an executive’s base salary was $200,000 and target incentive percentage based on her position level was 60%, her target annual long-term opportunity would be $120,000. We would then divide $120,000 by the Black-Scholes value of the stock option based on the fair market value of the company’s stock at the time of grant (using a Black-Scholes value of $12.00, for purposes of this example), resulting in an award of 10,000 stock options.

At this time, stock options are the only form of long-term incentive compensation used by the company. Target awards are 65% for the Chairman and Chief Executive Officer and 60% for the other named executive officers.

The Committee is considering alternative forms of long-term incentive compensation, primarily equity-based, for future long-term incentive awards. Our 2005 Stock Incentive Plan provides the Committee flexibility in that regard, allowing for various award types, including restricted stock, stock appreciation rights and performance shares.

Perquisites and Other Compensation

Employee benefits offered to key executives are designed to meet current and future health and security needs for the executives and their families. Executive benefits are the same as those offered to all employees, except that medical insurance premiums are paid in full by the company for the named executive officers enrolled in our medical benefit plan. The employee benefits offered to all eligible employees include medical, dental and life insurance benefits, short-term disability pay, long-term disability insurance, flexible spending accounts for medical expense reimbursements, a 401K retirement savings plan that includes a partial company match, and an Employee Stock Ownership Plan (ESOP). In addition, named executive officers are eligible to participate in our Senior Executive Severance Plan, and all executives receive certain retirement benefits.

The 401K retirement savings plan is a defined contribution plan under Section 401(a) of the Internal Revenue Code. Employees may make pre-tax contributions into the plan, expressed as a percentage of compensation, up to prescribed IRS annual limits. We provide an employer matching contribution. Through June 30, 2006, we matched 50% of the first 4% of employee pay contributed. As of July 1, 2006, we increased our matching contribution to 100% on the first 2% of employee pay contributed, and 50% on the next 4% of employee pay contributed.

Employee compensation for 2006 included company-funded ESOP contributions of approximately 1% of eligible employee compensation, which for 2006 was compensation earned during the period January 1, 2006 through June 30, 2006. Our ESOP retirement plan is a defined contribution plan, under which we may make a discretionary contribution of between 0% and 3% of eligible employee compensation per plan year. To receive a contribution in a given year, an employee must meet service requirements as to hours worked and dates of active employment. In addition, the plan includes a three-year vesting schedule. The ESOP holds shares of our common stock in an employee’s account through a retirement plan trust.

In 2006, following a review of external sources by our human resources organization, the Committee adopted a Senior Executive Severance Plan, which applies to our named executive officers and certain other senior executive officers. The plan provides severance benefits upon the occurrence of certain triggering events. The Committee believes that such a plan is necessary to attract and retain key executives in the company’s competitive employment market. Our Senior Executive Severance Plan pays additional benefits to most executives covered thereunder in the event of a change in control followed by an involuntary termination or termination for good reason. The Committee chose this “double trigger” design because it believed such design to be most consistent with current industry practice.

Upon retirement, each executive officer is entitled to medical, dental and life insurance plan continuation for 18 months under the federal and state COBRA provisions at his or her election. In addition, the executive is entitled to elect to receive distributions from our ESOP and the 401K retirement plans, under the terms of those plans. Under our 1993 and 1999 Stock Option Plans, any vested but unexercised stock options may be exercised for a period of 60 days and three months, respectively, after retirement. Under our 2005 Stock Incentive Plan, vested but unexercised stock options may be exercised for up to one year after retirement.

Policies And Practices

Grants of Equity Awards.  Prior to our initial public offering in 2006, we adopted a policy related to all grants of equity awards to ensure the most appropriate method, timing and delivery of equity awards. Under this policy, no grants shall occur on a date when our insider trading window is closed, which includes the period beginning the first day of the third month of a quarter, and continuing through the second trading day after a release of earnings, in addition to other times throughout the year when we may be aware of material, non-public information. Grants may be approved by the Committee during closed window periods; however, the grant date will be the first trading day after the trading window opens. This policy helps ensure that option grants are made at a time when any material information that may affect our stock price has been provided to the market and, therefore, the exercise price or value of the award reflects the fair value of our stock based on all relevant information.

Promotional and other discretionary grants may be approved by the Committee during closed window periods; however, the grant date will be the first trading day after the trading window opens. The full board of directors must approve all equity awards to non-employee directors. The Committee has delegated authority to the Chief Executive Officer to award equity grants to employees who are not executive officers in connection with their commencement of employment, subject to guidelines established by the Committee as to position level and award size, and subject to a quarterly maximum number of shares.

We set the exercise price of the option award based on the closing price of our common stock on the date of grant.

Equity Terms and Conditions.  In 2006, we determined that the term of our stock options should not exceed seven years, which was shorter than the ten-year term used for prior option grants. This decision was based on a review of common practices among public companies in our industry. In 2006, we also adopted a practice of issuing only non-qualified stock options. This decision also considered common practice in the public company market. Vesting schedules for option awards are generally four years, at 25% per year. We believe this schedule reinforces performance over the long term, which will ultimately be reflected in the stock price.

Stock Ownership Guidelines.  During 2006, there were no stock ownership guidelines applicable to our executive officers. In February 2007, our board of directors adopted the following stock ownership guidelines for our officers:

Officer	Share Value (Current Market Value)

Chief Executive Officer	Four times annual salary
Chief Operating Officer	Three times annual salary
Senior Vice Presidents	Two times annual salary
Vice Presidents(1)	One times annual salary

(1)	These stock ownership guidelines only apply to Vice Presidents, except for our Principal Accounting Officer, who have been identified as “officers” for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

The stock ownership guidelines can be met through holding shares (including ESOP shares), in-the-money vested stock options, or a combination of the two. In addition, the stock ownership guidelines also set guidelines for the amount of stock that may be sold in any one quarter by any persons with the title “vice president” or higher — these guidelines, as a percent of vested stock holdings are as follows: 15% for the chief executive officer, chief operating officer and chief financial officer; 20% for senior vice presidents (other than the chief financial officer); and 50% for vice presidents. Lastly, our insider trading policy prohibits executives from engaging in margin loans or otherwise pledging their shares.

Accounting and Tax Impact of Executive Compensation Programs.  We will consider Internal Revenue Code Section 162(m) as we establish compensation plans in the future. For 2006, the stock options granted to our named executive officers in connection with our 2006 management incentive plan were structured as “performance-based compensation” in a manner similar to that which would be required to satisfy the conditions of Section 162(m). However, for 2006, we intend to rely on an exemption from Section 162(m) for plans adopted prior to the time a company becomes a public company. This transition exemption for our equity compensation plans will no longer be available to us after the date of our annual meeting that occurs after the third calendar year following the year of our initial public offering, or if we materially modify the plan earlier. We will continue to consider the implication of the limits on deductibility of compensation in excess of $1 million as we design our compensation programs. As previously explained, we modified other terms of our stock options in 2006 by reducing the term of awards to seven years and granting non-qualified stock options. Both of these modifications provided positive tax and accounting impacts.

Summary Compensation Table

The following table shows, for our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers of our company, together referred to as our named executive officers, information concerning compensation earned for services in all capacities during the fiscal year ended December 31, 2006.

						All Other
		Salary	Bonus	Option Awards		Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)		($)(3)	($)

Stephen G. Shank	2006	410,385	—	776,848	(4)	6,435	1,193,668
Chairman and Chief Executive Officer
Kenneth J. Sobaski	2006	338,462	228,767	354,824		6,398	928,451
President and Chief Operating Officer
Lois M. Martin	2006	277,923	—	511,512		8,052	797,487
Senior Vice President and Chief Financial Officer
Paul A. Schroeder	2006	272,923	—	305,283		4,797	583,003
Senior Vice President and University Senior Vice President(5)
Michael J. Offerman	2006	272,923	—	304,746		5,731	583,400
Senior Vice President and University President(6)

(1)	Includes $60,000 signing bonus per the terms of Mr. Sobaski’s offer of employment letter. Also includes a guaranteed incentive of $168,767. The guaranteed incentive applies only to his first year of employment. We guaranteed his incentive award at 100% of his target incentive opportunity, which was 50% of his base salary. For others, see table under “Grants of Plan Based Awards in 2006” below.

(2)	Valuation of awards based on the compensation cost we recognized during 2006 for financial statement purposes under FAS 123(R) for option awards granted in 2006 and prior years utilizing assumptions discussed in Note 12 to our financial statements for the fiscal year ended December 31, 2006, but disregarding the estimate of forfeitures related to service based vesting. This includes a special grant of performance based options granted in lieu of cash incentive for 2006 for all named executive officers except for Mr. Sobaski.

(3)	Represents the value of shares of our common stock contributed to the named executive officers’ accounts in our Employee Stock Ownership Plan (ESOP), including the shares connected with the special distribution paid to the ESOP related to certain unvested ESOP shares following our initial public offering in November 2006, our matching contribution to the 401(k) plan accounts of the named executive officers, and the premiums we paid for group term life insurance on behalf of the named executive officers.

•	For Mr. Shank, includes a 2006 contribution into his ESOP account of approximately 45 shares having a value of $1,100; 401(k) matching contribution to his account of $4,400; and life insurance premiums paid on his behalf in the amount of $935.

•	For Mr. Sobaski, includes a 2006 contribution into his ESOP account of approximately 45 shares having a value of $1,100; 401(k) matching contribution to his account of $4,538; and life insurance premiums paid on his behalf of $760.

•	For Ms. Martin, includes a 2006 contribution into her ESOP account, related to the unvested portion of her ESOP shares, of approximately 79 shares having a value of $1,932 in connection with the special distribution; a 2006 contribution into her ESOP account of approximately 45 shares having a value of $1,100; 401(k) matching contribution of $4,460; and life insurance premiums paid on her behalf of $560.

•	For Mr. Schroeder, includes a 2006 contribution into his ESOP account of approximately 45 shares having a value of $1,100; 401(k) matching contribution of $3,075; and life insurance premiums paid on his behalf of $622.

•	For Dr. Offerman, includes a 2006 contribution into his ESOP account of approximately 45 shares having a value of $1,100; 401(k) matching contribution of $4,009; and life insurance premiums paid on his behalf of $622.

(4)	Includes $28,151 incremental fair value related to corrective actions taken in 2006 with respect to awards of stock options originally granted on (i) October 24, 2000, for the purchase of 28,070 shares, and (ii) August 26, 2002 for the purchase of 17,078 shares. See “— Explanation of Option Award Corrective Actions for Mr. Shank” below.

(5)	Effective March 1, 2007, Mr. Schroeder’s title changed to “Senior Vice President of Operations and Business Transformation.”

(6)	On March 1, 2007, we announced that Dr. Offerman’s titles will change to “Vice Chairman — External University Initiatives and University President Emeritus.”

Grants of Plan-Based Awards in 2006

The following table sets forth certain information concerning plan-based awards granted to the named executive officers during the fiscal year ended December 31, 2006.

				Estimated		All Other
		Estimated Possible		Possible		Option
		Payouts Under		Payouts		Awards:			Grant Date
		Non-Equity		Under Equity		Number of		Exercise or	Fair Value of
		Incentive Plan		Incentive Plan		Securities		Base Price	Stock and
		Awards		Awards		Underlying		of Option	Option
	Grant	Target	Maximum	Threshold	Target	Options		Awards	Awards
Name	Date	($)(1)	($)(2)	(#)(3)	(#)(4)	(#)		($/Sh)	($)

Stephen G. Shank	2/14/2006	—	246,231	2,257	75,235			20.00	460,798
	8/2/2006					29,461	(5)	20.00	253,506
									28,151	(8)
Kenneth J. Sobaski	2/27/2006					165,000	(6)	20.00	1,687,439
Lois M. Martin	2/14/2006	—	111,169	1,019	33,981			20.00	208,128
	8/2/2006					18,416	(7)	20.00	167,521
Paul A. Schroeder	2/14/2006	—	109,169	1,001	33,354			20.00	204,289
	8/2/2006					18,086	(7)	20.00	164,519
Michael J. Offerman	2/14/2006	—	109,169	1,001	33,354			20.00	204,289
	8/2/2006					18,086	(7)	20.00	164,519

(1)	A special performance-based stock option grant was made to Mr. Shank, Ms. Martin, Mr. Schroeder, and Mr. Offerman in lieu of the opportunity to receive a cash payout under our Management Incentive Plan for 2006. The grant applied up to 100% of the target payout, based on the achievement of actual revenue and income before income taxes, excluding the impact of stock-based compensation expense under FAS 123(R), compared to our performance targets for revenue and income before income taxes, excluding the impact of stock-based compensation expense under FAS 123(R). If we would have exceeded our 2006 performance targets for revenue and income before income taxes, excluding the impact of stock-based compensation expense under FAS 123(R), the excess over 100% would have been paid in cash. These performance-based stock options vested on December 31, 2006 at a level of 74.5%, based on our achievement level compared to performance targets.

(2)	Reflects the maximum cash incentive payout possible under the Management Incentive Plan for 2006, for achievement in excess of 100% of target and up to the maximum, which was 200% of target incentive opportunity. Based on actual achievement, a payout above target did not occur for 2006.

(3)	Reflects the number of shares of common stock underlying options that would have vested at the threshold payout level. The threshold amount was determined according to the 2006 Management Incentive Plan payout scale, which provided that 3% of the target incentive would be earned if we achieved at least 93% and 85% of our 2006 plan for revenue and income before income taxes, excluding the impact of stock-based compensation expense under FAS 123(R), respectively.

(4)	Reflects the number of shares of common stock underlying options that would have vested at the target level of performance under the 2006 Management Incentive Plan. This is also the maximum number of shares of common stock underlying options that could have vested under the 2006 Management Incentive Plan, because any incentive paid for achievement in excess of 100% of target would have been paid in cash. The performance-based stock options vested at a level of 74.5% of target, which resulted in the named executive officers vesting in the following number of options: Mr. Shank — 56,050; Ms. Martin — 25,316, Mr. Schroeder — 24,849; and Dr. Offerman — 24,849. The exercise price and grant date fair value of these awards are reported in the table above in the row corresponding to the award of the performance-based options.

(5)	Reflects stock options granted under our annual executive grant program. These vest and become exercisable in 50% increments on each annual anniversary of the date of grant.

(6)	Mr. Sobaski received options to purchase 165,000 shares of common stock as a part of his new hire compensation package. These options vest and become exercisable in 25% increments on each annual anniversary of the date of grant.

(7)	Reflects stock options granted under our annual executive grant program. These vest and become exercisable in 25% increments on each annual anniversary of the date of grant.

(8)	Reflects the incremental fair value related to corrective actions taken on March 22, 2006 with respect to awards of stock options originally granted on (i) October 24, 2000, for the purchase of 28,070 shares, and (ii) August 26, 2002 for the purchase of 17,078 shares. See “— Explanation of Option Award Corrective Actions for Mr. Shank” below.

Determination of Fair Market Value for Option Awards of Common Stock

In determining the exercise price for stock option grant awards, under our 2005 Stock Incentive Plan, options must be granted at an exercise price not less than the fair market value of our common stock at the close of business on the grant date. Prior to our initial public offering in November 2006, the valuation used to determine the fair market value of our common stock at each grant date was performed internally and contemporaneously with the issuance of the options. The options expire on the date determined by the board of directors but may not extend more than ten years from the grant date for options granted prior to August 2, 2006. On August 2, 2006, the board of directors approved a change to our stock option policy to shorten the contractual term from ten years to seven years for future grants. The options generally become exercisable over a four-year period. Canceled options become available for re-issuance under the 2005 Plan. We have also issued stock options under two discontinued plans (the 1993 and 1999 Plans). Stock options issued pursuant to the 1993 and 1999 Plans are still outstanding, however, unexercised options that are canceled upon termination of employment are not available for re-issuance.

Explanation of Option Award Corrective Actions for Mr. Shank

The Option Awards column in the Summary Compensation Table includes the incremental fair market value for two corrective actions approved by our board of directors, related to options previously issued to Mr. Shank. On two different dates, October 24, 2000, and August 26, 2002, we issued an option to purchase 28,070 and 17,078 shares of our common stock, respectively, to Mr. Shank. The term of the October 24, 2000 option award, and the vesting schedule of the August 26, 2002 option award were communicated to Mr. Shank in two forms which were found to be in conflict. This had the result of modifying the agreements. As a result, the board of directors approved an extension on March 22, 2006, to the term of the October 24, 2000 option to ten years from original grant date, and approved a corrected vesting schedule for the August 26, 2002 award. We recognized the incremental compensation expense associated with these corrections in 2006.

Employment Agreement Provisions

The following provisions for individual employment agreements are applicable to understanding the tables. On February 27, 2006, we entered into a letter agreement with Kenneth J. Sobaski, pursuant to which Mr. Sobaski agreed to serve as President and Chief Operating Officer. Pursuant to the terms of the letter agreement, Mr. Sobaski received, among other things, (1) a signing bonus of $60,000, payable in 2006, (2) an initial annual base salary of $400,000, (3) an annual incentive compensation award targeted at 50% of his base salary (which is guaranteed for his first year of employment, and the amount shown in the bonus column of the Summary Compensation Table reflects the guaranteed 50% level, as applied to his actual base salary earnings in 2006), and (4) options to purchase 165,000 shares of our common stock at an exercise price of $20.00 per share, 41,250 of which have vested or will vest on each of February 27, 2007, 2008, 2009 and 2010, subject to acceleration in certain situations.

On October 25, 2004 we entered into a letter agreement with Lois M. Martin, pursuant to which Ms. Martin agreed to serve as our Senior Vice President and Chief Financial Officer. Pursuant to the terms of the letter agreement, Ms. Martin received, among other things, (1) an annual incentive compensation award targeted at 40% of her annual base salary, and (2) an option to purchase 100,000 shares of our common stock at an exercise price of $20.00 per share, of which 50,000 have vested and 25,000 of which will vest on each of November 15, 2007 and 2008, subject to acceleration in certain situations.

On March 9, 2001, we entered into a letter agreement with Paul A. Schroeder, pursuant to which Mr. Schroeder agreed to serve as our Senior Vice President and Chief Financial Officer. On May 30, 2006, Mr. Schroeder’s agreement was amended. Under the terms of the amended agreement, as further amended in August, 2006, Mr. Schroeder served as Senior Vice President of both Capella Education Company and Capella University. Effective March 1, 2007, Mr. Schroeder’s title changed to Senior Vice President of Operations and Business Transformation for Capella Education Company, and he no longer serves as Senior Vice President for Capella University. He continues to receive his current base salary of $274,000, and continues his eligibility in our annual incentive compensation plan at a target bonus level of 40% of his annual base salary. In the event that Mr. Schroeder remains an employee of the company as of June 1, 2007, the letter agreement terminates.

On April 17, 2001, we entered into a letter agreement with Michael Offerman, pursuant to which Dr. Offerman agreed to serve as our Senior Vice President, and President and Chief Executive Officer of Capella University. The agreement was amended on November 10, 2003, and again on May 30, 2006. Pursuant to the terms of the amended agreements, as further amended in August, 2006, Dr. Offerman now serves as our Senior Vice President and President of Capella University. On March 1, 2007, we announced that Dr. Offerman’s will become the Vice Chairman — External University Initiatives for Capella Education Company and University President Emeritus for Capella University. He continues to receive his annual base salary of $274,000, and continues his eligibility in our annual incentive compensation plan at a target bonus level of 40% of his annual base salary. In the event that Dr. Offerman remains an employee of the company as of June 1, 2007, the letter agreement terminates.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table sets forth certain information concerning equity awards outstanding to the named executive officers at December 31, 2006.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying	Option
	Unexercised Options	Unexercised Options	Exercise	Option
	(#)	(#)	Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

Stephen G. Shank	56,050	—	20.00	2/14/2016	(1)
	9,008	17,963	20.00	8/12/2015	(2)
	12,808	7,165	17.72	7/28/2014	(3)
	7,577	2,526	11.92	10/22/2013	(4)
	—	29,461	20.00	8/1/2013	(5)
	25,592	—	11.71	8/26/2012	(6)
	17,078	—	11.71	8/25/2012	(7)
	33,254	—	14.25	7/25/2011	(8)
	32,816	—	14.25	10/23/2010	(9)
	—	5,643	19.49	7/28/2009	(10)
	25,167	8,389	13.11	10/22/2008	(11)
Kenneth J. Sobaski	—	165,000	20.00	2/26/2016	(12)
Lois M. Martin	25,316	—	20.00	2/14/2016	(13)
	4,123	12,371	20.00	8/11/2015	(14)
	50,000	50,000	20.00	10/26/2014	(15)
	—	18,416	20.00	8/1/2013	(16)
Paul A. Schroeder	24,849	—	20.00	2/14/2016	(17)
	4,139	12,417	20.00	8/11/2015	(18)
	7,606	7,605	17.72	7/28/2014	(19)
	15,487	5,164	11.92	10/22/2013	(20)
	—	18,086	20.00	8/1/2013	(21)
	100,000	—	14.25	4/8/2011	(22)
Michael J. Offerman	24,849	—	20.00	2/14/2016	(23)
	4,139	12,417	20.00	8/11/2015	(24)
	7,606	7,605	17.72	7/28/2014	(25)
	15,140	5,046	11.92	10/22/2013	(26)
	—	18,086	20.00	8/1/2013	(27)
	75,000	—	14.25	7/25/2011	(28)

(1)	Stock option granted on February 14, 2006 for 56,050 shares vested on December 31, 2006. This reflects 74.5% vesting level achieved of total target options under special one-time performance based stock option grant in 2006.

(2)	Stock option granted on August 12, 2005 for 26,971 shares vests and becomes exercisable in 33 1/3% increments on each yearly anniversary of the date of grant.

(3)	Stock option granted on July 28, 2004 for 19,973 shares vests and becomes exercisable in 32.1% increments on the first three yearly anniversaries of the date of grant, and 3.7% on the fourth anniversary of the date of grant.

(4)	Stock option granted on October 23, 2003 for 10,103 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(5)	Stock option granted on August 2, 2006 for 29,461 shares vests and becomes exercisable in 50% increments on each yearly anniversary of the date of grant.

(6)	Stock option granted on August 26, 2002 for 25,592 shares vests and becomes exercisable in 41.7% increments on the first two yearly anniversaries of the date of grant, and 8.3% on the third and fourth anniversaries of the date of grant.

(7)	Stock option granted on August 26, 2002 for 17,078 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(8)	Stock option granted on July 26, 2001 for 33,254 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(9)	Stock options granted on October 24, 2000 for 32,816 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(10)	Stock option granted on July 28, 2004 for 5,643 shares vests and becomes exercisable in full on July 28, 2008

(11)	Stock option granted on October 23, 2003 for 33,556 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(12)	Stock option granted on February 27, 2006 for 165,000 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(13)	Stock option granted on February 14, 2006 for 25,316 shares vested on December 31, 2006. This reflects 74.5% vesting level achieved of total target options under special one-time performance based stock option grant in 2006.

(14)	Stock option granted on August 12, 2005 for 16,494 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(15)	Stock option granted on October 27, 2004 for 100,000 shares vests and becomes exercisable in 25% increments on November 15 of each year over a four year period.

(16)	Stock option granted on August 2, 2006 for 18,416 shares vests and becomes exercisable in 25% increments on each of the yearly anniversary of the date of grant.

(17)	Stock option granted on February 14, 2006 for 24,849 shares vested on December 31, 2006. This reflects 74.5% vesting level achieved of total target options under special one-time performance based stock option grant in 2006.

(18)	Stock option granted on August 12, 2005 for 16,556 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(19)	Stock option granted on July 28, 2004 for 15,211 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(20)	Stock option granted on October 23, 2003 for 20,651 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(21)	Stock option granted on August 2, 2006 for 18,086 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(22)	Stock option granted on April 26, 2001 for 100,000 shares vests and becomes exercisable in 25% increments on April 8 of each year over a four year period.

(23)	Stock option granted on February 14, 2006 for 24,849 shares vested on December 31, 2006. This reflects 74.5% vesting level achieved of total target options under special one-time performance based stock option grant in 2006.

(24)	Stock option granted on August 12, 2005 for 16,556 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(25)	Stock option granted on July 28, 2004 for 15,211 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(26)	Stock option granted on October 23, 2003 for 20,186 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(27)	Stock option granted on August 2, 2006 for 18,086 shares vests and becomes exercisable in 25% increments on each yearly anniversary of the date of grant.

(28)	Stock option granted on July 26, 2001 for 75,000 shares vests and becomes exercisable in 25% increments on June 11 of each year over a four year period.

Potential Payments Upon Termination or Change-in-Control

On September 11, 2006, we established the Capella Education Company Senior Executive Severance Plan, referred to as the Senior Executive Severance Plan, to provide severance pay and other benefits to certain eligible employees. To be eligible for the Senior Executive Severance Plan, the employee must: (1) be designated as a participant in writing by our Chief Executive Officer, (2) be in a select group of management or highly compensated employees within the meaning of the Employee Retirement Income Security Act of 1974, (3) have completed 90 days of service with us from the most recent date of hire, (4) have their employment terminated under certain circumstances, (5) not be a participant in the Executive Severance Plan and (6) execute a release. The release contains non-competition and non-solicitation provisions that apply for a period of twelve months post-termination of employment, and confidentiality provisions that apply indefinitely following termination of employment. Currently, the participants in the Senior Executive Severance Plan include our Chief Executive Officer and Chairman of the Board of Directors, senior vice president level employees and vice president level employees, including all of the named executive officers in the Summary Compensation Table.

Under the Senior Executive Severance Plan, a qualifying severance event occurs if, unrelated to a change-in-control, there is an involuntary termination other than for cause. A qualifying event also occurs in the event there is a change-in-control, and there is a voluntary termination of employment for good reason or an involuntary termination other than for cause, within 24 months following the change-in-control. Participants who experience a qualifying severance event will be eligible to receive severance benefits, based on their termination event, including severance pay ranging from twelve to 24 months, outplacement assistance, and continuation coverage under certain employee benefit plans for up to 18 months (subject to adjustment, alternative or previous severance benefits). For employee benefit plan continuation, the departed employee must pay the employee portion of applicable premiums during the continuation period, just as he/she would have paid during his/her employment. Severance payments are made bi-weekly in accordance with our standard payroll practices. In change-in-control situations involving a qualifying termination within twenty-four months of the change-in-control event, a participant (except the Chief Executive Officer) may also be eligible to receive payment of 200% of any targeted bonus for the year of termination; the Chief Executive Officer may be eligible to receive payment of 80% of any targeted bonus for the year of termination. We have also provided specific severance benefits to certain of our executives under such executives’ employment agreements, which are described below. The Senior Executive Severance Plan provides that any employment agreement that specifically provides for the payment of severance benefits will remain in full force and effect and that any payments due under the Senior Executive Severance Plan will be reduced or offset by any similar amounts payable due to termination under an employment agreement.

Our board of directors, Chief Executive Officer, or any other individual or committee to whom such authority has been delegated may amend or terminate the Senior Executive Severance Plan (the “Plan”). The Plan cannot be amended to reduce benefits or alter Plan terms, except as may be required by law, for a period of 24 months following a change-in-control, as defined in the Plan. In addition, the Plan provides that any amendment to the Plan, or termination of the Plan, adopted within six months prior to a change in control will become null and void upon the change-in-control event. The Senior Executive Severance Plan will terminate immediately upon our filing for relief in bankruptcy or on such date as an order for relief in bankruptcy is entered against us.

For purposes of the Senior Executive Severance Plan, certain terms are defined as follows:

•	“Cause” means (1) employee’s commission of a crime or other act that could materially damage our reputation; (2) employee’s theft, misappropriation, or embezzlement of our property; (3) employee’s falsification of records maintained by us; (4) employee’s failure substantially to comply with our written policies and procedures as they may be published or revised from time to; (5) employee’s misconduct directed toward learners, employees, or adjunct faculty; or (6) employee’s failure substantially to perform the material duties of employee’s employment, which failure is not cured within 30 days after written notice from us specifying the act of non-performance.

•	“Good Reason” means (1) the demotion or reduction of the executive’s job responsibilities upon a Change-in-Control; (2) executive’s total targeted compensation is decreased by more than ten percent in a twelve month period; or (3) a reassignment of executive’s principal place of work, without their consent, to a location more than 50 miles from their principal place of work upon a Change-in-Control. To be eligible for benefits, the executive must terminate employment for Good Reason within 24 months after the date of the qualified Change-in-Control. In addition, the executive must have provided written notice to us of the asserted Good Reason not later than 30 days after the occurrence of the event on which Good Reason is based and at least 30 days prior to executive’s proposed termination date. We may take action to cure executive’s stated Good Reason within this 30-day period. If we take action, executive will not be eligible for Plan benefits if the executive voluntarily terminates.

•	A “Change-in-Control” shall be deemed to occur if any of the following occur:

(1)	Any person or entity acquires or becomes a beneficial owner, directly or indirectly, of securities of Capella representing 35% or more of the combined voting power of our then outstanding voting securities, subject to certain exceptions;

(2)	A majority of the members of our board of directors shall not be continuing directors, for which purpose continuing directors are generally those directors who were members of our board at the time we adopted the Plan and those directors for whose election our board of directors solicited proxies or who were elected or appointed by our board of directors to fill vacancies caused by death or resignation or to fill newly-created directorships;

(3)	Approval by our shareholders of a reorganization, merger or consolidation or a statutory exchange of our outstanding voting securities unless, immediately following such reorganization, merger, consolidation or exchange, all or substantially all of the persons who were the beneficial owners, respectively, of our voting securities and shares immediately prior to such reorganization, merger, consolidation or exchange beneficially own, directly or indirectly, more than 65% of, respectively, the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors and the then outstanding shares of common stock, as the case may be, of the corporation resulting from such reorganization, merger, consolidation or exchange in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, consolidation or exchange, of our voting securities and shares, as the case may be; or

(4)	Approval by the shareholders of (x) a complete liquidation or dissolution of our company or (y) the sale or other disposition of all or substantially all of our assets (in one or a series of transactions), other than to a corporation with respect to which, immediately following such sale or other disposition, more than 65% of, respectively, the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and the then outstanding shares of common stock of such corporation is then beneficially owned, directly or indirectly, by all or substantially all of the persons who were the beneficial owners, respectively, of our voting securities and shares immediately prior to such sale or other disposition in substantially the same proportions as their ownership, immediately prior to such sale or other disposition, of our voting securities and shares, as the case may be.

Kenneth J. Sobaski Employment Agreement.  Under our letter agreement with Mr. Sobaski, in the event that Mr. Sobaski’s employment terminates, he is entitled to receive the greater of the severance benefits provided to him under our Senior Executive Severance Plan, or the severance benefits provided for in his letter agreement. Mr. Sobaski’s letter agreement provides that, in the event that Mr. Sobaski’s employment is terminated without cause (as defined below) or he voluntarily terminates his employment for good reason (as defined below), Mr. Sobaski will be entitled to the following severance benefits: (1) twelve months total compensation (base salary plus target bonus) and (2) senior executive outplacement services for twelve months and provision of certain office support equipment during that period. In the event any such termination follows a change-in-control, Mr. Sobaski’s letter agreement entitles him to receive two times the severance package described above. As defined in his letter agreement, “cause” means (i) commission of a crime or other act that could materially damage our reputation, (ii) theft, misappropriation or embezzlement of company property, (iii) falsification of company records, (iv) failure to substantially comply with our written policies and procedures, or (v) misconduct directed toward learners, employees or adjunct faculty. “Good reason” as defined in his letter agreement means (i) a change in his position to one with a lower pay grade or lesser responsibilities, (ii) a decrease in fixed compensation by more than 10% in any 12 month period, (iii) relocation more than 50 miles from his current work location, or (iv) Mr. Shank is no longer Chief Executive Officer and Mr. Sobaski has not been assigned to that position. Our obligation to make the severance payments described above will terminate if Mr. Sobaski breaches any provision the non-competition or confidentiality provisions of the release agreement.

Lois M. Martin Employment Agreement.  Under the terms of our letter agreement with Ms. Martin, in the event Ms. Martin’s employment terminates, she is entitled to receive the greater of the severance benefits provided to her under our Senior Executive Severance Plan or the severance benefits provided for in her letter agreement. Ms. Martin’s letter agreement provides that, if Ms. Martin voluntarily terminates her employment for good reason (as defined below), or if her employment is terminated by Capella for a reason other than cause or within two years of a change-in-control, she will be entitled to receive severance pay in an amount equal to up to twelve months base salary, outplacement assistance for up to twelve months, a benefits package at the regular employee rate, and eighty percent of her targeted bonus amount for the year of termination (prorated to the date of termination). As defined in her letter agreement, “good reason” includes (i) a change in her position to one with a lower pay grade or less responsibilities, (ii) a decrease in fixed compensation by more than 10% in any 12 month period, (iii) relocation more than 50 miles from her current work location, or (iv) being temporarily laid off and not reinstated within 90 days. Finally, Ms. Martin’s letter agreement provides that she will be entitled to the highest level of severance benefits available to any other employee under the Senior Executive Severance Plan. Our obligation to make the severance payments described above will terminate if Ms. Martin breaches any provision the non-competition or confidentiality provisions of the release agreement.

Michael J. Offerman, Ed.D. Employment Agreement.  Under the terms of our letter agreement with Dr. Offerman, Dr. Offerman is also eligible to participate in our Senior Executive Severance Plan, subject to the following modifications. If Dr. Offerman should voluntarily terminate his employment at any time for good reason, he shall be entitled to receive benefits under our Senior Executive Severance Plan as if his employment had been terminated without cause. As defined in his letter agreement, “good reason” includes (i) a change in his position to one with a lower pay grade or lesser responsibilities, (ii) a decrease in his fixed compensation or (iii) a material change to his reporting relationship to the Capella University Board. Dr. Offerman is also subject to a confidentiality, non-competition and inventions agreement. In the event that he leaves the company for any reason other than termination for cause, and is unable to find suitable employment, as a direct result of the restrictions imposed by his non-competition agreement, he will be entitled to the greater of twelve months base salary or his severance entitlements, if any, pursuant to the Senior Executive Severance Plan. Our obligation to make the severance payments described above will terminate if Dr. Offerman breaches any provision the non-competition or confidentiality provisions of the release agreement.

For purposes of the following tables, certain terms, such as “cause,” “good reason,” and “change-in-control” are defined in the Senior Executive Severance Plan as described above, or, if the definition is more favorable to the executive, as such term is defined in any letter agreement between us and the executive, which are also described above.

In the event that an involuntary termination of the employment of a named executive officer other than for cause had occurred (assuming a change-in-control had not occurred) on December 31, 2006, the following amounts would have been paid to each named executive officer:

			Value of Insurance
			Premiums for
		Estimated Value of	Health, Dental and
	Base Salary Payment	Outplacement	Life Insurance
	Amount	Assistance	Continuation	Total
Name	($)	($)	($)(1)	($)

Stephen G. Shank	412,000	30,000	9,933	451,933
Kenneth J. Sobaski	400,000	30,000	10,880	440,880
Lois M. Martin	279,000	30,000	9,778	318,778
Paul A. Schroeder	274,000	30,000	11,787	315,787
Michael J. Offerman	274,000	30,000	12,642	316,642

(1)	Reflects the employer share of the premiums for our insurance plans for 12 months.

•	For Mr. Shank, includes medical insurance premiums of $8,608; dental insurance premiums of $390; and life insurance premiums of $935.

•	For Mr. Sobaski, includes medical insurance premiums of $9,629; dental insurance premiums of $491; and life insurance premiums of $760.

•	For Ms. Martin, includes dental insurance premiums of $197; life insurance premiums of $560; and expenses related to an annual medical examination of $9,021.

•	For Mr. Schroeder, includes medical insurance premiums of $10,585; dental insurance premiums of $580; and life insurance premiums of $622.

•	For Dr. Offerman, includes medical insurance premiums of $11,440; dental insurance premiums of $580; and life insurance premiums of $622.

In the event of a change-in-control, if within 24 months of the change in control a voluntary termination of the employment of a named executive officer for good reason, or an involuntary termination other than for cause, had occurred on December 31, 2006, the following amounts would have been paid to each named executive officer:

					Value of
					Insurance
		Target			Premiums for
	Base	Bonus		Estimated	Health,
	Salary	Compensation	Value of	Value of	Dental and
	Payment	Payment	Accelerated	Outplacement	Life Insurance
	Amount	Amount	Options	Assistance	Continuation	Total
Name	($)(1)	($)(2)	($)(3)(4)	($)	($)(5)	($)

Stephen G. Shank	412,000	197,760	399,799	30,000	14,900	1,054,459
Kenneth J. Sobaski	800,000	400,000	701,250	30,000	16,321	1,947,571
Lois M. Martin	558,000	223,200	343,345	30,000	19,178	1,173,723
Paul A. Schroeder	548,000	219,200	242,971	30,000	17,681	1,057,852
Michael J. Offerman	548,000	219,200	241,516	30,000	18,963	1,057,679

(1)	Equal to twenty-four months of base salary in effect on December 31, 2006 for all named executive officers, other than Mr. Shank. Mr. Shank’s base salary amount is equal to twelve months of his base salary in effect on December 31, 2006. Amounts would be paid in bi-weekly installments over the term of the severance period (calculated as the number of months during which the participant is entitled to receive base salary), subject to any six month delay in payments to comply with Section 409A.

(2)	Equal to two times the targeted bonus amount for fiscal 2006 for all named executive officers, other than Mr. Shank. Mr. Shank’s target bonus amount is 80% of his targeted bonus amount for fiscal 2006. Amounts would be paid in a lump sum upon termination, subject to any six month delay in payments to comply with Section 409A.

(3)	Based on the closing price of our common stock on December 29, 2006, the last trading day of fiscal 2006, of $24.25.

(4)	Under the 2005 Stock Incentive Plan, options vest in full if a termination of employment occurs within 3 years of the change-in-control.

(5)	Reflects the employer share of the premiums for our insurance plans for 18 months, as follows:

•	For Mr. Shank, includes medical insurance premiums of $12,912; dental insurance premiums of $585; and life insurance premiums of $1,403.

•	For Mr. Sobaski, includes medical insurance premiums of $14,444; dental insurance premiums of $737; and life insurance premiums of $1,140.

•	For Ms. Martin, includes $9,021 for a medical examination each year for two years, totaling $18,042; dental insurance premiums of $296; and life insurance premiums of $840.

•	For Mr. Schroeder, includes medical insurance premiums of $15,878; dental insurance premiums of $870; and life insurance premiums of $933.

•	For Dr. Offerman, includes medical insurance premiums of $17,160; dental insurance premiums of $870; and life insurance premiums of $933.

Summary of Other Provisions — Termination of Employment

Disability Termination.  Executive officers whose employment terminates due to disability have the following provisions specific to the termination event:

•	70% of any unused paid time off balance at the time of termination will be paid out.

•	Under the terms of our stock option plans and stock incentive plan, all unvested options immediately vest upon termination, and the employee has up to one year post-termination to exercise options before expiration. If a termination due to disability had occurred on December 31, 2006, the value of the accelerated options for each named executive officer would have been as follows: Mr. Shank — $399,799; Mr. Sobaski — $701,250; Ms. Martin — $343,345; Mr. Schroeder — $242,971; and Dr. Offerman — $241,516.

•	Under the terms of our Employee Stock Ownership Plan, employees whose disability meets the definition of disability under the Social Security rules will have any unvested account balance vest immediately. Two of our named executive officers had unvested account balances on December 31, 2006 in the following amounts: Mr. Sobaski — $1,100; and Ms. Martin — $10,541.

•	Under the terms of our long term disability insurance plan, assuming the executive has enrolled, the executive is entitled to receive 60% of their regular base salary, up to a maximum of $10,000 a month, for as long as they are classified as disabled by the insurance company. Such amounts will be paid by the insurance company under the terms of our insured plan.

Retirement.  Senior executive officers (which currently includes all executives at or above the vice president level, including each of the named executive officers) whose employment terminates due to retirement have the following provisions specific to the termination event:

•	70% of any unused paid time off balance at the time of termination will be paid out.

•	Under the terms of our 2005 Stock Incentive Plan, the employee has up to one year post-termination to exercise any vested options which were vested as of the termination date. Under the terms of our 1999 Stock Option Plan, the employee has up to three months post-termination to exercise any options which were vested as of the termination date. Under the terms of our 1993 Stock Option

Plan, the employee has up to sixty days post-termination to exercise any options which were vested as of the termination date.

•	The executive will be eligible to take a distribution consistent with reaching normal retirement age, and the provisions specified in the Employee Stock Ownership Plan and 401(k) retirement savings plan, from their account balance.

Death.

•	Upon death, all stock options issued under the 1999 Stock Option Plan and the 2005 Stock Incentive Plan become immediately exercisable, and remain exercisable for up to one year following the event. If a termination due to death had occurred on December 31, 2006, the value of the accelerated options for each named executive officer would have been as follows: Mr. Shank — $399,799; Mr. Sobaski — $701,250; Ms. Martin — $343,345; Mr. Schroeder — $242,971; and Dr. Offerman — $241,516.

•	Our ESOP provides that the unvested balance, if any, vests immediately upon the death of the participant. Two of our named executive officers had unvested account balances on December 31, 2006 in the following amounts: Mr. Sobaski — $1,100; and Ms. Martin — $10,541.

Director Compensation

The following table shows, for the fiscal year ended December 31, 2006, all compensation that our company paid to our directors. We did not pay any director compensation in 2006 to Messrs. Shank, Holmes, Lewis and Reynolds, each of whom was either our employee or had represented an entity that had a financial interest in our company.

	Fees Earned or
	Paid in Cash	Option Awards	Total
Name	($)(1)	($)(2)(3)(4)	($)

James A. Mitchell	5,000	25,769	30,769
David W. Smith	5,000	40,994	45,994
Darrell R. Tukua	7,500	43,944	51,444
Jeffrey W. Taylor	—	25,769	25,769
Jody G. Miller	—	25,769	25,769
Sandra E. Taylor	—	15,602	15,602

(1)	Fees reflect annual committee chairperson fees which were paid quarterly. These fees were the only cash compensation paid to any director in 2006.

(2)	Valuation is based on the stock-based compensation expense we recognized during 2006 for financial statement purposes under FAS 123(R) for awards granted in 2006 and prior years utilizing assumptions discussed in Note 12 to our consolidated financial statements for the year ended December 31, 2006, but disregarding the estimate of forfeitures.

(3)	The following table shows the aggregate number of shares underlying outstanding stock options held by our directors as of December 31, 2006.

	Shares Underlying
	Outstanding Stock
	Option Awards	Exercisable	Unexercisable
Name	(#)	(#)	(#)

James A. Mitchell	18,500	18,500	—
David W. Smith	15,500	13,000	2,500
Darrell R. Tukua	15,000	12,500	2,500
Jeffrey W. Taylor	5,000	5,000	—
Jody G. Miller	2,500	2,500	—
Sandra E. Taylor	10,000	—	10,000
S. Joshua Lewis	12,500	12,500	—

(4)	The following table shows the grant date fair value of all stock option awards made to our directors in fiscal 2006.

Grant Date Fair
Value of Option
Awards in Fiscal 2006
Name	($)

James A. Mitchell	25,769
David W. Smith	25,769
Darrell R. Tukua	25,769
Jeffrey W. Taylor	25,769
Jody G. Miller	25,769
Sandra E. Taylor	103,075

During 2006, the directors who were our employees or who had represented an entity that had a financial interest in us did not receive any compensation. The directors who were not our employees and who did not represent an entity that had a financial interest in us received an option to purchase 2,500 shares of our common stock under our 2005 Stock Incentive Plan, with the exception of Sandra Taylor, who joined the Board in May of 2006. Ms. Taylor received an option to purchase 10,000 shares of our common stock upon her election to the board.

We also paid our committee chairpersons an annualized cash retainer for serving in that role. Mr. Mitchell and Mr. Smith received $5,000 in 2006, paid quarterly. Mr. Tukua received $7,500 in 2006, paid quarterly. All directors were eligible for reimbursement of reasonable expenses incurred to attend board and committee meetings.

In 2007, we implemented our previously disclosed public company board compensation package. This includes payment of an annual cash retainer of $32,500, paid quarterly, to non-employee directors, for fees associated with board and committee service. Chairs of the governance and compensation committees, and our lead director, will receive an additional cash retainer of $5,000 ($7,500 beginning July 1, 2007 for the chair of the compensation committee), paid quarterly, and the chair of the audit committee will receive $7,500 ($10,000 beginning July 1, 2007), paid quarterly. Each non-employee director (except Mr. Holmes, who declined) will also receive an annual stock option grant valued at $32,500 which is vested in full immediately upon grant. Also, any non-employee director who wishes to receive stock options in lieu of cash compensation may elect this form of payment. The number of shares subject to such stock options is determined by dividing the cash retainer by the Black-Scholes value based on the closing price of our common stock on the grant date. These options are also vested in full immediately upon grant. New non-employee directors who join the board will receive an option to purchase 10,000 shares of our common stock, with a four year vesting schedule, granted upon election. All stock options issued to directors have an exercise price equal to the closing price of our common stock on the date of grant, and a term of seven years. We will reimburse all directors for reasonable expenses incurred to attend our board and board committee meetings. Effective July 1, 2007, each non-employee director will receive annual cash compensation of $40,000, paid quarterly, and an annual stock option grant valued at $40,000 which is vested in full immediately upon grant. Because of the mid-year increase in compensation, non-employee directors will not receive any additional stock option compensation for 2007, but will receive an additional $7,500 in cash compensation for 2007.

The Committee believes that a balance of equity and cash compensation for non-employee directors is the most appropriate way to compensate them for board service. Providing the non-employee director the ability to elect equity in lieu of any or all cash compensation also offers some flexibility to the individual members. Equity compensation also aligns the board member’s interests with the shareholders.

Existing Stock, Stock Option Plans and Other Incentive Plans

Stock Option Plans.  We have adopted three stock plans: (1) the Capella Education Company 2005 Stock Incentive Plan; (2) the Capella Education Company 1999 Stock Option Plan; and (3) the Learning Ventures International, Inc. 1993 Stock Option Plan.

Capella Education Company 2005 Stock Incentive Plan.  The Capella Education Company 2005 Stock Incentive Plan, referred to as the 2005 Plan, was recommended by the compensation committee in May 2005 and adopted and approved by our board of directors and our shareholders in May 2005. The 2005 Plan authorizes the granting of stock-based awards to our officers, directors, employees, consultants and advisors. We have reserved an aggregate of 3,013,000 shares of common stock for issuance under the 2005 Plan. The compensation committee of our board of directors administers the 2005 Plan and has the power to determine when and to whom awards will be granted, determine the amount of each award and establish the terms and conditions of each award, including exercise price, vesting schedule and settlement terms. The types of awards that may be granted under the 2005 Plan include incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance units and other stock-based awards. Our board of directors may terminate, suspend or modify the 2005 Plan at any time; provided, however, that certain amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder’s consent.

As of March 31, 2007, we had granted options to purchase a total of 1,097,458 shares of our common stock (including options that have since been cancelled or expired) under the 2005 Plan at exercise prices of $20.00 to $32.71 per share, of which options to purchase 1,062,314 shares are outstanding.

Capella Education Company 1999 Stock Option Plan.  The Capella Education Company 1999 Stock Option Plan, referred to as the 1999 Plan, was adopted by the board of directors in December 1999 and approved by our shareholders in December 2000. We have reserved an aggregate of 1,650,000 shares of our common stock (subject to adjustments in the case of a merger, consolidation, reorganization, recapitalization, stock dividend, or other change in corporate structure) for issuance under the 1999 Plan to our employees, officers, directors, advisors, consultants, and any individual that we desire to induce to become an employee. The compensation committee of our board of directors administers the 1999 Plan and has the power to fix any terms and conditions for the grant or exercise of any award under the 1999 Plan. The types of awards that may be granted under the 1999 Plan include incentive stock options and non-qualified stock options. Each option will be governed by the terms of the option agreement and will expire 10 years after the date of the grant, or an earlier date in the case of a 10% shareholder or a terminated employee. Our board of directors may amend, suspend, or discontinue the 1999 Plan at any time; provided, however, that certain amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the option holder’s consent.

As of March 31, 2007, we had granted options to purchase a total of 1,712,649 shares of our common stock (including options that have since been cancelled or expired) under the 1999 Plan at exercise prices of $11.12 to $20.00 per share, of which options to purchase 1,001,551 shares are outstanding. Our board of directors approved a resolution in May 2005 to cease making additional grants under the 1999 Plan.

Learning Ventures International, Inc. 1993 Stock Option Plan.  The Learning Ventures International, Inc. 1993 Stock Option Plan, referred to as the 1993 Plan, was approved by our board of directors in February 1993 and by our shareholders on February 24, 1993. We have reserved an aggregate of 1,825,000 shares of common stock (subject to adjustments in the case of a merger, consolidation, reorganization, recapitalization, stock dividend, or other change in corporate structure) for issuance under the 1993 Plan to any of our employees, officers, directors, consultants, and independent contractors. The compensation committee of our board of directors administers the 1993 Plan and has the power to determine the terms of each option grant, including the exercise price, the recipient and the number of shares subject to each option. The compensation committee also may amend or modify the terms of an option and accelerate the time at which an option may be exercised. The types of awards that may be granted under the 1993 Plan include incentive stock options and non-qualified stock options. Each option will be governed by the terms of the option agreement, but an incentive stock option may not extend more than 10 years from the date of the grant and a non-qualified stock option may not extend more than 15 years from the date of the grant. Our board of directors may amend or discontinue the 1993 Plan at any time; provided, however, that certain amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the option holder’s consent.

As of March 31, 2007, we had granted options to purchase a total of 2,337,091 shares of our common stock (including options that have since been cancelled or expired) under the 1993 Plan at exercise prices of $1.00 to $14.25 per share, of which options to purchase 116,558 shares are outstanding. The 1993 Plan was terminated on February 23, 2003 and we cannot grant additional options under the 1993 Plan.

Employee Stock Ownership Plan.  In 1999, we adopted the Capella Education Company Employee Stock Ownership Plan, as amended, referred to as the ESOP, a qualified employee stock ownership plan under Section 401(a) of the Internal Revenue Code. The ESOP provides that we may contribute, at our discretion, common stock or cash for the benefit of our eligible employees. To be eligible to share in the ESOP contribution for a plan year, the employee must satisfy certain service requirements and be employed by us on December 31 of the plan year. An employee is also eligible to share in the ESOP contribution for a year in which he or she died, became disabled or retired, as defined by the ESOP, in that year. During 2005, we contributed 46,450 shares to the ESOP, related to 2004 plan compensation. During 2006, we contributed 61,671 shares to the ESOP, related to 2005 plan compensation. 1,677 shares related to 2006 plan compensation were contributed in 2007, within the time period required by the Internal Revenue Code. Participants become vested in their ESOP contributions after completing three years of service with us, except in the event of retirement, disability or death, in which case the participants’ shares become fully vested and nonforfeitable. Prior to termination, participants may receive distributions from the ESOP in accordance with statutory diversification requirements. Distributions from the ESOP are in shares of our common stock or, prior to the completion of this offering, in cash. We recognized $0.2 million, $1.2 million and $1.1 million of compensation expense in the years ended December 31, 2006, 2005 and 2004, respectively, related to the ESOP contributions. The individual ESOP trustees are also our employees. The trustees hold the ESOP contributions and make distributions to participants or beneficiaries. The ESOP trust is invested primarily in shares of our common stock. In 2006, we amended the ESOP such that for fiscal year 2006, any company contribution to the ESOP will be based on eligible employee compensation through June 30, 2006, and will be allocated to eligible employees in active employment on June 30, 2006 (as well as to any eligible employee who died, became disabled or retired between January 1, 2006 and June 30, 2006). The ESOP was also amended to allow vested participants to elect to have any dividends paid on the shares of common stock credited to their ESOP accounts (including a portion of the special distribution to be paid with the proceeds of this offering) paid to them in cash, instead of having such amounts deposited into the ESOP trust and reinvested in common stock.

Employee Stock Purchase Plan.  The Capella Education Company Employee Stock Purchase Plan, referred to as the ESPP, was recommended by the compensation committee in May 2005 and adopted and approved by our board of directors and our shareholders in May 2005. We have reserved an aggregate of 450,000 shares of our common stock for issuance under the ESPP. The ESPP permits eligible employees to utilize up to 10% of their compensation to purchase our common stock at a price of no less than 85% of the fair market value per share of our common stock at the beginning or the end of the relevant offering period, whichever is less. The compensation committee of our board of directors will administer the ESPP. The compensation committee is presently considering the offering of stock under the ESPP at a price of 95% of the fair market value per share of our common stock measured only at the end of the relevant offering period, in order to avoid adverse accounting consequences if shares could be purchased at greater discounts to fair market value. The compensation committee is also considering imposing an annual $15,000 cap on the amount of funds that eligible employees may utilize to purchase shares under the ESPP. Our board of directors may amend or terminate the ESPP. We have not begun utilizing the ESPP, but continue to consider whether and when to implement the plan.

401(k) Plan.  We maintain the Capella Education Company Retirement Savings Plan, which was originally adopted in July 1994, and which is referred to as the 401(k) plan, a cash or deferred arrangement qualified under Section 401(a) of the Internal Revenue Code. The related 401(k) plan trust is not subject to tax under current tax law. Under the provisions of the 401(k) plan that were effective beginning in April 2005, a participant may defer a portion of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limits. If a new employee does not make an election to defer, 4% of his or her compensation automatically will be deferred unless the employee elects otherwise. Participants age 50 and older by the end of the year may make additional “catch-up” contributions to the 401(k) plan, in accordance with statutory requirements. The percentage elected to be deferred by highly compensated participants (as defined by statute) may be required to be lower to satisfy Internal Revenue Code requirements. In April 2005, we implemented a matching contribution program based on employee contributions on a per-pay-period basis. The initial match equaled 50% of the employee’s contributions on the first 4% of compensation. Effective in July 2006, we modified the employer matching contribution to 100% on the first 2% of employee contributions, and 50% on the next 4% of employee contributions. In addition, at the discretion of our board of directors, we may make discretionary profit-sharing contributions to our 401(k) plan for eligible employees. Any employer contributions will be subject to a five-year vesting schedule, except that any participant with three or more years of service on April 1, 2005, who was fully vested under the 401(k) plan’s prior vesting schedule will also be fully vested in future contributions. No employer contributions were made prior to April 1, 2005. The 401(k) plan’s trustee holds and invests the plan contributions at the direction of each participant. Although we have not expressed any intent to do so, we do have the right to discontinue, terminate or amend the 401(k) plan at any time, subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2004, we were a party to the transactions with related persons described below. All such transactions were entered into prior to the adoption of our related person transaction approval policy.

Special Distribution.  In November 2006, we paid a special distribution promptly after the completion of our initial public offering to our shareholders of record as of October 3, 2006. The aggregate amount of the special distribution was $72.6 million, or $6.19 per common share on an as if converted basis. The amount of the special distribution was equal to the gross proceeds from the sale of common stock by us in the initial public offering, excluding the proceeds received by us from the underwriters’ exercise of their over-allotment option. A special committee, comprised of Mr. Taylor, Ms. Taylor and Mr. Tukua, was appointed by our board of directors for the purpose of considering whether and on what terms a distribution to our shareholders should be paid in connection with our initial public offering. The board declared the special distribution upon the recommendation of the special committee, and on the same terms recommended by the special committee.

The following table sets forth the amount of cash paid as a result of the special distribution in respect of shares of our capital stock as to which each of our more than 5% shareholders, directors and executive officers was deemed to have sole or shared voting or investment power as of October 3, 2006.

Special Distribution
Amount as to Shares
Beneficially Owned
Name of Beneficial Owner	($) (a) (b)

Principal Shareholders
Forstmann Little entities	$6,849,539
Cherry Tree entities	11,018,392
Entities affiliated with Technology Crossover Ventures	11,507,077
Maveron entities	6,495,532
Salmon River and Insight entities	7,582,268
Putnam entities(c)	4,175,570

Directors
Stephen G. Shank(d)	$14,187,764
Tony Christianson(e)	11,018,392
Gordon A. Holmes(f)	—
S. Joshua Lewis	7,455,260
Jody G. Miller(g)	—
James A. Mitchell	255,533
Jon Q. Reynolds, Jr.	11,507,077
David W. Smith	55,669
Jeffrey W. Taylor	—
Sandra Taylor	—
Darrell R. Tukua	—

Executive Officers
Michael J. Offerman	$37,146
Lois M. Martin	—
Paul A. Schroeder	41,752
Scott M. Henkel	—
Ken J. Sobaski	—
Gregory W. Thom	—
Elizabeth M. Rausch	27,835
Reed A. Watson	—

(a)	For the purpose of calculating shares beneficially owned and outstanding as of October 3, 2006, the number of shares of common stock deemed outstanding assumed the conversion of all outstanding shares of our preferred stock into common stock on such date, and excluded all shares of common stock subject to options. Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons that possess sole or shared voting power and/or investment power with respect to those securities.

(b)	Does not include portions of the special distribution paid to the Employee Stock Ownership Plan (ESOP) with respect to shares credited to the ESOP accounts of each executive officer as of October 3, 2006, in approximately the following amounts: Mr. Shank, $18,747; Dr. Offerman, $12,519; Ms. Martin, $1,933; Mr. Schroeder, $13,434; Mr. Henkel; $3,551; Mr. Thom, $5,150; and Ms. Rausch, $13,683.

(c)	The “Putnam entities” refers to Putnam OTC & Emerging Growth Fund (a former shareholder) and TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio (a current shareholder). Immediately prior to our initial public offering in November 2006, the Putnam entities beneficially owned 5.7% of our common shares. Immediately following our initial public offering, in which Putnam OTC & Emerging Growth Fund participated as a selling shareholder, the Putnam entities beneficially owned 2.8% of our common shares.

(d)	Mr. Shank is our Chairman and Chief Executive Officer.

(e)	Mr. Christianson resigned from our board of directors following our initial public offering in November 2006. As of October 3, 2006, he was deemed to be a beneficial owner of shares held by the Cherry Tree Entities.

(f)	Mr. Holmes is a limited partner of each general partner of the Forstmann Little entities.

(g)	Ms. Miller is a venture partner with Maveron LLC, an affiliate of the Maveron entities.

Purchase of Shares in our Initial Public Offering.  The entities affiliated with Technology Crossover Ventures collectively beneficially own approximately 12.2% of our common shares, and Jon Q. Reynolds, Jr., one of our directors, is a General Partner of Technology Crossover Ventures. The Salmon River and Insight entities collectively beneficially own approximately 8.5% of our common shares, and S. Joshua Lewis, one of our directors, is a principal of Salmon River Capital LLC and a special partner of Insight Venture Partners. In our November 2006 initial public offering, the entities affiliated with Technology Crossover Ventures purchased an aggregate of 100,000 shares of our common stock from the underwriters, and the Salmon River and Insight entities purchased an aggregate of 100,000 shares of our common stock from the underwriters (in each case, at the initial public offering price of $20.00 per share, less underwriters’ discounts).

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2007, and as adjusted to reflect the sale of common stock being offered in this offering, for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock,

•	each of our directors,

•	each of our named executive officers,

•	all of our directors and executive officers as a group, and

•	each selling shareholder.

Footnote (a) below provides a brief explanation of what is meant by the term “beneficial ownership.” For the purpose of calculating the percentage of shares beneficially owned by any shareholder, shares of our common stock subject to options held by a person that are exercisable within 60 days of March 31, 2007 are deemed to be beneficially owned by such person, although they are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The number of shares of common stock outstanding “after the offering” includes an additional 299,201 shares of common stock offered by us in the offering, and 280,329 shares underlying stock options to be exercised by certain selling shareholders in connection with the offering.

The address for each named executive officer is Capella Education Company, 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

	Shares Beneficially				Shares Beneficially				Shares Beneficially
	Owned Prior to the		Shares		Owned After		Over-Allotment		Owned After
	Offering(1)		Being		Offering		Shares Being		Over-Allotment(2)
Name of Beneficial Owner	Shares	Percent	Offered		Shares	Percent	Offered(2)		Shares	Percent

Principal Shareholders
Forstmann Little entities(3)	1,106,372	6.9%	1,106,372		—	—	—		—	—
Cherry Tree Ventures IV, L.P.(4)	1,779,746	11.1%	230,780		1,548,966	9.3%	129,220		1,419,746	8.5%
Entities affiliated with Technology Crossover Ventures(5)	1,958,681	12.2%	251,125		1,707,556	10.3%	140,611		1,566,945	9.4%
Maveron entities(6)	1,049,192	6.5%	134,518		914,674	5.5%	75,321		839,353	5.0%
Salmon River and Insight entities(7)	1,354,726	8.5%	30,750		1,323,976	8.0%	—		1,323,976	8.0%
Directors and Named Executive Officers
Stephen G. Shank(8)	2,511,860	15.5%	213,385	(21)	2,274,371	13.5%	119,222	(22)	2,141,653	12.7%
Kenneth J. Sobaski(9)	41,294	*	—		41,294	*	—		41,294	*
Michael J. Offerman(10)	135,293	*	50,000	(23)	83,789	*	—		83,789	*
Lois M. Martin(11)	79,871	*	—		79,871	*	—		79,871	*
Paul A. Schroeder(12)	161,568	1.0%	40,000		121,568	*	—		121,568	*
Gordon A. Holmes	—	—	—		—	—	—		—	—
S. Joshua Lewis(13)	1,346,961	8.4%	—		1,346,961	8.1%	—		1,346,961	8.1%
Jody G. Miller(14)	2,750	*	—		2,750	*	—		2,750	*
James A. Mitchell(15)	59,775	*	22,000		37,775	*	—		37,775	*
David W. Smith(16)	24,492	*	6,609		17,883	*	—		17,883	*
Jeffrey W. Taylor(17)	5,000	*	—		5,000	*	—		5,000	*
Darrell R. Tukua(18)	15,250	*	—		15,250	*	—		15,250	*
Jon Q. Reynolds, Jr.(5)	1,958,681	12.2%	251,125		1,707,556	10.3%	140,611		1,566,945	9.4%
Sandra E. Taylor(19)	250	*	—		250	*	—		250	*

	Shares Beneficially				Shares Beneficially			Shares Beneficially
	Owned Prior to the		Shares		Owned After		Over-Allotment	Owned After
	Offering(1)		Being		Offering		Shares Being	Over-Allotment(2)
Name of Beneficial Owner	Shares	Percent	Offered		Shares	Percent	Offered(2)	Shares	Percent

All directors and executive officers as a group (18 persons)(20)	6,481,317	38.5%	444,371		6,011,338	34.9%	119,222	5,878,620	34.0%
Other Selling Shareholders
Gabriel Abel(24)	14,098	*	5,998	(25)	8,100	*	—	8,100	*
Lorraine Abel(26)	48,726	*	3,332	(27)	31,896	*	—	31,896	*
Matthew Abel(28)	48,726	*	6,400	(29)	31,896	*	—	31,896	*
Matthew Abel, as custodian for Julian Abel under the Michigan Uniform Transfers to Minors Act(30)	48,726	*	1,100	(31)	31,896	*	—	31,896	*
Brian Austin(32)	17,725	*	5,000		12,725	*	—	12,725	*
Citigroup Global Markets Inc.(33)	266,326	1.7%	266,326		—	—	—	—	—
Tom Clemens(34)	22,620	*	5,000		17,620	*	—	17,620	*
Amy Drifka(35)	18,802	*	5,000		13,802	*	—	13,802	*
DRW Venture Partners LP(36)	22,481	*	22,481		—	—	—	—	—
John Bruce Francis(37)	72,365	*	40,000		32,365	*	—	32,365	*
Joseph Gaylord IRA(38)	6,905	*	4,496		2,409	*	—	2,409	*
Scott Henkel(39)	42,754	*	30,000		12,754	*	—	12,754	*
Linda Muehlbauer(40)	26,382	*	10,041		16,341	*	—	16,341	*
Dana Offerman(41)	135,293	*	1,504	(42)	83,789	*	—	83,789	*
Elizabeth Rausch(43)	55,170	*	52,377		2,793	*	—	2,793	*
Mark Rossman(44)	42,660	*	7,500	(45)	27,660	*	—	27,660	*
Maxine Rossman(46)	42,660	*	7,500	(47)	27,660	*	—	27,660	*
Judith F. Shank 2004 Grantor Retained Annuity Trust(48)	75,202	*	12,052		63,150	*	6,748	56,402	*
Stephen G. Shank 2004 Grantor Retained Annuity Trust(49)	75,202	*	12,052		63,150	*	6,748	56,402	*
Don Smithmier(50)	74,062	*	30,000		44,062	*	—	44,062	*
ThinkEquity Investment Partners LLC(51)	22,481	*	6,555		15,926	*	—	15,926	*
TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio(52)	449,639	2.8%	449,639		—	—	—	—	—
Greg Thom(53)	40,098	*	30,000		10,098	*	—	10,098	*
Karen Viechnicki(54)	46,090	*	36,907		9,183	*	—	9,183	*
Stephen Weiss(55)	150,938	*	49,000		101,938	*	—	101,938	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations for each beneficial owner prior to the offering, after the offering, and after over-allotment are based on 16,028,300 shares, 16,607,830 shares and 16,652,710 shares, respectively, of common stock outstanding plus any shares of common stock subject to options held by such beneficial owner that are exercisable within 60 days of March 31, 2007.

(2)	Amounts presented assume that the over-allotment option is exercised in full.

(3)	This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 22, 2007 by Forstmann VI, Forstmann VII, Forstmann VIII, FLC XXXII Partnership, L.P. (“FLC XXXII”), FLC XXXIII Partnership, L.P. (“FLC XXXIII”), Theodore J. Forstmann, and Winston W. Hutchins. The address of such persons is c/o Forstmann Little & Co., 767 Fifth Avenue, 44th Floor, New York, NY 10153. The shares are owned directly by Forstmann VI (875,336 shares), Forstmann VII (144,397 shares) and Forstmann VIII (86,639 shares). Each of Forstmann VI, Forstmann VII and Forstmann VIII disclaims beneficial ownership of shares owned by the other entities. The general partner of Forstmann VI and Forstmann VII is FLC XXXII and the general partner of Forstmann VIII is FLC XXXIII. The general partners of FLC XXXII and FLC XXXIII are Theodore J. Forstmann, Winston W. Hutchins, and T. Geoffrey McKay. Accordingly, each of the individuals named above, other than Mr. McKay for the reason described below, may be deemed the beneficial owner of shares owned by Forstmann VI, Forstmann VII and Forstmann VIII. Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares held by Forstmann VI, Forstmann VII or Forstmann VIII and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares.

(4)	This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2007 by Cherry Tree Ventures IV, L.P. (“CTV IV”), CTV Partners IV LP (“CTV Partners”), Cherry Tree Core Growth Fund, L.L.L.P. (“CTCGF”), Cherry Tree Investments, LLC (“CTI”), Gordon Stofer, and Tony J. Christianson. The address of such persons is c/o Cherry Tree Investments, Inc., 301 Carlson Parkway, Suite 103, Minnetonka, MN 55305. The shares are owned directly by CTV IV (1,748,000 shares) and CTCGF (31,746). CTV Partners is the sole general partner of CTV IV, and CTI is the sole general partner of CTCGF. Messrs. Stofer and Christianson are the managing partners of CTV Partners and the managing members of CTI. Accordingly, each of CTV Partners and Messrs. Stofer and Christianson may be deemed to possess indirect beneficial ownership of the shares of common stock held by CTV IV, and each of CTI and Messrs. Stofer and Christianson may be deemed to possess indirect beneficial ownership of the shares of common stock held by CTCGF. CTV Partners, CTI and Messrs. Stofer and Christianson each disclaim indirect beneficial ownership of the shares of common stock except to the extent of his or its pecuniary interest in such shares.

(5)	This information is based on a Schedule 13D filed with the Securities and Exchange Commission on November 22, 2006 by TCV V, L.P. (“TCV V”), TCV Member Fund, L.P. (“Member Fund”), Technology Crossover Management V, L.L.C. (“Management V”), and the following individuals: Jon Q. Reynolds, Jr., a director of Capella, Jay C. Hoag, Richard H. Kimball, John L. Drew, Henry J. Feinberg and William J.G. Griffith IV (collectively, the “Management V Members”). The address of such persons is 528 Ramona Street, Palo Alto, CA 94301. The shares are owned directly by TCV V (1,922,294 shares) and Member Fund (36,387). The shares being offered include 246,460 shares offered by TCV V, L.P. and 4,665 shares offered by TCV Member Fund, L.P. If the over-allotment option is exercised in full, TCV V, L.P. will sell an additional 137,999 shares and TCV Member Fund, L.P. will sell an additional 2,612 shares. Each of TCV V and Member Fund has the sole power to dispose or direct the disposition and voting of its respective shares. Management V, as a general partner of each of TCV V and Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of, and to direct the vote of, the shares held by each of TCV V and Member Fund. TCM V disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Each of the Management V Members is a Class A member of Management V. Under the operating agreement of Management V, the Management V Members have the shared power to dispose or direct the disposition of, and the shared power to direct the vote of, the shares held by each of TCV V and Member Fund. Each of the Management V Members disclaims beneficial ownership of the securities owned by each of TCV V and Member Fund except to the extent of their pecuniary interest therein.

(6)	This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 26, 2007 by Maveron Equity Partners 2000, L.P. (“Maveron 2000”), Maveron Equity Partners 2000-B, L.P. (“Maveron 2000-B”), MEP 2000 Associates LLC (“MEP 2000”), Maveron General Partner 2000 LLC (“Maveron GP”), Maveron LLC, Dan Levitan, Howard Schultz, and Debra Somberg. The address of such persons is c/o Maveron LLC, 505 Fifth Avenue South, Suite 600, Seattle, WA 98104. The shares are owned directly by Maveron 2000 (888,732 shares), Maveron 2000-B (34,391 shares), and MEP 2000 (126,069 shares). Maveron GP serves as general partner of Maveron 2000 and Maveron 2000-B, and possess shared power to vote and dispose of shares directly owned by Maveron 2000 and Maveron 2000-B. Maveron LLC serves as general partner of MEP 2000, and possesses shared power to vote and dispose of shares directly owned by MEP 2000. Dan Levitan, Howard Schultz and Debra Somberg are managing members of Maveron GP and Maveron LLC. Dan Levitan, Howard Schultz, Debra Somberg, Maveron GP (with respect to the shares held directly by Maveron 2000 and Maveron 2000-B) and Maveron LLC (with respect to the shares held directly by MEP 2000) disclaim beneficial ownership of shares held directly by Maveron 2000, Maveron 2000-B and MEP 2000, except to the extent of its pecuniary interest therein. Of the 134,518 shares being sold by the Maveron entities in this offering, Maveron 2000 is selling 113,945 shares, Maveron 2000-B is selling 4,409 shares, and MEP 2000 is selling 16,164 shares.

(7)	This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007 by (1) Insight-Salmon River LLC (direct holder of 850,000 shares), Salmon River Capital I LLC (direct holder of 272,222 shares), Salmon River CIP LLC (direct holder of 146,018 shares), and Salmon River Capital II, L.P. (direct holder of 55,736 shares) (collectively, the “Salmon River Funds”) and (2) Insight Venture Partners IV, L.P. (direct holder of 24,308 shares), Insight Venture Partners IV (Fund B), L.P. (direct holder of 194 shares), Insight Venture Partners IV (Co-Investors), L.P. (direct holder of 2,997 shares), and Insight Venture Partners (Cayman) IV, L.P. (direct holder of 3,251 shares) (collectively, the “Insight Funds”). The shares being offered include 24,308 shares offered by Insight Venture Partners IV, L.P., 194 shares offered by Insight Venture Partners IV (Fund B), L.P., 2,997 shares offered by Insight Venture Partners IV (Co-Investors), L.P., and 3,251 shares offered by Insight Venture Partners IV (Cayman), L.P. The address of each of the Salmon River Funds is 680 Fifth Avenue, 8th Floor, New York, NY 10019. The address of each of the Insight Funds is 527 Madison Avenue, 10th Floor, New York, NY 10022. The managing member of each of the Salmon River Funds, except Salmon River Capital II, L.P., is Salmon River Capital LLC. The general partner of Salmon River Capital II, L.P. is Salmon River Capital GP, LLC. S. Joshua Lewis, a director of Capella, is the managing member of Salmon River Capital LLC and the sole member of Salmon River Capital GP, LLC. Accordingly, Mr. Lewis has voting and investment powers with respect to the shares beneficially owned by the Salmon River Funds. Mr. Lewis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The general partner of each of the Insight Funds is Insight Venture Associates IV, LLC (“Associates”), and the managing member of Associates is Insight Holdings Group, LLC (“Holdings”). Accordingly, each of Associates and Holdings may be deemed to be the beneficial owner of all shares held by the Insight Funds. The managing member of Insight-Salmon River, LLC is Salmon River Capital LLC, and the non-managing members of Insight-Salmon River LLC are the Insight Funds. Salmon River Capital LLC, as managing member of Insight-Salmon River LLC, generally controls the voting power over the shares held by Insight-Salmon River LLC, but the Insight Funds have shared voting power with Salmon River Capital LLC over the shares with respect to certain matters. In addition, Salmon River Capital LLC and the Insight Funds have shared investment power over the shares held by Insight-Salmon River LLC. Mr. Lewis, Associates and Holdings have shared voting and investment powers with respect to the shares beneficially owned by Insight-Salmon River LLC. All such persons disclaim beneficial ownership of the shares held by Insight-Salmon River LLC, except to the extent of their pecuniary interest therein.

(8)	Consists of (1) 2,013,100 shares held by Mr. Shank, (2) 125,195 shares held by Judith F. Shank, Mr. Shank’s wife, (3) 75,202 shares controlled by Mary Shank Retzlaff, Mr. Shank’s daughter, as trustee of the Stephen G. Shank 2004 Grantor Retained Annuity Trust, (4) 75,202 shares controlled by Susan Shank, Mr. Shank’s daughter, as trustee of the Judith F. Shank 2004 Grantor Retained Annuity Trust, (5) 219,350 shares underlying options granted to Mr. Shank that are exercisable within 60 days, and (6) 3,811 shares held by the ESOP for Mr. Shank’s account.

(9)	Consists of (1) 41,250 shares underlying options granted to Mr. Sobaski that are exercisable within 60 days, and (2) 44 shares held by the ESOP for Mr. Sobaski’s account.

(10)	Consists of (1) 4,496 shares held by Dr. Offerman, (2) 1,504 shares held by Dana Offerman, Dr. Offerman’s wife, (3) 126,734 shares underlying options granted to Dr. Offerman that are exercisable within 60 days, and (4) 2,559 shares held by the ESOP for Dr. Offerman’s account.

(11)	Consists of (1) 79,439 shares underlying options granted to Ms. Martin that are exercisable within 60 days, and (2) 432 shares held by the ESOP for Ms. Martin’s account.

(12)	Consists of (1) 6,744 shares held by Mr. Schroeder, (2) 152,081 shares underlying options granted to Mr. Schroeder that are exercisable within 60 days, and (3) 2,743 shares held by the ESOP for Mr. Schroeder’s account.

(13)	Consists of (1) 850,000 shares owned by Insight-Salmon River LLC; (2) 272,222 shares owned by Salmon River Capital I LLC; (3) 146,018 shares owned by Salmon River CIP LLC; (4) 55,736 shares owned by Salmon River Capital II, L.P.; (5) 10,485 shares owned by Mr. Lewis; and (6) 12,500 shares underlying options granted to Mr. Lewis that are exercisable within 60 days. The managing member of Insight-Salmon River LLC is Salmon River Capital LLC, and the non-managing members of Insight-Salmon River LLC are Insight Venture Partners IV, L.P., Insight Venture Partners IV (Fund B), L.P., Insight Venture Partners IV (Co-Investors), L.P., and Insight Venture Partners (Cayman) IV, L.P. (collectively, the “Insight Partnerships”). Salmon River Capital LLC, as managing member of Insight-Salmon River LLC, generally controls the voting power over the shares held by Insight-Salmon River LLC, but the Insight Partnerships have shared voting power with Salmon River Capital LLC over such shares with respect to certain matters. In addition, Salmon River Capital LLC and the Insight Partnerships have shared investment power over the shares held by Insight-Salmon River LLC. The managing member of Salmon River Capital LLC is S. Joshua Lewis. The general partner of the Insight Partnerships is Insight Venture Associates IV, LLC. The managing member of Insight Venture Associates IV, LLC is Insight Holdings Group, LLC. Insight Holdings Group, LLC is managed by its board of managers. Accordingly, Mr. Lewis, Insight Venture Associates IV, LLC, and Insight Holdings Group, LLC have shared voting and investment powers with respect to the shares beneficially owned by Insight-Salmon River LLC. The foregoing is not an admission by such persons that such persons are the beneficial owners of the shares held by Insight-Salmon River LLC, and each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The managing member of Salmon River Capital I LLC and Salmon River CIP LLC is Salmon River Capital LLC. The managing member of Salmon River Capital LLC is Mr. Lewis. Mr. Lewis has voting and investment powers with respect to the shares beneficially owned by Salmon River Capital I LLC and Salmon River CIP LLC. The foregoing is not an admission by Mr. Lewis that he is the beneficial owner of the shares held by Salmon River Capital I LLC and Salmon River CIP LLC, and Mr. Lewis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The general partner of Salmon River Capital II, L.P. is Salmon River Capital GP, LLC. The sole member of Salmon River Capital GP, LLC is Mr. Lewis. Accordingly, Mr. Lewis has voting and investment powers with respect to the shares beneficially owned by Salmon River Capital II, L.P. The foregoing is not an admission by Mr. Lewis that he is the beneficial owner of the shares held by Salmon River Capital II, L.P., and Mr. Lewis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(14)	Consists of (1) 250 shares held by Ms. Miller, and (2) 2,500 shares underlying options granted to Ms. Miller that are exercisable within 60 days.

(15)	Consists of (1) 41,275 shares controlled by Mr. Mitchell, as trustee of the James A. Mitchell Trust; and (2) 18,500 shares underlying options granted to Mr. Mitchell that are exercisable within 60 days.

(16)	Consists of (1) 8,992 shares held by Mr. Smith, and (2) 15,500 shares underlying options granted to Mr. Smith that are exercisable within 60 days.

(17)	Consists of 5,000 shares underlying options granted to Mr. Taylor that are exercisable within 60 days.

(18)	Consists of (1) 250 shares held by Mr. Tukua, and (2) 15,000 shares underlying options granted to Mr. Tukua that are exercisable within 60 days.

(19)	Consists of 250 shares held by Ms. Taylor.

(20)	Includes (1) 816,821 shares underlying options granted to our directors and executive officers that are exercisable within 60 days, and (2) 14,151 shares held by the ESOP for the accounts of our executive officers.

(21)	Does not include 24,104 total shares being offered by the Stephen G. Shank 2004 Grantor Retained Annuity Trust and the Judith F. Shank 2004 Grantor Retained Annuity Trust.

(22)	Does not include 13,496 total over-allotment shares being offered by the Stephen G. Shank 2004 Grantor Retained Annuity Trust and the Judith F. Shank 2004 Grantor Retained Annuity Trust.

(23)	Does not include 1,504 shares being offered by Dana Offerman, Dr. Offerman’s wife.

(24)	Consists of 14,098 shares owned by Gabriel Abel.

(25)	Does not include 10,832 total shares being offered by Matthew Abel (Gabriel’s father), Lorraine Abel (Gabriel’s mother) and Matthew Abel as custodian for Julian Abel (Gabriel’s brother).

(26)	Consists of (1) 3,332 shares owned by Lorraine Abel, (2) 17,198 shares owned by Matthew Abel (Lorraine’s husband), (3) 14,098 shares owned by Julian Abel (Lorraine’s son) and (4) 14,098 shares owned by Gabriel Abel (Lorraine’s son).

(27)	Does not include 13,498 total shares being offered by Matthew Abel (Lorraine’s husband), Gabriel Abel (Lorraine’s son) and Matthew Abel as custodian for Julian Abel (Lorraine’s son).

(28)	Consists of (1) 17,198 shares owned by Matthew Abel, (2) 3,332 shares owned by Lorraine Abel (Matthew’s wife), (3) 14,098 shares owned by Julian Abel (Matthew’s son) and (4) 14,098 shares owned by Gabriel Abel (Matthew’s son).

(29)	Does not include 10,430 total shares being offered by Matthew Abel as custodian for Julian Abel (Matthew’s son), Lorraine Abel (Matthew’s wife) and Gabriel Abel (Matthew’s son).

(30)	Consists of (1) 1,100 shares over which Matthew Abel exercises voting and investment control as custodian for Julian Abel (Matthew’s son) under the Michigan Uniform Transfers to Minors Act, (2) 12,998 additional shares owned by Julian Abel, (3) 17,198 shares owned by Matthew Abel, (4) 3,332 shares owned by Lorraine Abel (Matthew’s wife), and (5) 14,098 shares owned by Gabriel Abel (Matthew’s son).

(31)	Does not include an aggregate of 15,730 shares being offered by Matthew Abel on his own behalf, Lorraine Abel (Matthew’s wife and Julian’s mother) and Gabriel Abel (Matthew’s son and Julian’s brother).

(32)	Consists of (1) 13,125 shares held by Mr. Austin, (2) 2,800 shares underlying options granted to Mr. Austin that are exercisable within 60 days and (3) 1,800 shares held by the ESOP for Mr. Austin’s account. Mr. Austin is a member of the Senior Faculty of Capella University.

(33)	Citigroup Global Markets Inc. exercises voting and investment power over these shares.

(34)	Consists of (1) 21,031 shares underlying options exercisable within 60 days granted to Mr. Clemens and (2) 1,589 shares held by the ESOP for Mr. Clemens’ account. Mr. Clemens is our Director of Events and Outreach Programs.

(35)	Consists of (1) 250 shares held by Ms. Drifka, (2) 16,907 shares underlying options granted to Ms. Drifka that are exercisable within 60 days and (3) 1,645 shares held by the ESOP for Ms. Drifka’s account. Ms. Drifka is our Vice President and Corporate Controller.

(36)	Tony Mayhew, vice president of the general partner of DRW Venture Partners LP, exercises voting and investment power over these shares.

(37)	Consists of (1) 67,941 shares held by Mr. Francis, (2) 1,875 shares underlying options granted to Mr. Francis that are exercisable within 60 days, and (3) 2,549 shares held by the ESOP for Mr. Francis’ account. Mr. Francis is a member of the Senior Faculty of Capella University.

(38)	Consists of (1) 4,496 shares held by Mr. Gaylord in his IRA account and (3) 2,409 shares held by the ESOP for Mr. Gaylord’s account. Mr. Gaylord served as our Vice President, Chief Financial Officer and Principal Accounting Officer prior to 2006.

(39)	Consists of (1) 42,025 shares underlying options granted to Mr. Henkel that are exercisable within 60 days and (3) 729 shares held by the ESOP for Mr. Henkel’s account. Mr. Henkel is our Vice President, Information Technology.

(40)	Consists of (1) 24,498 shares underlying options granted to Ms. Muehlbauer that are exercisable within 60 days and (3) 1,884 shares held by the ESOP for Ms. Muehlbauer ’s account. Ms. Muehlbauer is our Vice President, Advising and Learner Experience.

(41)	Consists of (1) 1,504 shares held by Ms. Offerman, (2) 4,496 shares held by Ms. Offerman’s husband, Dr. Michael Offerman, our Senior Vice President and the President of Capella University, (3) 126,734 shares underlying options granted to Dr. Offerman that are exercisable within 60 days, and (4) 2,559 shares held by the ESOP for Dr. Offerman’s account.

(42)	Does not include 50,000 shares being offered by Dr. Michael Offerman, Ms. Offerman’s husband.

(43)	Consists of (1) 4,496 shares held by Ms. Rausch, (2) 47,881 shares underlying options granted to Ms. Rausch that are exercisable within 60 days and (3) 2,793 shares held by the ESOP for Ms. Rausch’s account. Ms. Rausch is our Vice President, Human Resources.

(44)	Consists of (1) 20,000 shares held by Mr. Rossman, (2) 20,000 shares held by Maxine Rossman, Mr. Rossman’s wife, (3) 1,542 shares held by the ESOP for Mr. Rossman’s account, and (4) 1,118 shares held by the ESOP for Maxine Rossman’s account.

(45)	Does not include 7,500 shares being offered by Maxine Rossman, Mr. Rossman’s wife.

(46)	Consists of (1) 20,000 shares held by Ms. Rossman, (2) 20,000 shares held by Mark Rossman, Ms. Rossman’s husband, (3) 1,118 shares held by the ESOP for Ms. Rossman’s account, and (4) 1,542 shares held by the ESOP for Mark Rossman’s account.

(47)	Does not include 7,500 shares being offered by Mark Rossman, Ms. Rossman’s husband.

(48)	Susan Shank is the daughter of Stephen Shank, our Chairman and Chief Executive Officer and, as trustee of the trust, exercises voting and investment power over these shares.

(49)	Mary Shank Retzlaff is the daughter of Stephen Shank, our Chairman and Chief Executive Officer and, as trustee of the trust, exercises voting and investment power over these shares.

(50)	Consists of (1) 18,000 shares held by Mr. Smithmier, (2) 53,421 shares underlying options granted to Mr. Smithmier that are exercisable within 60 days and (3) 2,641 shares held by the ESOP for Mr. Smithmier’s account. Mr. Smithmier is our Vice President, Business Management.

(51)	The investment adviser of TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio is TH Lee, Putnam Capital Management, LLC. TH Lee, Putnam Capital Management, LLC is indirectly majority owned by Putnam, LLC, which is an indirectly owned subsidiary of Marsh & McLennan Companies, Inc., a company traded on the New York Stock Exchange. Marsh & McLennan Companies, Inc. and Putnam, LLC disclaim beneficial ownership of all such shares. The address of TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio is One Post Office Square, Boston, MA 02109. TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio is selling shares in this offering and is an affiliate of Putnam Retail Management Limited Partnership, a broker-dealer engaged in the distribution of affiliated mutual funds that is neither participating in this offering nor affiliated with the underwriting syndicate for this offering. TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio purchased its shares of our stock in the ordinary course of business, and at the time of its purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(52)	Michael Moe and Deborah Quazzo, the CEO and President, respectively, of ThinkEquity Investment Partners LLC, exercise voting and investment power over these shares.

(53)	Consists of (1) 39,061 shares underlying options granted to Mr. Thom that are exercisable within 60 days and (2) 1,037 shares held by the ESOP for Mr. Thom’s account. Mr. Thom is our Vice President, General Counsel and Secretary.

(54)	Consists of (1) 2,500 shares held by Ms. Viechnicki, (2) 41,907 shares underlying options granted to Ms. Viechnicki that are exercisable within 60 days and (3) 1,683 shares held by the ESOP for Ms. Viechnicki’s account. Ms. Viechnicki is the Provost of Capella University.

(55)	Consists of (1) 143,995 shares held by Mr. Weiss, (2) 4,496 shares held by UBS Financial Services as custodian of Mr. Weiss’s IRA account, over which Mr. Weiss exercises voting and investment power, and (3) 2,447 shares held by the ESOP for Ms. Weiss’s account.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of undesignated capital stock. As of March 31, 2007 no shares of preferred stock are issued or outstanding. Upon completion of this offering, each outstanding share of our common stock will be validly issued, fully paid and non-assessable. As of March 31, 2007, 2,180,423 shares of our common stock are reserved for issuance upon exercise of outstanding options (including 280,329 shares issuable by us upon the exercise of stock options by certain selling shareholders in connection with this offering).

The following description of the material provisions of our capital stock and our amended and restated articles of incorporation, amended and restated bylaws and other agreements with and among our shareholders is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our amended and restated articles of incorporation, amended and restated bylaws and other agreements. You should refer to our amended and restated articles of incorporation, amended and restated bylaws and related agreements as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of March 31, 2007, there were 16,028,300 shares of common stock outstanding, held of record by approximately 147 persons.

Voting Rights.  Holders of common stock are entitled to one vote per share on any matter to be voted upon by shareholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend Rights.  Subject to the prior rights of holders of preferred stock, for as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by the board of directors out of funds legally available for dividends. Other than the special distribution to be paid to existing shareholders upon consummation of this offering (as described elsewhere in this prospectus), we do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation Rights.  Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Undesignated Capital Stock

Under our amended and restated articles of incorporation, the board of directors has authority to issue the undesignated stock without shareholder approval. The board of directors may also determine or alter for each class of stock the voting powers, designations, preferences, and special rights, qualifications, limitations or restrictions as permitted by law. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Registration and Other Rights

As of March 31, 2007, the holders of 4,918,388 shares of common stock were entitled to certain rights with respect to the registration of these shares under the Securities Act of 1933.

We entered into a second amended and restated investor rights agreement with certain holders of our Class E preferred stock and Class G preferred stock on January 22, 2003. Pursuant to the second amended and restated investor rights agreement, certain holders of our Class E preferred stock and Class G preferred stock and any holder or holders of shares of our common stock equal to at least 10% of the shares of Class E preferred stock originally issued have the right, at any time six months after the completion of our initial public offering, to demand that we file a registration statement covering the offer and sale of the registrable shares so long as the registrable shares have an aggregate offering price of at least $1,000,000. We are obligated to effect up to two such registrations for certain shareholders. If we are eligible to file a registration on Form S-3, certain shareholders may request such registration, so long as the aggregate offering price of the shares will be at least $1,000,000. We are not obligated to register the eligible shares on Form S-3 on more than three occasions. In addition, certain shareholders have piggyback rights, which may require us to include their shares in our registration statement. The holders’ rights to request inclusion of shares in a registration statement are subject to the right of the underwriters of the offering to reduce the number of shares included if, in the good faith judgment of the underwriters, inclusion of the shares would jeopardize the success of the offering. The registrable shares covered under the investor rights agreement will cease to be registrable under the agreement (a) when such registrable shares are sold pursuant a registration statement, Section 4(1) of the Securities Act or Rule 144 under the Securities Act, (b) at such time as such registrable shares are eligible for sale under Rule 144(k) of the Securities Act or (c) when such registrable shares are sold and/or transferred not in accordance with the transfer provisions of the agreement. Of the total 4,652,062 registrable shares covered under the agreement as of March 31, 2007, 523,116 registrable shares are currently held by non-affiliates of the company and 4,128,946 shares are currently held by persons who may be deemed to be our affiliates. We have agreed to pay all expenses of the registration, excluding fees and expenses of holder’s counsel and any underwriting or selling commissions.

Provisions of Minnesota Law and Our Articles and Bylaws with Anti-Takeover Implications

In connection with this offering, we intend to amend and restate our articles of incorporation. Certain provisions of Minnesota law, our amended and restated articles of incorporation and our amended and restated bylaws may be deemed to have an anti-takeover effect or may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in the shareholder’s best interests, including those attempts that might result in a premium being paid over the market price for the shares held by a shareholder.

  Minnesota Law

Control Share Acquisitions.  We have opted not to be governed by the provisions of Section 302A.671 of the Minnesota Statutes. Section 302A.671 applies, with certain exceptions, to any acquisition of a corporation’s voting stock from a person other than the corporation, and other than in connection with certain mergers and exchanges to which the corporation is a party, that results in the acquiring person owning 20% or more of the corporation’s voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a majority vote of a corporation’s shareholders, excluding interested shares. In general, shares acquired without this approval are denied voting rights and can be called for redemption at their then fair market value by the corporation within 30 days after the acquiring person has failed to deliver a timely information statement to the corporation or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Business Combinations.  We are subject to the provisions of Section 302A.673 of the Minnesota Statutes. Section 302A.673 generally prohibits any business combination by a corporation, or any of its subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of the corporation’s voting shares within four years following the date the person became an interested shareholder, unless the business combination is approved by a committee composed solely of one or more disinterested members of the corporation’s board of directors before the date the person became an interested shareholder.

Takeover Offer.  We are subject to the provisions of Section 302A.675 of the Minnesota Statutes. Section 302A.675 generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror’s last purchase of the corporation’s shares pursuant to a takeover offer with respect to that class of shares, unless the corporation’s shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee composed solely of one or more disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.

Power to Acquire Shares.  We are subject to the provisions of Section 302A.553, subdivision 3, of the Minnesota Statutes. Section 302A.553, subdivision 3, prohibits a corporation from purchasing any voting shares owned for less than two years from a holder of more than 5% of its outstanding voting stock for more than the market value of the shares. Exceptions to this provision are provided if the share purchase is approved by a majority of the corporation’s shareholders or if the corporation makes a repurchase offer of equal or greater value to all shareholders.

  Articles of Incorporation and Bylaws

Our amended and restated articles of incorporation provide that the holders of our capital stock do not have cumulative voting rights or preemptive rights. Our amended and restated articles of incorporation also provide that the board of directors has the power to issue any or all of the shares of undesignated capital stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Our amended and restated bylaws provide that:

•	any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office;

•	any action required or permitted to be taken by the shareholders at a regular meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting;

•	special meetings of the shareholders may only be called by our chief executive officer, chief financial officer, our board of directors, any two or more members of our board of directors or holders of at least 10% of the voting power of all shares then entitled to vote; provided that any special meeting called by one or more shareholders to take action concerning a proposed business combination may be called only by holders of at least 25% of the voting power of all shares then entitled to vote; and

•	in order for any matter to be considered properly brought before a meeting, a shareholder must comply with requirements to provide advance notice to us.

The limitation on the filling of vacancies on the board of directors could make it difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us. The provisions relating to shareholder meetings could delay until the next shareholders’ meeting shareholder actions that are favored by the holders of a significant amount of shares of our outstanding voting stock.

Limitations of Director Liability

Our amended and restated articles of incorporation will limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Indemnification of Directors, Officers and Employees

Our amended and restated bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any of our directors, officers or employees made or threatened to be made a party to a proceeding by reason of that director’s, officer’s or employee’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such director, officer or employee is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

The Nasdaq Global Market

Our common stock trades on The Nasdaq Global Market under the symbol “CPLA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

SHARES ELIGIBLE FOR FUTURE SALE

We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of March 31, 2007, we will have 16,607,830 shares (or in the event the underwriter’s over-allotment option is exercised, 16,652,710 shares) of our common stock outstanding. Of these shares, 4,600,000 shares of our common stock sold in our November 2006 initial public offering and 3,485,000 shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, which would be subject to the limitations and restrictions described below. In addition, our Employee Stock Ownership Plan may under certain circumstances distribute to participants a portion of the shares that it holds (286,297 shares as of March 31, 2007). Depending upon the circumstances of any such distribution, the shares could be eligible for immediate resale. An additional 62,004 shares of our common stock may be sold at any time in the public market without restriction.

The remaining 8,174,529 shares of our common stock outstanding upon completion of this offering are deemed “restricted shares,” as that term is defined under Rule 144 of the Securities Act.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act, which rules are described below.

The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

•	174,513 shares either are already eligible for sale, or will become eligible for sale at various times after the date of this prospectus, pursuant to Rules 144, 144(k) and 701;

•	5,495,172 shares subject to lock-up agreements in connection with this offering will be eligible for sale at various times beginning 60 days (subject to an extension of no more than 34 days as a result of an earnings release by us or the occurrence of material news or a material event relating to us) after the date of this prospectus pursuant to Rules 144, 144(k) and 701;

•	2,264,269 shares subject to lock-up agreements in connection with this offering will be eligible for sale at various times beginning 90 days (subject to an extension of no more than 34 days as a result of an earnings release by us or the occurrence of material news or a material event relating to us) after the date of this prospectus pursuant to Rules 144, 144(k) and 701; and

•	240,575 shares subject to the lock-up agreements in connection with our initial public offering will be eligible for sale at various times beginning on May 25, 2007 pursuant to Rules 144, 144(k) and 701.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 166,078 shares immediately after this offering, or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701

Certain of our current and former directors, employees and consultants who acquired their shares in connection with awards pursuant to our 1993, 1999 and 2005 stock incentive plans, each of which is a written compensatory plan, are entitled to rely on the resale provisions of Rule 701 under the Securities Act of 1933. Under Rule 701, these shareholders, whether or not they are our affiliates, are permitted to sell the shares subject to Rule 701 without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell their Rule 701 shares without complying with the volume, notice or public information requirements of Rule 144 described above.

Registration on Form S-8

We filed registration statements on Form S-8 under the Securities Act of 1933 to register shares of common stock issuable under our 1993, 1999 and 2005 stock incentive plans. As a result, shares issued pursuant to our 1993, 1999 and 2005 stock incentive plans, including upon the exercise of stock options, are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates described above and the lock-up agreements described below. In addition, in the event that we decide to implement our Employee Stock Purchase Plan, referred to as the ESPP, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 to register shares of common stock issuable under the ESPP. Shares issued under the ESPP would then be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates described above and the lock-up agreements described below.

As of March 31, 2007:

•	116,558 shares of common stock were reserved pursuant to our 1993 Plan for future issuance in connection with the exercise of outstanding options previously awarded under this plan, and options with respect to 116,558 shares had vested;

•	1,001,551 shares of common stock were reserved pursuant to our 1999 Plan for future issuance in connection with the exercise of outstanding options previously awarded under this plan, and options with respect to 804,845 shares had vested;

•	1,062,314 shares of common stock were reserved pursuant to our 2005 Plan for future issuance in connection with the exercise of outstanding options previously awarded under this plan, and options with respect to 333,760 shares had vested; and

•	450,000 shares of common stock were reserved pursuant to our ESPP for future employee purchases under this plan.

Lock-Up Agreements

For a description of the lock-up agreements with the underwriters entered into in connection with this offering that restrict sales of shares by us, our directors and executive officers and certain of our other employees and shareholders, see the information under the heading “Underwriting.” In addition, we, our directors and executive officers and certain of our other employees and shareholders entered into lock-up agreements in connection with our initial public offering. The terms of those lock-up agreements are the same as the lock-up agreements entered into in connection with this offering and described under the heading “Underwriting,” except that the terms of the initial public offering lock-up agreements expire on May 8, 2007 (subject to an extension of no more than 34 days as a result of an earnings release by us or the occurrence of material news or a material event relating to us).

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading titled “Description of Capital Stock — Registration and Other Rights.”

U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder of our common stock other than the following:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Internal Revenue Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person in effect.

This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, generally property held for investment.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.

Dividends

In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty with respect to effectively connected dividends (subject to adjustment).

Gain on Sale or Other Disposition of Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation; and

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and various other conditions are met.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a United States office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated May 10, 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as the representative, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC	2,111,126
Piper Jaffray & Co	497,745
Robert W. Baird & Co. Incorporated	377,600
Stifel, Nicolaus & Company, Incorporated	291,781
Signal Hill Capital Group LLC	154,473
Barrington Research Associates, Inc.	52,275

Total	3,485,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and certain of the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 44,880 additional shares from us and 477,870 additional outstanding shares from such selling shareholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock to the public at the price on the cover page of this prospectus and to selling group members at that price less a selling concession of $.972 per share. After the offering, the representative may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.62	$1.62	$484,706	$557,411
Expenses payable by us	$2.31	$2.01	$691,805	$691,805
Underwriting Discounts and Commissions paid by selling shareholders	$1.62	$1.62	$5,160,994	$5,935,144

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives such extension in writing.

In connection with this offering, certain of our executive officers, directors and principal shareholders, as well as the selling shareholders, have entered into lock-up agreements pursuant to which they have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, as described below:

•	our directors and executive officers and certain of the selling shareholders (other than the selling shareholders identified below) have entered into lock-up agreements for a period of 90 days after the date of this prospectus, although Ms. Elizabeth Rausch, our Vice President, Human Resources, did not enter into a lock-up agreement as she has provided notice of her intention to leave our company on or about May 31, 2007 and Stephen Weiss also did not enter into a lock-up agreement;

•	the Salmon River and Insight entities and the entities affiliated with Technology Crossover Ventures have entered into lock-up agreements for a period of 60 days after the date of this prospectus; Mr. Lewis, one of our directors, is an affiliate of the Salmon River and Insight entities and Mr. Reynolds, one of our directors, is an affiliate of the entities affiliated with Technology Crossover Ventures; and

•	the Maveron entities, the Cherry Tree entities, the Forstmann Little entities, TH Lee, Putnam Investment Trust and Citigroup Global Markets Inc., as selling shareholders in this offering, have each entered into a lock-up agreement for a period of 60 days after the date of this prospectus with respect to that portion (if any) of the shares they currently hold which are not sold in this offering.

In the event that either (1) during the last 17 days of the “lock-up” period in any of the agreements described above, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives such extension in writing. However, the “lock-up” period will not be extended at any time at which our common stock are “actively traded securities,” as defined in Regulation M under the Securities and Exchange Act of 1934 and research reports under Rule 139 of the Securities Act may otherwise be issued with respect to the company.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses. Specifically, certain of the underwriters for this offering acted as underwriters for our initial public offering in November 2006.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, passive market making, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Capella Education Company at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the Securities and Exchange Commission a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act of 1933 for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.

You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the Securities and Exchange Commission at the public reference facilities of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

CAPELLA EDUCATION COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2005, and March 31, 2007 (unaudited)	F-3
Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004, and the three months ended March 31, 2007 and 2006 (unaudited)	F-4
Consolidated Statement of Shareholders’ Equity (Deficit) for the years ended December 31, 2006, 2005 and 2004, and the three months ended March 31, 2007 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004, and the three months ended March 31, 2007 and 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Capella Education Company

We have audited the accompanying consolidated balance sheets of Capella Education Company (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capella Education Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 — Summary of Significant Accounting Policies, to the Consolidated Financial Statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, using the modified prospective method.

Minneapolis, Minnesota
February 13, 2007

Capella Education Company

Consolidated Balance Sheets

	As of December 31,		As of
	2006	2005	March 31, 2007
			(unaudited)
	(In thousands, except par value)

ASSETS
Current assets:
Cash and cash equivalents	$22,491	$13,972	$23,373
Short-term marketable securities	65,170	58,161	67,465
Accounts receivable, net of allowance of $938 at 3/31/2007, $1,119 at 12/31/2006 and $1,299 at 12/31/2005	7,401	7,720	7,087
Prepaid expenses and other current assets	3,703	4,758	3,827
Deferred income taxes	1,800	1,243	1,797

Total current assets	100,565	85,854	103,549
Property and equipment, net	28,749	19,559	30,798
Deferred income taxes	—	1,149	—

Total assets	$129,314	$106,562	$134,347

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,113	$4,222	$1,934
Accrued liabilities	18,598	17,223	19,950
Income taxes payable	214	—	2,467
Deferred revenue	7,488	8,044	7,453
Notes payable and current portion of capital lease obligations	5	2,647	—

Total current liabilities	31,418	32,136	31,804
Deferred rent	1,813	2,366	1,656
Capital lease obligations	7	—	—
Deferred income taxes	2,331	—	2,181

Total liabilities	35,569	34,502	35,641
Redeemable preferred stock:
Class E Redeemable Convertible Preferred Stock, $0.01 par value:
Authorized shares — 2,596
Issued and outstanding shares — 0 at 3/31/2007 and 12/31/2006 and 2,596 at 12/31/2005	—	34,985	—
Class G Redeemable Convertible Preferred Stock, $0.01 par value:
Authorized shares — 2,185
Issued and outstanding shares — 0 at 3/31/2007 and 12/31/2006 and 2,185 at 12/31/2005	—	22,661	—

Total redeemable preferred stock	—	57,646	—
Shareholders’ equity:
Class A Convertible Preferred Stock, $1.00 par value:
Authorized shares — 3,000
Issued and outstanding shares — 0 at 3/31/2007 and 12/31/2006 and 2,810 at 12/31/2005	—	2,810	—
Class B Convertible Preferred Stock, $2.50 par value:
Authorized shares — 1,180
Issued and outstanding shares — 0 at 3/31/2007 and 12/31/2006 and 460 at 12/31/2005	—	1,150	—
Class D Convertible Preferred Stock, $4.50 par value:
Authorized shares — 1,022
Issued and outstanding shares — 0 at 3/31/2007 and 12/31/2006 and 1,022 at 12/31/2005	—	4,600	—
Common stock, $0.01 par value:
Authorized shares — 100,000
Issued and outstanding shares — 16,028 at 3/31/2007, 16,002 at 12/31/2006 and 2,431 at 12/31/2005	160	24	160
Additional paid-in capital	156,513	9,527	157,627
Accumulated other comprehensive income (loss)	(7)	(8)	(4)
Retained earnings (accumulated deficit)	(62,921)	(3,689)	(59,077)

Total shareholders’ equity	93,745	14,414	98,706

Total liabilities, redeemable preferred stock and shareholders’ equity	$129,314	$106,562	$134,347

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company

Consolidated Statements of Income

	Year Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
				(Unaudited)
	(In thousands, except per share amounts)

Revenues	$179,881	$149,240	$117,689	$52,824	$41,858
Costs and expenses:
Instructional costs and services	83,627	71,243	58,850	23,523	20,375
Marketing and promotional	56,646	45,623	35,089	18,320	14,309
General and administrative	21,765	17,501	13,885	5,981	5,290

Total costs and expenses	162,038	134,367	107,824	47,824	39,974

Operating income	17,843	14,873	9,865	5,000	1,884
Other income, net	4,472	2,306	724	1,092	916

Income before income taxes	22,315	17,179	10,589	6,092	2,800
Income tax expense (benefit)	8,904	6,929	(8,196)	2,248	1,158

Net income	$13,411	$10,250	$18,785	$3,844	$1,642

Net income per common share:
Basic	$1.09	$0.89	$1.68	$0.24	$0.14

Diluted	$1.06	$0.86	$1.62	$0.23	$0.14

Weighted average number of common shares outstanding:
Basic	12,271	11,476	11,189	16,015	11,653

Diluted	12,629	11,975	11,599	16,700	11,988

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company

Consolidated Statement of Shareholders’ Equity (Deficit)

	Class A		Class B		Class D						Accumulated	Retained
	Convertible		Convertible		Convertible				Additional		Other	Earnings/
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-In	Deferred	Comprehensive	(Accumulated		Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit)	Total	Income
	(In thousands)

Balance at December 31, 2003	2,810	$2,810	460	$1,150	1,022	$4,600	1,826	$18	$3,734	$(4)	$—	$(32,724)	$(20,416)
Exercise of stock options	—	—	—	—	—	—	205	2	856	—	—	—	858
Income tax benefits associated with stock-based compensation	—	—	—	—	—	—	—	—	150	—	—	—	150
Issuance of common stock to the Employee Stock Ownership Plan	—	—	—	—	—	—	47	—	641	—	—	—	641
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	4	—	—	4
Employee Stock Ownership Plan distribution	—	—	—	—	—	—	(4)	—	(27)	—	—	—	(27)
Net income	—	—	—	—	—	—	—	—	—	—	—	18,785	18,785	$18,785

Balance at December 31, 2004	2,810	2,810	460	1,150	1,022	4,600	2,074	20	5,354	—	—	(13,939)	(5)	$18,785

Exercise of stock options	—	—	—	—	—	—	52	1	277	—	—	—	278
Exercise of stock warrants	—	—	—	—	—	—	271	3	3,036	—	—	—	3,039
Issuance of common stock to the Employee Stock Ownership Plan	—	—	—	—	—	—	46	—	928	—	—	—	928
Employee Stock Ownership Plan distribution	—	—	—	—	—	—	(12)	—	(280)	—	—	—	(280)
Issuance of restricted stock	—	—	—	—	—	—	3	—	50	(50)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	19	—	—	19
Cancellation of restricted stock	—	—	—	—	—	—	(3)	—	(50)	31	—	—	(19)
Stock-based compensation		—	—	—	—	—	—	—	202	—	—	—	202
Income tax benefits associated with stock-based compensation	—	—	—	—	—	—	—	—	10	—	—	—	10
Net income	—	—	—	—	—	—	—	—	—	—	—	10,250	10,250	$10,250
Unrealized loss on marketable securities		—	—	—	—	—	—	—	—	—	(8)	—	(8)	(8)

Balance at December 31, 2005	2,810	2,810	460	1,150	1,022	4,600	2,431	24	9,527	—	(8)	(3,689)	14,414	$10,242

Exercise of stock options	—	—	—	—	—	—	99	1	797	—	—	—	798
Repurchase of stock options	—	—	—	—	—	—	—	—	(412)	—	—	—	(412)
Stock-based compensation	—	—	—	—	—	—	—	—	4,179	—	—	—	4,179
Income tax benefits associated with stock-based compensation	—	—	—	—	—	—	—	—	166	—	—	—	166
Employee Stock Ownership Plan contribution	—	—	—	—	—	—	62	1	1,240	—	—	—	1,241
Employee Stock Ownership Plan distribution	—	—	—	—	—	—	—	—	(6)	—	—	—	(6)
Issuance of common stock, net of underwriters’ commissions and offering costs	—	—	—	—	—	—	4,232	42	74,908	—	—	—	74,950
Conversion of convertible preferred stock	(2,810)	(2,810)	(460)	(1,150)	(1,022)	(4,600)	4,292	43	8,517	—	—	—	—
Conversion of redeemable convertible preferred stock	—	—	—	—	—	—	4,886	49	57,597	—	—	—	57,646
Payment of special distribution	—	—	—	—	—	—	—	—	—	—	—	(72,643)	(72,643)
Net Income	—	—	—	—	—	—	—	—	—	—	—	13,411	13,411	$13,411
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	—	1	—	1	1

Balance at December 31, 2006	—	—	—	—	—	—	16,002	160	156,513	—	(7)	(62,921)	93,745	$13,412

Exercise of stock options (unaudited)	—	—	—	—	—	—	26	—	329	—	—	—	329
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	684	—	—	—	684
Income tax benefits associated with stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	95	—	—	—	95
Reclassification of deferred initial public offering costs from prepaid expenses to equity (unaudited)	—	—	—	—	—	—	—	—	6	—	—	—	6
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	3,844	3,844	$3,844
Unrealized gain/loss on marketable securities (unaudited)	—	—	—	—	—	—	—	—	—	—	3	—	3	3

Balance at March 31, 2007 (unaudited)	—	$—	—	$—	—	$—	16,028	$160	$157,627	$—	$(4)	$(59,077)	$98,706	$3,847

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company

Consolidated Statements of Cash Flows

				Three Months Ended
	Year Ended December 31,			March 31,
	2006	2005	2004	2007	2006
	(In thousands)			(Unaudited)
				(In thousands)

Operating activities
Net income	$13,411	$10,250	$18,785	$3,844	$1,642
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for bad debts	2,855	2,263	1,376	700	421
Depreciation and amortization	8,195	6,474	5,454	2,410	2,059
Amortization of investment discount/premium	(366)	(158)	—	(65)	(38)
Gain on disposal of assets	—	(35)	—	—	—
Asset impairment	63	156	1,020	23	7
Stock-based compensation	4,179	—	—	684	784
Noncash equity-related expense	169	1,381	1,135	—	286
Excess tax benefits from stock-based compensation	(79)	—	—	(53)	—
Deferred income taxes	2,926	6,203	(8,445)	(150)	(178)
Changes in operating assets and liabilities:
Accounts receivable	(2,536)	(4,106)	(4,278)	(386)	138
Prepaid expenses and other assets	(627)	(409)	(1,905)	(118)	1,171
Accounts payable and accrued liabilities	1,274	3,329	268	(2,764)	(1,617)
Income taxes payable	546	(292)	140	2,348	1,308
Deferred rent	(553)	2,366	—	(157)	(136)
Deferred revenue	(556)	1,518	2,499	(35)	496

Net cash provided by operating activities	28,901	28,940	16,049	6,281	6,343
Investing activities
Capital expenditures	(15,354)	(9,079)	(7,541)	(3,556)	(3,818)
Purchases of marketable securities	(181,980)	(59,879)	(39,700)	(71,412)	(62,954)
Sales of marketable securities	175,340	46,360	35,050	69,188	61,159

Net cash used in investing activities	(21,994)	(22,598)	(12,191)	(5,780)	(5,613)
Financing activities
Payments of capital lease obligations and notes payable	(2,666)	(1,278)	(629)	(1)	(734)
Change in restricted cash	—	391	80	—	—
Excess tax benefits from stock-based compensation	79	—	—	53	—
Net proceeds from exercise and repurchase of stock options	386	278	858	329	(203)
Proceeds from exercise of warrants	—	3,039	—	—	—
Employee Stock Ownership Plan distributions	(6)	(280)	(27)	—	(10)
Net proceeds from issuance of common stock	76,462	—	—	—	—
Payment of special distribution	(72,643)	—	—	—	—

Net cash provided by (used in) financing activities	1,612	2,150	282	381	(947)

Net increase (decrease) in cash and cash equivalents	8,519	8,492	4,140	882	(217)
Cash and cash equivalents at beginning of period	13,972	5,480	1,340	22,491	13,972

Cash and cash equivalents at end of period	$22,491	$13,972	$5,480	$23,373	$13,755

Supplemental disclosures of cash flow information
Interest paid	$24	$23	$56	$—	$10

Income taxes paid	$5,433	$1,080	$109	$49	$27

Noncash transactions:
Purchase of equipment and increase in prepaid asset through proceeds from issuance of notes payable	$—	$3,595	$—	$—	$—

Purchase of equipment included in accounts payable and accrued liabilities	$2,078	$2,477	$1,445	$937	$261

Purchase of equipment through capital lease obligations	$16	$—	$—	$—	$16

Issuance of common stock to the Employee Stock Ownership Plan	$1,241	$928	$641	$—	$—

Reclassification of deferred initial public offering costs from prepaid expenses to equity	$1,512	$—	$—	$6	$—

Retirement of fixed assets financed through capital lease obligations	$—	$—	$—	$11	$—

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company

Notes to Consolidated Financial Statements
(In thousands, except per share data)

1.	Nature of Business

Capella Education Company (the Company) was incorporated on December 27, 1991. Through its wholly-owned subsidiary, Capella University (the University), the Company manages its business on the basis of one reportable segment. The University is an online post-secondary education services company that offers a variety of bachelor’s, master’s and doctoral degree programs primarily delivered to working adults. Capella University is accredited by The Higher Learning Commission and is a member of the North Central Association of Colleges and Schools (NCA).

2.	Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and the University, after elimination of all intercompany accounts and transactions.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2007, the consolidated statements of income and cash flows for the three months ended March 31, 2007 and 2006 and the consolidated statement of shareholders’ equity (deficit) for the three months ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2007 and 2006. The financial data and other information disclosed in these notes to the financial statements related to the three month periods are unaudited. The results of the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Revenue Recognition

The Company’s revenues consist of tuition, application and graduation fees and commissions we earn from bookstore and publication sales. Tuition revenue is deferred and recognized as revenue ratably over the period of instruction. Colloquia tuition revenue is recognized over the length of the colloquia, which ranges from two days to two weeks. Application fee revenue is deferred and recognized ratably over the average expected term of a learner at the University. Learners are billed a graduation fee upon applying for graduation for services provided in connection with evaluating compliance with graduation requirements. Graduation fee revenue is deferred and recognized ratably over the expected application assessment period for learners not expected to attend commencement ceremonies or over the period prior to the next commencement ceremony to account for learners who attend the ceremony. Deferred revenue represents the excess of tuition and fee payments received as compared to tuition and fees earned and is reflected as a current liability in the accompanying consolidated financial statements. The Company also receives commissions from a third-party bookstore based on sales of textbooks and related school materials to the Company’s learners. Commission revenue is recognized as it is earned in conjunction with sales of textbooks and related materials to the Company’s learners.

Cash and Cash Equivalents

The Company considers all highly liquid marketable securities with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at market value.

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

Marketable Securities

The Company accounts for marketable securities in accordance with the provisions of the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115). FAS 115 addresses the accounting and reporting for marketable fixed maturity and equity securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. All of the Company’s marketable securities are classified as available-for-sale as of December 31, 2006 and 2005. Available-for-sale marketable securities are carried at fair value as determined by quoted market prices, with unrealized gains and losses, net of tax, reported as a separate component of shareholders’ equity. Unrealized losses considered to be other-than-temporary are recognized currently in earnings. The cost of securities sold is based on the specific identification method. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. Included in marketable securities are certain auction rate and corporate debt securities that contain interest rate reset dates at regular intervals, allowing for the Company to liquidate the marketable securities within three months throughout the term of the contract. The Company classifies all marketable securities as current assets in accordance with Accounting Research Bulletin (ARB) No. 43, Restatement and Revision of Accounting Research Bulletins, because the assets are available to fund current operations.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its learners to make required payments. The Company determines its allowance for doubtful accounts amount based on an analysis of the accounts receivable detail and historical write-off experience. Bad debt expense is recorded as a general and administrative expense in the consolidated statement of income. The Company generally writes off accounts receivable balances deemed uncollectible prior to sending the accounts to collection agencies.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist primarily of marketable securities and accounts receivable.

Management believes that the credit risk related to marketable securities is limited due to the adherence to an investment policy that requires marketable securities to have a minimum Standard & Poor’s rating of A minus (or equivalent). All of the Company’s marketable securities as of December 31, 2006 and 2005 consist of cash equivalents and investments rated A minus or higher, further limiting the Company’s credit risk related to marketable securities.

Management believes that the credit risk related to accounts receivable is limited due to the large number and diversity of learners that principally comprise the Company’s customer base. The Company’s credit risk with respect to these accounts receivable is mitigated through the participation of a majority of the learners in federally funded financial aid programs.

Approximately 71%, 67% and 64% of the Company’s revenues (calculated on a cash basis) were collected from funds distributed under Title IV Programs of the Higher Education Act (Title IV Programs) for the years ended December 31, 2006, 2005 and 2004, respectively. The financial aid and assistance programs are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels.

Extensive and complex regulations govern the financial assistance programs in which the Company’s learners participate. The Company’s administration of these programs is periodically reviewed by various

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

regulatory agencies. Any regulatory violation could be the basis for the initiation of potential adverse actions, including a suspension, limitation, or termination proceeding, which could have a material adverse effect on the Company.

If the University were to lose its eligibility to participate in federal student financial aid programs, the learners at the University would lose access to funds derived from those programs and would have to seek alternative sources of funds to pay their tuition and fees. See Note 15 for further information on the regulatory environment in which the Company operates.

Property and Equipment

Property and equipment are stated at cost. Computer software is included in property and equipment and consists of purchased software, capitalized Web site development costs and internally developed software. Capitalized Web site development costs consist mainly of salaries and outside development fees directly related to Web sites and various databases. Web site content development is expensed as incurred. Internally developed software represents qualifying salary and consulting costs for time spent on developing internal use software in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as follows:

Computer equipment	2-3 years
Furniture and office equipment	5-7 years
Computer software	3-7 years

Leasehold improvements and assets recorded under capital leases are amortized over the related lease term or estimated useful life, whichever is shorter.

Income Taxes

The Company accounts for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109). FAS 109 prescribes the use of the asset and liability method to compute the differences between the tax bases of assets and liabilities and the related financial amounts using currently enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized.

The Company’s effective income tax rate for the three months ended March 31, 2007 was approximately 36.9% versus 41.4% for the three months ended March 31, 2006. The decrease in the effective tax rate in 2007 from 2006 was primarily due to the increased use of tax-exempt investments, a decrease in the impact of non-deductible FAS 123(R) stock-based compensation expense for incentive stock options and a decrease in the amount of non-deductible meals and entertainment expenses.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (FIN 48) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, the Company had $269 of total gross unrecognized tax benefits. Of this total, $175 (net of the federal benefit on state issues), represents the amount of unrecognized tax benefits that, if recognized, would favorably affect its effective tax rate in any future periods. There were no material adjustments for the unrecognized income tax benefits in the first quarter of 2007.

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. Currently, no jurisdictions are under examination.

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

The Company continues to recognize interest and penalties related to uncertain tax positions in income tax expense. Upon adoption of FIN 48, the Company had less than $1 of accrued interest related to uncertain tax positions.

For federal purposes, tax years 1995-2006 remain open to examination as a result of earlier net operating losses being utilized in recent years. The statute of limitations remains open on the earlier years for three years subsequent to the utilization of net operating losses. For state purposes, the statute of limitations remains open in a similar manner for states that have generated net operating losses.

The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within twelve months of adoption. Immaterial amounts of interest expense will continue to accrue. In September of 2007, the statute of limitations will expire on federal issues related to tax years 1995-1997. The Company does not believe that this will have a material impact on the unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Contingencies

The Company accrues for costs associated with contingencies including, but not limited to, regulatory compliance and legal matters when such costs are probable and reasonably estimable. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved. The Company bases these accruals on management’s estimate of such costs, which may vary from the ultimate cost and expenses associated with any such contingency.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company recorded impairment charges of $63, $156 and $1,020 during 2006, 2005 and 2004, respectively.

The impairment charges primarily consist of the write-off of previously capitalized internal software development costs for software projects that were abandoned. These charges are recorded in general and administrative expenses in the consolidated statements of income.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for 2006, 2005 and 2004 were $30,307, $22,859 and $17,825, respectively.

Net Income Per Common Share

Basic net income per common share is based on the weighted average number of shares of common stock outstanding during the period and, since our preferred stock participated in receipt of dividends

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

equally to common stockholders, also reflects the dilutive effects of the outstanding shares of our preferred stock. Diluted net income per common share increases the shares used in the per share calculation by the dilutive effects of options and warrants.

The table below is a reconciliation of the numerator and denominator in the basic and diluted net income per common share calculation.

	Year Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
				(Unaudited)

Numerator:
Net income	$13,411	$10,250	$18,785	$3,844	$1,642
Denominator:
Denominator for basic net income per common share — weighted average shares outstanding	12,271	11,476	11,189	16,015	11,653
Effect of dilutive stock options and warrants	358	499	410	685	335

Denominator for diluted net income per common share	12,629	11,975	11,599	16,700	11,988

Basic net income per common share	$1.09	$0.89	$1.68	$0.24	$0.14
Diluted net income per common share	$1.06	$0.86	$1.62	$0.23	$0.14

Options to purchase 728, 0 and 206 common shares, respectively, were outstanding but not included in the computation of diluted net income per common share in 2006, 2005 and 2004, respectively, because their effect would be antidilutive. Options to purchase 12 and 470 common shares, respectively, were outstanding but not included in the computation of diluted net income per common share for the three months ended March 31, 2007 and 2006, respectively, because their effect would be antidilutive. The incremental shares included for the effect of dilutive stock options do not include assumed tax benefits related to non-qualified stock options until the fourth quarter of 2004, which is the first period the Company had not fully reserved for its net deferred tax assets with a valuation allowance.

Deferred Initial Public Offering Costs

The Company had deferred approximately $1,512 of costs that were directly attributable to its initial public offering of common stock as of December 31, 2005. Such costs were deferred as of December 31, 2005 since the registration process was expected to be completed in 2006. The deferred offering costs were included in prepaid expenses and other current assets in the consolidated balance sheet in 2005. Upon completion of the Company’s initial public offering in November 2006, all deferred initial public offering costs were included in additional paid-in capital as a reduction to the initial public offering proceeds.

The Company has deferred approximately $318 of costs that are directly attributable to its pending follow-on offering of common stock as of March 31, 2007. The deferred offering costs are included in prepaid expenses and other current assets in the consolidated balance sheet.

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

Comprehensive Income

Comprehensive income includes net income and all changes in the Company’s equity during a period from non-owner sources which consists exclusively of unrealized gains and losses on available-for-sale marketable securities.

Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-based Payment (FAS 123(R)), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R) eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead requires that such transactions be recognized and reflected in the Company’s consolidated financial statements using a fair-value-based method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107), relating to FAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

The Company adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. The consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of FAS 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for the years ended December 31, 2005 and 2004 have not been restated to reflect, and do not include, the impact of FAS 123(R).

Prior to the adoption of FAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statements of income because the exercise price of stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. The Company recognized stock-based compensation of $202 in 2005, related to a modification of the terms of specific stock options. See Note 12 for pro forma information had compensation expense been determined based on the fair value of options at grant dates computed in accordance with FAS 123.

As a result of adopting FAS 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006 are $4,179 and $3,104 lower, respectively, than if the Company had continued to account for stock-based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 are $0.26 and $0.25 lower, respectively, than if the Company had continued to account for stock-based compensation under APB 25.

Prior to the adoption of FAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. FAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $79 excess tax benefit classified as a financing cash inflow for the year ended December 31, 2006 would have been classified as an operating cash inflow if the company had not adopted FAS 123(R).

New Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The impact of adopting FIN 48 was immaterial to the Company’s financial condition and results of operations. See Note 2 — Income Taxes for more information on the adoption of FIN 48.

3.	Marketable Securities

The following is a summary of available-for-sale securities:

	December 31, 2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Auction rate	$35,100	$—	$—	$35,100
Corporate debt	29,282	6	(16)	29,272
U.S. Agency	799	—	(1)	798

Total	$65,181	$6	$(17)	$65,170

	December 31, 2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Auction rate	$44,775	$—	$—	$44,775
Corporate debt	8,550	2	(8)	8,544
U.S. Agency	4,851	—	(9)	4,842

Total	$58,176	$2	$(17)	$58,161

The unrealized gains and losses on the Company’s investments in U.S. agency and corporate debt were caused by interest rate changes. The cash flows of the agency instruments are guaranteed by an agency of the U.S. government while corporate securities are backed by the issuing company’s credit worthiness. It is expected that the securities would not be settled at a price less than the amortized cost of the Company’s marketable securities and, therefore, the Company does not consider those investments to be other-than-temporarily impaired as of December 31, 2006.

The remaining contractual maturities of the Company’s marketable securities are shown below:

	As of December 31,
	2006	2005

Due in one year or less	$13,575	$11,382
Due in one to five years	8,426	2,004
Due after ten years	43,169	44,775

	$65,170	$58,161

Included in marketable securities are certain auction rate and corporate debt securities that contain interest rate reset dates at regular intervals, allowing for the Company to liquidate the marketable securities within three months throughout the term of the contract. The Company classifies all marketable securities

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

as current assets in accordance with Accounting Research Bulletin (ARB) No. 43, Restatement and Revision of Accounting Research Bulletins, because the assets are available to fund current operations.

Gross realized gains and losses resulting from the sale of available-for-sale securities were $6 and $5, respectively, in 2006. Gross realized gains and losses resulting from the sale of available-for-sale securities were zero in 2005 and 2004.

4.	Property and Equipment

Property and equipment consist of the following:

	As of December 31,
	2006	2005

Computer software	$30,871	$18,469
Computer equipment	12,531	10,235
Furniture and office equipment	8,059	6,612
Leasehold improvements	1,975	1,318

	53,436	36,634
Less accumulated depreciation and amortization	(24,687)	(17,075)

Property and equipment, net	$28,749	$19,559

5.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,		As of March 31,
	2006	2005	2007
			(unaudited)

Accrued instructional fees	$4,470	$3,189	$4,192
Accrued compensation and benefits	3,618	4,510	4,574
Accrued vacation	1,047	1,386	1,266
Customer deposits	1,218	1,010	1,215
Other	8,245	7,128	8,703

	$18,598	$17,223	$19,950

6.	Financing Arrangements

The Company entered into an unsecured $10,000 line of credit in August 2004 with Wells Fargo Bank. The line of credit has an expiration date of June 30, 2007. Any borrowings under the line of credit would bear interest at a rate of either LIBOR plus 2.5% or the Bank’s prime rate, at the Company’s discretion on the borrowing date. There have been no borrowings to date under the line of credit.

The Company entered into agreements in 2005 to borrow $3,595 to finance asset purchases related to its enterprise resource planning system. The notes were repaid in full in 2006.

7.	Operating and Capital Lease Obligations

The Company leases its office facilities and certain office equipment under various noncancelable lease arrangements, which have been accounted for as operating or capital leases, as appropriate.

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

Future minimum lease commitments under the leases as of December 31, 2006, are as follows:

	Capital	Operating

2007	$5	$2,773
2008	5	2,803
2009	2	2,305
2010	—	1,864
2011	—	—

Total minimum payments	$12	$9,745

Less amount representing interest	—
Present value of net minimum payments	12
Less current portion	(5)

Long-term portion of capital lease obligations	$7

Assets under capital leases with a cost of $16 and $92 and accumulated depreciation of $4 and $85 at December 31, 2006 and 2005, respectively, are included in computer equipment, furniture and office equipment, and computer software (see Note 4). Amortization of the related lease assets is included with depreciation expense.

The Company recognizes rent expense on a straight-line basis over the term of the lease, although the lease may include escalation clauses that provide for lower rent payments at the start of the lease term and higher lease payments at the end of the lease term. Cash or lease incentives received from lessors are recognized on a straight-line basis as a reduction to rent from the date the Company takes possession of the property through the end of the lease term. The Company records the unamortized portion of the incentive as a part of deferred rent, in accrued liabilities or long-term liabilities, as appropriate.

Total rent expense and related taxes and operating expenses under operating leases for the years ended December 2006, 2005 and 2004 were $5,369, $5,036, and $2,940, respectively.

8.	Litigation

In the ordinary conduct of business, the Company is subject to various lawsuits and claims covering a wide range of matters, including, but not limited to, claims involving learners or graduates and routine employment matters. The Company does not believe that the outcome of any pending claims will have a material adverse impact on its consolidated financial position or results of operations.

9.	Common Stock

On November 10, 2006, the Company sold 3,632 shares of common stock and the selling shareholders sold 368 shares of common stock in an initial public offering for $63,790 in net cash proceeds, after deducting underwriting commission and offering expenses of $8,853. On November 13, 2006, the underwriters exercised their over-allotment option in full to purchase 600 shares of common stock for $11,160 in net cash proceeds, after deducting underwriter commission of $840. Upon completion of the initial public offering, the Company paid a special distribution in the amount of $72,643, which is equal to the total gross proceeds from the sale of common stock by the Company in the offering, not including the proceeds received by the Company from the underwriters’ exercise of their over-allotment option. The special distribution was paid on an as if converted basis to the common, preferred, and redeemable preferred shareholders of record as of October 3, 2006.

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

Each class of the Company’s preferred and redeemable preferred stock was converted to common stock upon the consummation of the initial public offering.

The Company amended its articles of incorporation, effective upon the completion of the initial public offering, to change the par value of its common stock from $0.10 per share to $0.01 per share. The consolidated financial statements have been retroactively adjusted for the change in par value.

10.	Preferred Stock

As of December 31, 2005, including the redeemable preferred stock in Note 11, the Company was authorized to issue 13,000 shares of preferred stock, of which 3,017 shares were available for issuance.

The Class A, Class B and Class D preferred stock had certain voting and registration rights and had preference over common stock upon liquidation. The Class B and Class D shares ranked equal to each other and to the Class E and Class G shares, and all ranked senior to the Class A shares with respect to liquidation preference.

The holders of convertible preferred stock were entitled to receive dividends in an amount determined by the Board of Directors, if declared by the Board of Directors. However, in no event would any dividend have been paid on any common shares unless equal or greater dividends were paid on the convertible preferred shares on an as if converted basis.

The convertible preferred stock was convertible at any time into shares of common stock at the option of the shareholder. The conversion price was subject to adjustments related to any stock splits, dividends, sales of common stock, or merger of the Company. The convertible preferred stock was converted into common stock upon the closing of the initial public offering in November 2006.

11.	Redeemable Preferred Stock

The Class E and Class G redeemable convertible preferred stock had certain voting and registration rights and had preference over common stock upon liquidation. The Class E and Class G shares ranked equal to each other and to the Class B and Class D shares, and all ranked senior to the Class A shares with respect to liquidation preference.

The holders of redeemable convertible preferred stock were entitled to receive dividends in an amount determined by the Board of Directors, if declared by the Board of Directors. However, in no event would any dividend have been paid on any common shares unless equal or greater dividends were paid on the redeemable convertible preferred shares on an as if converted basis.

The redeemable convertible preferred stock was convertible at any time into shares of common stock at the option of the shareholder. The conversion price was subject to adjustments related to any stock splits, dividends, sales of common stock, or merger of the Company. The redeemable convertible preferred stock was converted into common stock upon the closing of the initial public offering in November 2006.

12.	Stock-Based Compensation

The Company has three stock-based compensation plans, which are described below. The compensation cost charged against income during the year ended December 31, 2006 for those plans was $2,614 for service-based stock options and $1,565 for performance-based stock options. The total income tax benefit recognized in the statement of income for stock-based compensation arrangements during the year ended December 31, 2006 was $492 for service-based stock options and $583 for performance-based stock options. The compensation cost charged against income during the three months ended March 31, 2007 for those plans was $684. The compensation cost charged against income during the three months ended March 31,

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

2006 was $784, which included $295 for performance-based stock options. The total income tax benefit recognized in the statement of income for stock-based compensation arrangements during the three months ended March 31, 2007 was $150. The total income tax benefit during the three months ended March 31, 2006 was $67 for service-based stock options and $111 for performance-based stock options.

Stock-based compensation plans

During 2005, the Company implemented a stock option plan that includes both incentive stock options and non-qualified stock options to be granted to employees, directors, officers, and others (the 2005 Plan). On May 25, 2006 the Board of Directors approved a change to the Company’s stock option policy in which the Company will only issue non-qualified stock options for future grants. At December 31, 2006, the maximum number of shares of common stock reserved under the 2005 Plan is 3,013 shares. The Board of Directors establishes the terms and conditions of all stock option grants, subject to the 2005 Plan and applicable provisions of the Internal Revenue Code (the Code). Under the 2005 Plan, options must be granted at an exercise price not less than the fair market value of the Company’s common stock on the grant date. Prior to the initial public offering in November 2006, the valuation used to determine the fair market value of the Company’s common stock at each grant date was performed internally and contemporaneously with the issuance of the options. The options expire on the date determined by the Board of Directors but may not extend more than ten years from the grant date for options granted prior to August 2, 2006. On August 2, 2006 the Board of Directors approved a change to the Company’s stock option policy to shorten the contractual term from ten years to seven years for future grants. The options generally become exercisable over a four-year period. Canceled options become available for reissuance under the 2005 Plan.

The Company has also issued stock options under two discontinued plans (the 1993 and 1999 Plans). Stock options issued pursuant to the 1993 and 1999 Plans are still outstanding; however, unexercised options that are canceled upon termination of employment are not available for reissuance.

During the year ended December 31, 2006, the Company granted performance-based stock options to purchase 255 shares of common stock in lieu of a portion of the cash bonus under the Company’s 2006 Annual Incentive Plan for Management Employees. On December 31, 2006, 74.5% of these stock options ultimately vested based on meeting certain performance thresholds related to planned revenue and operating income. The remaining 25.5% of these performance-based stock options were canceled.

Stock-based compensation expense recognized in the Company’s consolidated statements of income during the year ended December 31, 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of FAS 123 and compensation expense for the stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R). As stock-based compensation expense recognized in the consolidated statements of income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under FAS 123 for the periods prior to fiscal 2006, the calculation of pro forma expense also reflects estimates of forfeitures which are adjusted in subsequent periods as actual forfeitures differ from the original estimates.

The Company’s determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

Company’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors.

Option activity is summarized as follows:

				Weighted-
		Plan Options		Average
	Available	Outstanding		Exercise Price
Service-based Stock Options	for Grant	Incentive	Non-Qualified	per Share

Balance, December 31, 2005	1,318	1,120	594	$14.67
Granted	(573)	107	466	20.00
Exercised	—	(119)	(3)	10.25
Canceled	23	(130)	(47)	14.56
Shares reserved for issuance	1,400	—	—	—

Balance, December 31, 2006(a)	2,168	978	1,010	$16.46
Granted	(28)	—	28	31.08
Exercised	—	(23)	(3)	12.67
Canceled	—	(1)	—	11.71

Balance, March 31, 2007 (unaudited)(b)	2,140	954	1,035	16.71

(a)	The total available for grant, after deducting the 190 outstanding performance-based stock options, was 1,978.

(b)	The total available for grant, after deducting the 190 outstanding performance-based stock options, was 1,950.

			Weighted
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
Service-based Stock Options	Shares	Price	Term	Value

Balance, December 31, 2006	1,988	$16.46	6.8	$15,500
Vested and expected to vest, December 3, 2006	1,908	$16.32	6.7	$15,125
Exercisable, December 31, 2006	1,033	$13.94	5.6	$10,652

		Weighted-	Average	Weighted-
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
Service-based Stock Options	Shares	Price	Term	Value

Balance at March 31, 2007 (unaudited)	1,989	$16.71	6.6	$33,487
Vested and expected to vest, March 31, 2007 (unaudited)	1,918	$16.58	6.5	$32,523
Exercisable, March 31, 2007 (unaudited)	1,065	$14.26	5.5	$20,534

The aggregate intrinsic value in the tables above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last day of the period and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006 and March 31, 2007. The amount of aggregate intrinsic value will change based on the fair market value of the Company’s stock.

During the year ended December 31, 2006, the Company granted performance-based stock options to purchase 255 shares of common stock at a weighted-average exercise price per share of $20.00. At

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

December 31, 2006, 74.5% of these performance-based stock options vested and were exercisable based on meeting certain performance thresholds related to planned revenue and income before income taxes. The remaining 25.5% of these performance-based stock options were canceled. These options had a weighted-average remaining contractual life of 9.1 years and an aggregate intrinsic value of $809 at December 31, 2006. These options had a weighted-average remaining contractual life of 8.9 years and an aggregate intrinsic value of $2,577 at March 31, 2007.

The following table summarizes information regarding all stock option exercises for the periods indicated:

	Year Ended	Three Months
	December 31, 2006	Ended March 31, 2007
		(unaudited)

Proceeds from stock options exercised	$798	$329
Tax benefits related to stock options exercised	166	95
Intrinsic value of stock options exercised	1,357	477

Intrinsic value of stock options exercised is estimated by taking the difference between the Company’s closing stock price on the date of exercise and the exercise price, multiplied by the number of options exercised for each option holder and then aggregated.

The table below reflects our stock-based compensation expense recognized in the consolidated statements of income:

		Three Months
	Year Ended	Ended March 31,
	December 31, 2006	2007	2006
		(unaudited)

Instructional costs and services	$748	$250	$190
Marketing and promotional	357	123	98
General and administrative	3,074	311	496

Stock-based compensation expense included in operating income	4,179	684	784
Tax benefit	1,075	150	178

Stock-based compensation expense, net of tax	$3,104	$534	$606

As of December 31, 2006, total compensation cost related to non vested service-based stock options not yet recognized was $6,710, which is expected to be recognized over the next 32 months on a weighted-average basis.

As of March 31, 2007, total compensation cost related to nonvested service-based stock options not yet recognized was $6,354, which is expected to be recognized over the next 30 months on a weighted-average basis.

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

Prior to January 1, 2006, had compensation expense been determined based on the fair value of the options at grant dates computed in accordance with FAS 123, the pro forma amounts would be as follows:

	Year Ended
	December 31,
	2005	2004

Net income	$10,250	$18,785
Stock-based compensation expense included in net income as reported	202	4
Compensation expense determined under fair- value-based method, net of tax	(1,966)	(2,154)

Pro forma net income	$8,486	$16,635

Net income per common share:
Basic — as reported	$0.89	$1.68
Basic — pro forma	$0.74	$1.49
Diluted — as reported	$0.86	$1.62
Diluted — pro forma	$0.71	$1.45

The fair value of our service-based stock options was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,			Three Months
		2005	2004	Ended March 31,
	2006	(Pro Forma)	(Pro Forma)	2007	2006

Expected life (in years)(1)	4.25-6.25	6.0	6.0	4.75	6.25
Expected volatility(2)	45.6%	38.5%	44.1%	45.3%	45.6%
Risk-free interest rate(3)	4.4-5.1%	3.9-4.4%	3.9%	4.7%	4.4-4.8%
Dividend yield(4)	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted-average fair value of options granted	$9.84	$8.87	$8.54	$13.88	$10.22

(1)	For the year ended December 31, 2006 and the three months ended March 31, 2007 and 2006, the expected option life was determined using the simplified method for estimating expected option life for service-based stock options. Prior to the year ended December 31, 2006, the expected option life was based on the average expected option life experienced by our peer group of post-secondary education companies.

(2)	As the Company’s stock had not been publicly traded prior to November 2006, the expected volatility assumption for the year ended December 31, 2006 reflects a detailed evaluation of the stock price of its peer group of public post-secondary education companies for a period equal to the expected life of the options, starting from the date they went public. Prior to the year ended December 31, 2006 the expected volatility assumption reflects the public disclosures of the Company’s peer group of post-secondary education companies.

(3)	The risk-free interest rate assumption is based upon the U.S. Treasury zero coupon yield curve on the grant date for a maturity similar to the expected life of the options.

(4)	The dividend yield assumption is based on the Company’s history and expectation of regular dividend payments.

The assumptions discussed above were also used to value the performance-based stock options granted during the year ended December 31, 2006 except for the expected life, which was four years. The expected

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

option life for performance-based stock options was determined based on the evaluation of certain qualitative factors including the Company’s historical experience and the Company’s competitors’ historical experience. The weighted-average fair value of performance-based stock options granted was $8.22.

13.	Warrants

In June 1998, the Company issued warrants to purchase 5 shares of common stock at $4.50 per share to an officer of the Company for personally guaranteeing a note. These warrants were exercised during 2005. The estimated fair value assigned to these warrants was deemed to be immaterial.

In addition, in 1998, the Company issued warrants to purchase 10 and 131 shares of common stock at $4.50 and $5.40 per share, respectively, in connection with the issuance of the Class D Convertible Preferred Stock. During 2005, 131 warrants were exercised and the remaining 10 warrants expired.

In May 2000, the Company issued warrants to purchase 135 shares of common stock at $17.10 per share in connection with the issuance of the Class E Redeemable Convertible Preferred Stock. These warrants were exercised during 2005.

14.	Income Taxes

The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities is principally dependent upon achievement of projected future taxable income. Given the uncertainty of future taxable income, the Company had provided a valuation allowance for all net deferred tax assets for all periods prior to 2004. Because the Company achieved three years of cumulative taxable income in 2004 and expected profitability in future years, the Company concluded in 2004 that it is more likely than not that all of its net deferred tax assets will be realized. As a result, in accordance with FAS 109, the valuation allowance applied to such net deferred tax assets of $12,863 at December 31, 2003, was reversed during the year ended December 31, 2004.

At December 31, 2006, the Company had a net operating loss carryforward of approximately $4,379 for state income tax purposes that is available to offset future taxable income. The net operating loss carryforwards expire at various dates through 2022. The Company’s current federal tax provisions in 2005 and 2004 represent recognition of alternative minimum tax due for the respective periods.

The components of income tax expense (benefit) are as follows:

	Year Ended December 31,
	2006	2005	2004

Current:
Federal	$5,670	$345	$187
State	312	381	62
Deferred	2,922	6,203	(8,445)

	$8,904	$6,929	$(8,196)

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows:

	Year Ended December 31,
	2006	2005	2004

Statutory rate	35.0%	35.0%	35.0%
State income taxes	2.6	2.6	3.5
FAS 123R expense related to incentive stock options	2.0	—	—
Other	0.3	2.7	2.0
Change in rate applied to deferred tax assets and liabilities	—	—	3.6
Change in valuation allowance	—	—	(121.5)

	39.9%	40.3%	(77.4)%

Significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

	As of December 31,
	2006	2005

Deferred tax assets:
Net operating loss carryforwards	$179	$1,878
Accounts receivable	419	489
Alternative minimum tax credit	87	646
Goodwill	75	89
Accrued liabilities	2,179	1,810
Nonqualified stock options	1,075	—
Other	3	5

	4,017	4,917
Deferred tax liabilities:
Property and equipment	(4,548)	(2,525)

	(4,548)	(2,525)

Net deferred tax asset (liability)	$(531)	$2,392

The Company adjusted the federal and state income tax rates used to record its net deferred tax assets in 2004 based upon an updated evaluation of the income tax benefits that will likely exist when the net deferred tax assets are realized on future tax returns. During 2006 and 2005, the Company also recorded tax benefits of approximately $166 and $10 directly to additional paid-in capital related to the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options.

15.	Regulatory Supervision and Oversight

The University is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act (HEA) and the regulations promulgated thereunder by the U.S. Department of Education (DOE) subject the University to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy to participate in the various types of federal learner financial assistance under Title IV Programs.

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

To participate in the Title IV Programs, an institution must be authorized to offer its programs of instruction by the relevant agencies of the state in which it is located, accredited by an accrediting agency recognized by the DOE and certified as eligible by the DOE. The DOE will certify an institution to participate in the Title IV Programs only after the institution has demonstrated compliance with the HEA and the DOE’s extensive academic, administrative, and financial regulations regarding institutional eligibility. An institution must also demonstrate its compliance with these requirements to the DOE on an ongoing basis.

The Company performs periodic reviews of its compliance with the various applicable regulatory requirements. The Company has not been notified by any of the various regulatory agencies of any significant noncompliance matters that would adversely impact its ability to participate in Title IV programs, however, the Office of Inspector General (the OIG) of the Department of Education has informed the Company that it is conducting a compliance audit of the University. The OIG is responsible for, among other things, promoting the effectiveness and integrity of the Department of Education’s programs and operations. The audit commenced on April 10, 2006 and since then the Company has been periodically providing the OIG with information, responding to follow up inquiries and facilitating site visits and access to the Company’s records. The OIG completed its field work in January 2007 and the Company expects to receive a draft report sometime in 2007. Based on the field auditors’ preliminary audit exceptions, which is a preliminary list of issues regarding Capella University’s compliance with Title IV rules and requirements, and our verbal communications with the OIG audit staff, the Company believes that the most significant potential financial exposure from the audit pertains to repayments to the Department of Education that could be required if the OIG concludes that the Company did not properly calculate the amount of Title IV funds required to be returned for learners that withdrew from Capella University without providing an official notification of such withdrawal and without engaging in academic activity prior to such withdrawal. If it is determined that we improperly withheld any portion of these funds, we would be required to return the improperly withheld funds. For the three year audit period, and for the 2005-2006 aid year, we estimate that the total amount of Title IV funds not returned for learners who withdrew without providing official notification was less than $1.0 million, including interest, but not including fines and penalties.

Political and budgetary concerns significantly affect the Title IV Programs. Congress reauthorizes the HEA and other laws governing Title IV Programs approximately every five to eight years. The last reauthorization of the HEA was completed in 1998. Although the process for reauthorization of the HEA is underway, there is no assurance on when or if it will be completed. Because reauthorization has not yet been completed in a timely manner, Congress has extended the current provisions of the HEA through June 30, 2007. Additionally, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations processes. As of December 31, 2006, programs in which the Company’s learners participate are operative and sufficiently funded.

As an exclusively online university, the “50% Rule,” enacted in 1992, would preclude the Company’s learners from participating in Title IV programs. However, the 50% Rule was repealed (effective July 1, 2006) as part of the Higher Education Reconciliation Act, which was part of the Deficit Reduction Act signed into law by President Bush on February 8, 2006. The Deficit Reduction Act is currently being challenged in court by private plaintiffs alleging that the act is invalid due to discrepancies between non-education related provisions of the House and Senate bills. Although the legal challenges do not relate to the 50% Rule, an invalidation of the Deficit Reduction Act could reinstate the provisions of the 50% Rule. Therefore, should the plaintiffs prevail in the pending litigation, the Company may need to find alternative ways of either qualifying for Title IV or providing alternative student financing vehicles.

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

In addition to the DOE and state higher education regulatory bodies, other governmental entities exercise oversight authority over our business practices. In April 2007, we received inquiries from the NY and MN Attorneys General in connection with their ongoing reviews of financial aid practices at various colleges and universities. We are in discussions with both the NY and MN Attorneys General regarding their inquiries and possible resolution of these matters.

As part of its inquiry, the NY Attorney General had requested information regarding the relationship between Student Loan Xpress, one of 15 institutions currently listed by us as a recommended student lender, and Timothy Lehmann, our Director of Financial Aid.

On April 19, 2007, we received a letter of inquiry from U.S. Senator Edward Kennedy, Chairman of the Senate Health, Education, Labor and Pensions Committee, related to the Committee’s oversight of the federally-guaranteed student loan program. This inquiry appears to focus on the relationship between Student Loan Xpress and Mr. Lehmann. We are in the process of responding to the inquiry from Senator Kennedy’s office.

16.	Other Employee Benefit Plans

The Company sponsors an employee retirement savings plan, which qualifies under Section 401(k) of the Internal Revenue Code (the Code). The plan provides eligible employees with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 18 are eligible to participate in the plan. The plan allows eligible employees to contribute up to 100% of their annual compensation. Contributions are subject to certain limitations. The plan allows the Company to consider making a discretionary contribution; however, there is no requirement that it do so. Effective July 1, 2006, the Company elected to match 100% on the first 2%, and 50% on the next 4%, of the employee contributions. No employer contributions were made for the year ended December 31, 2004. Effective April 1, 2005, the Company elected to match 50% on the first 4% of the employee contributions. Employer contributions and related expense were $1,467 and $689 for the years ended December 31, 2006 and 2005, respectively.

In 1999, the Company adopted a qualified ESOP in which the Company may contribute to its employees, at its discretion, common stock of the Company. Historically, the Company has chosen to contribute 3% of employee compensation on an annual basis. During the year ended December 31, 2006, the Company elected to contribute common stock with a value equal to 1% of employee compensation for the six months ended June 30, 2006. Shares related to 2006 compensation expense will be contributed in 2007. During 2006, the Company contributed 62 shares to the plan related to 2005 compensation expense. During 2005, the Company contributed 46 shares to the plan related to 2004 compensation expense. During 2004, the Company contributed 47 shares to the plan related to 2003 compensation expense. Contributions vest over three years, except in the event of retirement, disability, or death, in which case the participants’ shares become fully vested and nonforfeitable. Prior to the initial public offering in November 2006, the Company had an obligation to repurchase, at fair market value determined by annual independent valuation, the allocated shares in the above events, as the shares were not readily tradable on an established securities market. The Company recognized $169, $1,209 and $1,131 of compensation expense in 2006, 2005 and 2004, respectively, related to the ESOP contributions.

Upon completion of the Company’s initial public offering in November 2006, the Company paid a special distribution in the amount of $72,643 to its shareholders, including the Company’s ESOP. The ESOP purchased shares of the Company’s common stock with the portion of the special distribution allocated to nonvested participants in the ESOP. Vested participants in the ESOP were given the right to elect to receive a cash payment of a portion of the special distribution allocated to their ESOP account. The ESOP purchased shares of the Company’s common stock in the open market with the remaining

Capella Education Company

Notes to Consolidated Financial Statements – Continued
(In thousands, except per share data)

amounts it received from the special distribution. The total number of shares purchased by the ESOP with proceeds from the special distribution was 48 shares.

In May 2005, the Company adopted the Capella Education Company Employee Stock Purchase Plan, referred to as the ESPP. The Company has reserved an aggregate of 450 shares of its common stock for issuance under the ESPP. The ESPP permits eligible employees to utilize up to 10% of their compensation to purchase the Company’s common stock at price of no less than 85% of the fair market value per share of the Company’s common stock at the beginning or the end of the relevant offering period, whichever is less. The compensation committee of the Board of Directors will administer the ESPP. The Company had not implemented this plan as of December 31, 2006.

17.	Quarterly Financial Summary (unaudited)

	First	Second	Third	Fourth	Total

2006
Revenues	$41,858	$43,518	$43,902	$50,603	$179,881
Operating income	1,884	4,203	4,063	7,693	17,843
Net income	1,642	3,055	3,041	5,673	13,411
Net income per common share
Basic	$0.14	$0.26	$0.26	$0.40	$1.09
Diluted	$0.14	$0.25	$0.25	$0.39	$1.06

	First	Second	Third	Fourth	Total

2005
Revenues	$34,610	$35,408	$37,303	$41,919	$149,240
Operating income	4,145	3,523	2,925	4,280	14,873
Net income	2,705	2,356	2,204	2,985	10,250
Net income per common share
Basic	$0.24	$0.21	$0.19	$0.26	$0.89
Diluted	$0.23	$0.20	$0.18	$0.25	$0.86

Exclusively online post-secondary education

16 academic programs

82 specializations

Over 800 online courses

Capella University

Grants bachelor's, master's and doctoral degrees in business, education, human services, psychology and information technology